UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-50571

RESPONSE BIOMEDICAL CORP.
(Exact Name of Registrant as Specified in its Charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or Organization)

8081 LOUGHEED HIGHWAY, BURNABY, B.C., CANADA, V5A 1W9
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:	NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:	COMMON SHARES
WITHOUT PAR VALUE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐   Yes    ☒  No

Indicate by check mark which financial statement item the registrant has elected to follow.
  ☒  Item 17     ☐  Item 18

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court
☐   Yes    ☒  No

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This Registration Statement contains certain forward-looking statements, including statements about the development of new services and products and the expansion of the market for our current services and products, implementing aspects of our business plan and strategies,
  financing goals and plans,
  our existing working capital and cash flows and whether and how long these funds will be sufficient to fund our operations, and our raising of additional capital through future equity and debt financings.

The forward-looking statements in this Registration Statement reflect management's current views and expectations with respect to our business, strategies, services and products, future results and events, and financial performance. In general, all statements other than statements of historical fact, including future results of operations or financial position, made in this registration statement should be considered forward looking. Our forward-looking statements are primarily located in the sections "Item 3 – D. Risk Factors", "Item 4 – Our Information", and "Item 5 -Operating and Financial Review and Prospects". In addition, the words "believe," "expect," "intend," "anticipate," "estimate," "desire," "goal," "may," "will," variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement. Our actual results could differ materially from those anticipated in or implied by these forward-looking statements for many reasons, including, among others, the risks we face as described in the section entitled Risk Factors and elsewhere in this registration statement.

Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this registration statement. We make cautionary statements in the "Risk Factors" section of this registration statement beginning on page 10, and in other parts herein. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this registration statement.

We are not obligated nor do we undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this registration statement and other statements made from time to time from us or our representatives might not occur.

TERMS OF REFERENCE AND EXCHANGE RATE

The information set forth in this registration statement is as of March 31, 2004, unless another date is indicated. All references to dollars ($) in this document are expressed in Canadian funds, unless otherwise indicated. On June 28, 2004, the exchange rate for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn.$1.3837. The exchange rate represents the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. See "Item 3 – Key Information – Currency Exchange Rates" for further information on U.S./Canada currency exchange rates. As used in this Registration Statement, unless the context otherwise indicates, the terms "we", "us", "our", "Response" or the "company" mean Response Biomedical Corp. and its wholly-owned subsidiaries, Response Biomedical Inc. and Response Development Inc.

GLOSSARY

This glossary contains general terms used in the discussion of the biopharmaceutical industry, as well as specific technical terms used in the descriptions of our technology and business.

Analyte - something that is to be measured or quantified, and for the purposes of this document, is synonymous with antigen.

Anthrax - an acute infectious disease caused by the spore-forming bacterium Bacillus anthracis. Anthrax most commonly occurs in wild and domestic lower vertebrates (cattle, sheep, goats, camels, antelopes, and other herbivores), but it can also occur in humans when they are exposed to infected animals or tissue from infected animals. Anthrax is a potential agent for use in biological warfare.

Antibody - a protein produced by blood plasma cells that binds specifically to foreign substances as part of the immune response. Antibodies are synthesized in direct response to an antigen, which is the foreign substance that triggers the immune system.

Antigen - a foreign substance, usually a protein, that induces the production of antibodies by the immune system.

Assay - a test for a particular chemical biological agent to determine its properties or effect.

Beta Study – a controlled evaluation of an Assay using clinical samples.

Botulinum Toxin - the single most poisonous substance to humans known, poses a major biowarfare threat because of its extreme potency and lethality, its ease of production, transport and misuse, and the potential need for prolonged intensive care in affected persons.

Clinical trial - organized studies with human volunteers or patients designed to provide statistically relevant clinical data for determining the efficacy and safety of new therapeutic agents, diagnostics and medical devices.

CRP ("C-reactive protein") - an abnormal protein detectable in blood only during the active phase of certain acute illnesses

Device - an item, other than a drug, that has application in medical therapy. Usually the term device is restricted to items used directly on the patient and does not include diagnostic equipment or tests.

Diagnostic - a test or procedure that can be either qualitative or quantitative and is designed to reveal the occurrence or amount or specific substances, thus indicating the presence or severity of a disease or other pathological condition.

DNA ("Deoxyribonucleic acid") - the chemical basis for heredity and the carrier of genetic information for all forms of life.

ELISA ("Enzyme-linked immunosorbent assay") - a sensitive, inexpensive assay technique involving the use of antibodies coupled with indicators (e.g., enzymes linked to dyes) to detect the presence of specific substances, such as enzymes, viruses, or bacteria.

FDA ("Food and Drug Administration") - the government agency which regulates the manufacture, safety, use and efficacy of biological and pharmaceutical therapeutics, diagnostics and other medical products in the United States.

GMP ("Good Manufacturing Practices") - a set of manufacturing standards promulgated by industry and put into law by the FDA that provides for a high level of effectiveness of manufactured products and ensures that such products are suitable for their labeled and or intended use.

hCG ("human chorionic gonadotrophin") - hormones produced by the placenta that are present in the blood and urine of pregnant women.

Immune response - the events that occur when a foreign protein is introduced into the body by an infectious microorganism, transplanted tissue, vaccines or the host's own tissue (i.e. auto-immune diseases). The immune response is characterized by the production of antibodies from activated B-cells and the activation of T-cells.

Immunoassay or Immunodiagnostic - an assay method for diagnostic tests that uses antibodies to detect and quantify proteins, bacteria or other biological molecules.

In vitro - an event that occurs outside a living organism, such as cell culture studies conducted in petri dishes or a diagnostic test that uses a blood or tissue sample.

Lateral Flow Immunoassay – an Immunoassay in which a liquid sample containing the target Analyte migrates laterally along a membrane by capillary or wicking action.

Orthopox - a genus (group) of virus that includes the virus of smallpox, variola and monkeypox. These viruses cause infectious diseases that are harmful to man.

Platform Technology - a technology that has broad applicability in terms of its potential uses.

Protein - a molecule made up of one or more chains of amino acids that serve regulatory (hormones), protective (antibodies), structural (muscle) or storage functions.

Ricin - a potent protein toxin derived from the beans of the castor plant. There is currently no vaccine or prophylactic antitoxin available for human use.

Scientific Advisory Board – a board of independent experts retained by the company to advise on scientific and technical issues relating to the company's areas of interest.

Sensitivity - the range of analyte in a sample, which can be measured by an assay.

Small Pox - an acute (rapid onset – short duration), contagious (easily transmitted from person to person) febrile (causes a fever) disease.

Specificity - having a relation to a definite result of a particular cause.

TPD ("Therapeutics Product Directorate") - part of the Canadian Department of Health, the government agency which regulates the manufacture, safety, efficacy and sale of human diagnostic and therapeutic products in Canada.

Tularemia - an acute, plague-like highly infectious disease in humans caused by the pathogenic bacteria Francisella tularensis.

Vaccinia - a contagious disease of cattle, produced in humans by inoculation with cowpox virus, and used as a vaccine to provide resistance against smallpox.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

The following provides information regarding our representatives.

A.     DIRECTORS AND SENIOR MANAGEMENT

Name	Function	Business Address

Stephen D. Holmes	Director	Holmes Greenslade, Barristers & Solicitors
	Chairman of the Board	Suite 1880, 1066 West Hastings Street
Vancouver, B.C. Canada V6E 3X1

William J. Radvak	Director	Response Biomedical Corp.
	President	8081 Lougheed Highway
	Chief Executive Officer	Burnaby, BC V5A 1W9

Brian G. Richards, P.Eng.	Director	Response Biomedical Corp.
	Executive Vice President	8081 Lougheed Highway
	Secretary, Chief Financial Officer	Burnaby, BC V5A 1W9

Dominique E. Merz, Ph.D.	Director	Diligens Officium, LLC
Suite 460, 660 Newport Center Drive
Newport Beach, California, USA 92660-6405

Stan Yakatan	Director	Katan Associates , Inc.
155 Lyndon Street, First Place
Hermosa Beach, California, USA 90254

Paul C. Harris, Ph.D.	Vice President, Research and Development	Micron Engineering
3022 184th Place, South East
Bothell, WA, USA 98012

Reed Simmons	Vice President, Manufacturing	Bio-Executive Resource
19808 98th Ave. SE,
Snohomish, WA, USA 98296

Joanne M. Stephenson	Vice President, Business Development	Response Biomedical Corp.
8081 Lougheed Highway,
Burnaby, BC V5A 1W9

Effective February 15, 2004, John Meekison left his position as full time Chief Financial Officer of our company. We continue to retain Mr. Meekison in a financial consulting capacity on an as needed basis until mid-August 2004. Brian Richards was appointed Chief Financial Officer by a resolution of the Company's Board of Director's dated May 7, 2004.

ADVISORS

Our principal bankers are Toronto Dominion Bank, of Toronto Dominion Tower, 700 West Georgia Street, Pacific Centre, P.O. Box 10001, Vancouver, British Columbia, Canada, V7Y 1A2.

Our legal advisors in Canada are Catalyst Corporate Finance Lawyers, of Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

Our U.S. securities counsel is Cairncross & Hempelmann P.S., of Suite 500, 524 Second Avenue, Seattle, Washington, U.S.A., 98104-2323.

B.    AUDITORS

Our auditors since 1995 have been Ernst & Young LLP, Chartered Accountants, of 700 West Georgia Street, Pacific Centre, PO Box 10101, Vancouver, British Columbia, Canada, V7Y 1C7.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.    SELECTED FINANCIAL DATA

The following tables set forth the selected consolidated financial data for our five fiscal years ended December 31, 2003. This data has been derived from our audited consolidated financial statements. Our audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conforms to United States generally accepted accounting principles ("U.S. GAAP") except as disclosed in Note 17 to the consolidated financial statements included herein. This financial data should be read in conjunction with our consolidated financial statements and notes thereto and "Item 5 - Operating and Financial Review and Prospects".

The following financial data is expressed in Canadian dollars. The exchange rate for conversion from U.S. to Canadian dollars is detailed below in this Item 3, under the heading "Currency Exchange Rates".

FISCAL YEARS ENDED DECEMBER 31, 2003 TO 1999

	Years Ended December 31
	2003	2002	2001	2000	1999
REVENUE
Product Sales	$827,795	$151,958	-	-	-
Research and contract revenue	$455,958	$37,250	$46,792	$112,125	-
LOSS, CDN GAAP	($4,191,602)	($4,673,656)	($3,794,382)	($5,140,654)	($3,375,377)
Basic and Diluted Loss per common share, CDN	($0.09)	($0.11)	($0.11)	($0.19)	($0.17)
GAAP
Weighted average number of outstanding	$48,164,132	$43,228,309	$33,412,004	$26,965,940	$20,402,863
common shares, CDN GAAP

Loss, Canadian GAAP	($4,191,602)	($4,673,656)	($3,794,382)	($5,140,654)	($3,375,377)
Adjustment with respect to repricing of certain	$172,928	($326,512)	($116,334)	-	-
stock options

LOSS, U.S. GAAP	($4,018,674)	($5,000,168)	($3,910,716)	($5,140,654)	($3,375,377)
Basic and Diluted Loss per common share, U.S.	($0.08)	($0.12)	($0.12)	($0.19)	($0.17)
GAAP
Weighted average number of outstanding shares,	$48,164,132	$43,228,309	$33,412,004	$26,965,940	$20,402,863
U.S. GAAP
	As at December 31
	2003	2002	2001	2000	1999
BALANCE SHEET DATA
Total Assets:
CDN & U.S. GAAP	$1,181,334	$862,500	$612,290	$752,791	$710,016
Net Assets:
CDN & U.S. GAAP	($1,177,948)	($790,383)	($1,312,235)	($21,038)	$416,707

Share Capital:
CDN & U.S. GAAP	$28,821,536	$25,567,572	$20,583,264	$18,109,279	$13,516,370
Number of Shares Outstanding as at year-end,	53,518,521	46,057,751	36,704,284	27,323,148	21,232,648
CDN & U.S. GAAP

CURRENCY EXCHANGE RATES

In this registration statement all references to dollars ($) are expressed in Canadian funds, unless otherwise indicated. As of June 28, 2004, the exchange rate for conversion of U.S. dollars into Canadian dollars was U.S. $1.00 = Cdn $1.3837. The exchange rate represents the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The following table sets forth the high and low rates of exchange of U.S. dollars into Canadian dollars for each month during the previous nine months and the average of such exchange rates during the six most recent fiscal years ended December 31, 2003. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year or a period.

	Exchange Rate U.S. Dollar/Canadian Dollar
	High		Low
Month ended May 31, 2004	$1.38		$1.36
Month ended Apr 30, 2004	$1.37		$1.31
Month ended March 31, 2004	$1.35		$1.31
Month ended February 29, 2004	$1.34		$1.31
Month ended January 31, 2004	$1.33		$1.27
Month ended December 31, 2003	$1.34		$1.29
Month ended November 30, 2003	$1.34		$1.30
Month ended October 31, 2003	$1.35		$1.30
Month ended September 30, 2003	$1.39		$1.35
		Average
Five-month period ended May 31, 2004		$1.33
Fiscal year ended December 31, 2003		$1.40
Fiscal year ended December 31, 2002		$1.57
Fiscal year ended December 31, 2001		$1.55
Fiscal year ended December 31, 2000		$1.49
Fiscal year ended December 31, 1999		$1.48
Fiscal year ended December 31, 1998		$1.48

B.    CAPITALIZATION AND INDEBTEDNESS

The following is a statement of our capitalization and indebtedness as at December 31, 2003 in and May 31, 2004 Canadian dollars:

	Outstanding at December 31, 2003	May 31, 2004
Obligations under Capital Lease	Nil	Nil
Short Term Debt (1)	$1,582,065	$683,732
Long Term Debt	Nil	Nil
Common Share Equity:	$28,821,536	$30,944,498
Contributed Surplus	$900,473	$1,122,347
Deficit	($30,899,957)	($32,112,813)
Total Shareholders' Equity	($1,177,948)	($45,968)
Total Capitalization	$1,181,334	$978,291

(1)
Short term debt consists of a revolving line of credit in the amount of U.S.$1,515,000) established with the Toronto Dominion Bank and which is guaranteed by certain of our major shareholders and directors. At December 31, 2003, $1,401,786 of the line of credit had been drawn down. In addition, certain of our directors and officers have provided loans to us in the amount of $180,279. These loans are unsecured.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.    RISK FACTORS

Introduction

The following discussion contains forward-looking statements regarding our company, our business, prospects and results of operations that involve risks and uncertainties. Our actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this registration statement. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this registration statement. If any of the following risks occur, our business, financial condition or operating results could be harmed. In that case, the trading price of our common stock could decline.

Risks Related to Our Company

We have a working capital deficit and we need to raise additional capital to fund operations during fiscal 2004. If we are unsuccessful in attracting capital to our company, we will not be able to continue operations or will be forced to sell assets to do so. Alternatively, capital may not be available to our company on favorable terms and may lead to significant dilution to the shareholders' equity in our company.

We are not profitable and have negative cash flow. As at May 31, 2004, we had a working capital deficiency of $124,289. As per the disclosure in Item 8, Financial Information, section B significant changes, on June 21, 2004 the Company closed a non brokered private placement for $3 million. Based on our current cash resources and anticipated revenues, we expect that we can maintain operations until the end of March 2005. We continue to rely on debt and equity funding to fund our operations and commercialize our products. To meet our funding requirements, we will have to raise additional capital through collaborations with corporate partners and/or through private or public financings. Such capital may not be available, at such times or in amounts, as needed by us. Even if capital is available, it might be on adverse terms. There can be no assurance that unforeseen developments or circumstances will not alter our requirements for capital. Any additional equity financing will be dilutive to our shareholders. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development programs, attempt to obtain funds through collaborative partners or others that may require us to relinquish rights to certain technologies or product candidates, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

We have a limited operating history and have incurred substantial operating losses. We expect these losses to continue in the future. If we are unable to generate sufficient revenue, positive cash flow or earnings, or raise sufficient capital to maintain operations, we may not be able to continue operating our business and be forced to sell our company or liquidate our assets.

We have only recently evolved from a pure development company to a commercial enterprise and to date have realized minimal operating revenues from product sales. As of December 31, 2003, we have incurred cumulative losses since inception of $30.9 million. For the fiscal years ending December 31, 2003, 2002, 2001 and 2000, we incurred losses of $4.2 million, $4.7 million, $3.8 million and $5.1 million, respectively. We are currently not profitable and expect operating losses to continue at least through the 2004 fiscal year. Generating revenues and profits will depend significantly on our ability to successfully develop, commercialize, manufacture and market our products. The time necessary to achieve market success for any individual product is uncertain. No assurance can be given that product development efforts will be successful, that required regulatory approvals can be obtained on a timely basis, if at all, or that approved products can be successfully manufactured or marketed. Consequently, we cannot assure you that we will ever generate significant revenue or achieve or sustain profitability. As well, there can be no assurance that the costs and time required to complete commercialization will not exceed current estimates. We may also encounter difficulties or problems relating to research, development, manufacturing, distribution and marketing of our products. In the event that we are unable to generate adequate revenues, cash flow or earnings, to support our operations, or we are unable to raise sufficient capital to do so, we may be forced to cease operations and either sell our business or liquidate our assets.

We may not be able to adequately protect our technology and proprietary rights, and third parties may claim that we infringe their proprietary rights. If we cannot protect our technology, companies with greater resources than us may be able to use our technology to make products that directly compete with ours. Additionally, third parties claiming that we infringe on their proprietary rights may be able to prevent us from marketing our products or force us to enter into license agreements to do so. Both situations may negatively impact our ability to generate revenues, cash flows and earnings.

The success of our technology and products is highly dependent on our intellectual property portfolio, for which we have sought protection through a variety of means, including patents (both issued and pending) and trade secrets. See "Item 4 – B. Business Overview - Intellectual Property". There can be no assurance that any patents will be issued on any existing or future patent applications or on patent applications licensed from third parties. Even if such patents are issued, there can be no assurance that the claims allowed will be sufficiently broad to protect our technologies or that the patents will provide protection against competitive products or otherwise be commercially valuable. No assurance can be given that any patents issued to or licensed to us will not be challenged, invalidated, infringed, circumvented or held unenforceable. In addition, enforcement of our patents in foreign countries will depend on the laws and procedures in those foreign jurisdictions. Monitoring and identifying unauthorized use of our technologies or licensed technologies may prove difficult, and the cost of litigation may impair the ability to guard adequately against such infringement. If we are unable to successfully defend our intellectual property, third parties may be able to use our technology to commercialize products that compete with ours. Further, defending intellectual property can be a very costly and time-consuming process. The costs and delays associated with such a defense may negatively impact our financial position.

Commercial success may also depend upon the products not infringing any intellectual property rights of others and upon no such claims of infringement being made. In the event that a third party was able to substantiate a claim against us, it could result in us not being able to sell our products in certain markets or at all. Further, as a result we may be required to enter into license agreements with said third parties on terms that would negatively impact our ability to conduct our business. Even if such claims are found to be invalid, the dispute process would likely have a materially adverse effect on our business, results of operations and prospects. To date, to the best of our knowledge, there have been no threats of litigation, legal actions or other claims made against any of our intellectual property.

Pursuant to an agreement dated October 9, 2003, we license certain patents relating to our technology from the University of British Columbia. Under the agreement, we have agreed to bear the costs of defending or prosecuting any patent infringement claims made by or against us.

In addition to patent protection, we also rely on trade secrets, proprietary know-how and technological advances which we seek to protect, in part, through confidentiality agreements with our collaborative partners, employees and consultants. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that the trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others, which could negatively impact our ability to compete in the marketplace.

The research and development of our products carries substantial technical risk. We may not be able to successfully commercialize future products. As a consequence, our ability to expand our product portfolio to generate new revenue opportunities may be severely limited.

Our future growth will depend upon, among other factors, our ability to successfully develop new products. Although we believe that we have significant scientific and technical resources available, future products will nevertheless be subject to the risks of failure inherent in the development of products based on innovative technologies. On any specific, new product in research and development, we may face technical challenges that may significantly increase the costs to develop that product, cause delays to commercialization or prevent us from commercializing that product at all. Although, we expect to continue to expend significant resources on research and development efforts, to enhance existing products and develop future ones, we are unable to predict whether research and development activities will result in any commercially viable products. There can be no assurance that we will be able to successfully develop future products and tests, which would prevent us from introducing new products in the marketplace and negatively impact our ability to grow our revenues and become profitable.

To continue developing new products or enhance existing ones, we may need to obtain licenses to certain technologies and rights from third parties, and such licenses may not be available on acceptable terms, or at all. If our product development efforts are hindered, we may face considerable challenges competing in the market place with our existing products or be unable to introduce new products.

Although we believe we are able to conduct our business based on our current intellectual property portfolio, there is a risk that additional non-core technology licenses may be required in the development of new products or to enhance the performance characteristics of our existing products. We believe that such licenses would generally be available on a non-exclusive basis; however, there is no guarantee that they will be available on acceptable terms, or at all. If we are unable to license any required non-core technology, it may impede our product development capabilities, which may put us at a competitive disadvantage in the market place and negatively affect our ability to generate revenue or profits.

We rely significantly on third party distributors to market and sell our products. If we are unable to successfully negotiate acceptable agreements with potential distributors, our ability to access various markets with our products may be significantly restricted. Further, we may not be able to negotiate agreements that would permit us to sell our products at a profit.

Our marketing strategy in both the environmental and the medical diagnostics markets depends significantly on our ability to establish collaborative arrangements with third party distributors for marketing and distribution. We have only recently begun to sell our products in the marketplace and there can be no assurance that we will be able to negotiate acceptable collaborative arrangements enabling us to sell our products in certain markets or be able to sell our products at acceptable prices or volumes. Consequently, we may be unable to generate sufficient revenue or gross margins to be profitable.

Some of our raw materials are provided by sole-source suppliers. In the event a sole-sourced material became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development to meet product specifications. It is also possible that we may be unable to locate an acceptable alternate source at all. Consequently, we may face difficulty in manufacturing, or be entirely unable to manufacture, some of our products.

Some key components, in particular antibodies, used in the manufacture of our products are provided by single-source suppliers. Except for one of the antibodies we use in our West Nile Virus test, we do not have supply agreements with any of our antibody suppliers. Although we maintain inventories of some key components, including antibodies, any loss or interruption in the supply of a sole-sourced component or raw material would have a material adverse effect on our ability to manufacture these products until a new source of supply is qualified and, as a result, may temporarily or even permanently prevent us from being able to sell our products. A new antibody used in one of our tests would likely have properties different from the previous test, such that considerable time and resources may be required to develop a new test that would meet the required performance levels, and further, there is no assurance we would be able to develop successfully a new test which would be commercially acceptable. In addition, an uncorrected impurity or variation in a raw material, either unknown to us or incompatible with our manufacturing processes could result in products that, if developed, may require us to enter into additional supplier arrangements for additional reagents to correct the variation or impurity. The impurity or variation may also negatively affect the performance of our products, hindering our ability to sell our products. If we are not able to enter into such additional supplier arrangements on commercially reasonable terms, or at all, there could be a material adverse effect on our ability to manufacture products.

We currently rely on Datrend Systems Inc., a medical device equipment manufacturer, for production of the fluorescence reader used as part of the RAMP System. We do not currently have a written supply agreement with Datrend that addresses an ongoing supply of readers. Our supply of readers from Datrend is transaction based and we place purchase orders with Datrend on an as needed basis. As we maintain ownership of all molds, tooling and designs, for the reader, however should this manufacturer become unable to produce the readers, there would likely be a 90-day delay in sourcing replacement production capacity with a likely initial reduction in volume. We also source certain test-specific reagents from a variety of suppliers and regularly evaluate alternately sourced reagents as they become available. Should the reagents for any of our products cease to be available in advance of us identifying an alternate supply, the production of that product would be limited to the reagents on hand.

Interruption in the supply of any sole-sourced component or raw material would likely have a material adverse effect on our profit margins, our ability to develop and manufacture products on a timely and competitive basis, and the timing of market introductions and subsequent sales of products.

We depend on our key personnel, the loss of whose services could adversely affect our business. The loss of some or all of our key personnel would make it extremely difficult to manage our business operations, and in such a situation, we may not be able to develop new products or effectively manufacture and sell our existing products.

We are highly dependent upon the members of our management and scientific staff, the loss of whose services could impede our ability to achieve our business goals. Currently, we have employment or consulting agreements with the following key individuals: William Radvak, President and Chief Executive Officer; Brian Richards, Executive Vice President; Joanne Stephenson, Vice President Business Development; Paul Harris, PhD, Vice President Research and Development and Reed Simmons, Vice President Manufacturing. See "Item 10-C. Material Contracts". The recruitment and retention of additional operational, development and scientific personnel will be critical to our success. Although the company historically has not had difficulty recruiting or retaining senior management, we do face competition for qualified employees from numerous industry and academic sources and there can be no assurance that we will be able to attract and retain qualified personnel on acceptable terms. We currently do not have key man insurance in place on any of our key employees.

In the event that we are unable to recruit or retain key personnel, we may be unable to successfully manage our business operations, including sales and marketing activities, product research and development and manufacturing. As a consequence, we may not be able to effectively develop and manufacture new products or generate revenue from existing products.

We may not be able to effectively and efficiently manage the planned growth of our operations and, as a result, we may find ourselves unable to effectively compete in the marketplace with our products resulting in lost revenue, poor operational performance and sustained losses.

We anticipate increased growth in the number of employees, the scope of the operating and financial systems and the geographic area of operations as new products are developed and commercialized. This growth will result in increases in responsibilities for both existing and new management personnel. The ability to manage growth effectively will require us to continue to implement and improve operational, financial and management information systems and to hire, train, motivate and manage employees. This growth may require additional locations, greater manufacturing space and new capital equipment. If we are unable to successfully manage our expansion, we may experience an inability to take advantage of new sales opportunities, poor employee morale, inability to attract new employees and management, inability to generate adequate financial and other relevant reports, poor quality control and customer service, and difficulty managing our operating expenses and working capital. As a consequence, we may find ourselves unable to compete effectively in the market place with our products leading to loss of revenue and poor operational performance, including sustained losses.

We are exposed to a number of risks in our business, for some of which, but not all, we maintain insurance coverage. A lack of or insufficient insurance coverage could adversely affect us in the event we face potential liability exposure.

We currently carry the following insurance coverage:

Great American Insurance Companies has issued "Directors and Officers Liability" insurance to us for the period December 1, 2003 to December 1, 2004. The coverage includes the following key limits: $1,000,000 limit of liability, $25,000 for each claim other than a securities employment claim, $25,000 for each employment practices claim, and $100,000 for each securities claim.

Chubb Insurance Company of Canada has issued Property insurance to us under the title of "All Risks" coverage including flood, earthquake, sewer backup, 90% co-insurance clause, and replacement cost endorsement excluding stock. The coverage includes the following key limits: $1,1500,000 personal property, $107,500 electronic data processing, $1,100,000 extra expenses, $100,000 valuable papers, $25,000 pollutants, $2,457,500 flood aggregate, $1,000,000 earthquake aggregate, $5,000,000 per occurrence commercial general liability, $5,000,000 personal and advertising injury limit, $10,0000 medical expense limit, $600,000 all risk tenant liability, $5,000,000 non-owned auto liability, and $50,000 legal liability for damage to hired vehicles.

We are in the process of evaluating whether to obtain the following additional insurance coverage: key man, patent infringement, product recall, and product liability. To date, we have not been able to afford the cost of obtaining such additional insurance coverage, and there can be no assurance that we will be able to obtain such coverage on acceptable terms.

Sales of our products may expose us to liability claims that could have a material adverse effect on us and consequently, we are exploring whether to obtain product liability insurance coverage. However, such coverage is expensive, and no assurance can be given that we will be able to obtain such insurance, or, if obtainable, that such insurance can be acquired at a reasonable cost or in sufficient amounts to protect against losses. An inability to obtain insurance at an acceptable cost or to otherwise protect against potential product liability could prevent or inhibit our ability to sell our products. In addition, a product liability claim could have a material adverse effect on our business or financial condition. To date, no product liability claim has ever been made against us.

We do not maintain terrorism insurance coverage. We are exploring obtaining such coverage, including assessing whether the costs of such coverage are commensurate with the risks to be covered.

Our company is a foreign corporation and most of our directors and officers and substantially all of our assets are located outside of the United States, which may make enforcement of foreign judgments against us difficult.

Substantially all of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. Our US counsel, Cairncross & Hempelmann, P.S. Suite 500, 524 Second Avenue, Seattle, Washington, U.S.A, 98104-2323 will act as our agent for service of process. Most of our directors and officers are nationals or residents of Canada, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

Risks Related to Our Industry

We operate in highly competitive markets, with continual developments in new technologies and products. Some of our competitors have significantly greater resources than we do. We may not be able to compete successfully based on many factors, including product price or performance characteristics. An inability to successfully compete could lead to us having limited prospects for establishing market share or generating revenues.

The biotechnology and medical device industries are characterized by extensive research efforts, rapid technological progress and intense competition. There are many public and private companies, including well-known diagnostic companies, engaged in marketing and developing products for the markets we have targeted. Many of these companies have substantially greater financial, technical and human resources than we do. Our competitors may be more successful in convincing potential customers to adopt their products over ours and hence gain greater market share. Competitors with greater financial resources may also have an advantage when dealing with suppliers, particularly sole source suppliers providing antibodies or unique reagents. Additionally, they may develop technologies and products that are more effective than any products developed by us, or that would render our technologies and products obsolete or non-competitive.

We believe our primary current competitors in the medical diagnostics market are: Biosite Diagnostics Inc., i-STAT Corporation and Spectral Diagnostics Inc. All three companies have tests for the detection of cardiac markers currently being marketed and sold to customers to whom we expect to target our products. In December 2003, i-STAT was acquired by Abbot Laboratories, which provides i-STAT access to substantially greater technical and financial resources. However, it is our view that the product performance characteristics of the RAMP system will provide us with a competitive advantage and enable us to obtain a share of the market. See "Item 4 - B. Business Overview - POC Clinical Diagnostics" and "- Competition".

In the environmental biowarfare testing market, our primary competitors are Alexeter Technologies LLC, Idaho Technology Inc., Osborne Scientific Inc. and Cepheid. All of these companies currently have commercialized tests being sold in the marketplace. We believe that RAMP has a number of performance capabilities superior to our competitors that we expect will enable us to obtain a share of the market. See "Item 4 - B. Business Overview -Onsite Environmental Testing" and "- Competition".

In the event that we are not able to compete successfully in the marketplace, we may face limited adoption of our products by potential customers or be unsuccessful in selling our products at all, which would seriously impede our ability to generate revenue.

Products in the biomedical industry, including ours, may be subject to government regulation. Obtaining government approvals can be costly and time consuming. Any failure to obtain necessary regulatory approval will restrict our ability to sell those products and impede our ability to generate revenue.

As we operate in the biomedical industry, some of our products are subject to a wide variety of government regulation (federal, state and municipal) both within the Unites States and other international jurisdictions. For example, the FDA and comparable regulatory agencies in other countries impose substantial pre-market approval requirements on the introduction of medical products through lengthy and detailed clinical testing programs and other costly and time consuming procedures. Satisfaction of these requirements is expensive and can take a long period of time depending upon the type, complexity and novelty of the product. All devices manufactured for sale in the United States, regardless of country of origin, must be manufactured in accordance with Good Manufacturing Practices specified in regulations under the Federal Food, Drug, and Cosmetic Act. These practices control every phase of production from the design control and incoming receipt of raw materials, components and subassemblies to the labeling, tracing of consignees after distribution and follow-up and reporting of complaint information.

Our medical products are also affected by the United States Clinical Laboratory Improvement Act of 1988. This law is intended to assure the quality and reliability of all medical testing in the United States regardless of where tests are performed. The regulations require laboratories performing blood tests to meet specified standards in the areas of personnel qualification, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections.

Federal, state and foreign regulations regarding the sale of medical devices continue to evolve and are constantly subject to change. We cannot predict what regulations may come into effect in the future and what impact, if any, such regulatory changes may have on our business.

If products in the biowarfare testing industry, including ours, become subject to government legislation in the future, obtaining necessary government approvals can be very costly and time consuming. Failure to obtain government approvals will restrict our ability to sell our products and impede our ability to generate revenue.

In the environmental biowarfare testing market, there is currently an absence of regulatory checks and balances and there is significant market uncertainty and misinformation. While we believe it is highly likely that future regulatory requirements in the biowarfare testing market will come into effect, the form and substance of these regulations remain highly uncertain. The effect of government regulations may be to prevent or to delay marketing and pricing of any new products for a considerable or indefinite period or to require additional studies prior to approval. Federal, state and foreign regulations, or lack thereof, regarding the sale of environmental testing devices are subject to change. We cannot predict the impact, if any, such changes may have on our business.

Our business is substantially dependent on market acceptance of our products. As well, our environmental business is affected by industry and public perceptions of biodefense products generally. Failure to obtain market acceptance for some or all of our products would have a negative impact on our revenue and ability to operate profitably.

The commercial success of our clinical tests will be highly dependent upon the acceptance and adoption of the tests by the medical community. The medical community tends to be very conservative with regards to adopting new technologies and products. Often substantial data and evidence supporting product performance is required to generate market acceptance. If we are unsuccessful in generating market acceptance, our ability to generate revenue and hence profits would be severely limited.

The commercial success of our biodefense and environmental tests will depend upon their acceptance by the public safety community and government funding agencies as being useful and cost effective. In addition, the purchase of our biodefense products in the United States (our largest potential market) by the public safety community is highly dependent on the availability of federal and state government funds dedicated to "homeland security". In the event that we cannot provide adequate evidence as to the usefulness and performance capabilities of our biodefence products, or that homeland security funds became unavailable for use or the release of such funds significantly delayed, it would have a negative effect on our ability to generate revenue or profits.

In addition, on July 19, 2002, the U.S. Office of Science and Technology Policy ("OSTP"), now under the Office of Homeland Security, published a memorandum directed to federal mail managers and first responders to federal mail centers that raised concerns regarding the use and performance capabilities of commercially available anthrax detection equipment, and further included recommendations to the community to cease purchasing such equipment. The recommendations in this memorandum were based on an evaluation of commercially available anthrax detection equipment by the U.S. Centers for Disease Control ("CDC"), which concluded that such equipment does not pass acceptable standards for effectiveness. As both of these U.S. government agencies are considered to be influential opinion leaders, this recommendation has had and will continue to have a negative impact on the market acceptance and adoption of biodefense products generally, including our products. Although the above recommendation and views do not in any way prohibit the use of our biodefense products and we believe we have adequately addressed the concerns raised by the CDC and OSTP with the public safety community, there can be no assurance that the market place will respond favorably. Further, it is possible that the U.S. government may enact regulation that potentially prohibits, restricts or limits the use of equipment or funding for on site biodefense testing.

Sales and pricing of medical products, including ours, are affected by third-party reimbursement. Depending on our manufacturing costs, we may not be able to profitably sell our products at prices that would be acceptable to third party reimbursement programs. Consequently, we may have difficulty generating revenue, resulting in reduced profit margins and potential operating losses.

Sales of our medical products will be dependent, in part, on the availability of levels of reimbursement from third-party payers, such as government agencies and private insurance companies. Reimbursement policies by such third-party payers could reduce or eliminate such reimbursements and thereby adversely effect future sales of our products. Third-party payers are increasingly challenging prices paid for medical products and the cost effectiveness of such products. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that proposed products will be considered cost effective or that reimbursement from third party payers will be available or, if available, that reimbursement will not be limited, thereby adversely affecting our ability to sell products or sell our products at a profit.

Third party payers can indirectly affect the pricing or the relative attractiveness of our products by regulating the maximum amount of reimbursement provided for blood testing services. If the reimbursement amounts for testing services are decreased in the future, it may decrease the amount that physicians and hospitals are able to charge patients for such services and therefore the prices that we, or our distributors, can charge for our products. Consequently our ability to generate revenue and/or profits may be negatively impacted for both existing and new products.

Companies operating in our industry may be impacted by potential healthcare reform. Such healthcare reform may include pricing restrictions on medical products, including ours, that may restrict our ability to sell our products at a profit.

Healthcare reform bills that have been before the United States Congress contemplate changes in the structure, financing and delivery of healthcare services in the United States. These and any future healthcare reforms may have a substantial impact on the operations of companies in the healthcare industry, including us. Such reforms could include product pricing restrictions or additional regulations governing the usage of medical products. No assurances can be given that any such proposals, or other current or future legislation in the United States or in other countries, will not adversely affect our product development and commercialization efforts, results of operations or financial condition. At this time, we are unaware of any recent legislation or pending legislative proposals that will negatively affect our business.

Our business and industry is affected by seasonality, including governmental budget cycles. We may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or negative cash flows and losses.

Our operating results may fluctuate from quarter to quarter due to many seasonal factors. Many of our prospective customers are government related organizations at a federal, state/provincial or municipal level. Consequently, our sales may be tied to government budget and purchasing cycles. Sales may also be slower in the traditional vacation months, could be accelerated in the first or fourth calendar quarters by customers whose annual budgets are about to expire (especially affecting Reader purchases), may be distorted by unusually large Reader shipments from time to time, or may be affected by the timing of customer cartridge ordering patterns. Seasonality may require us to invest significantly in additional resources including, equipment, labor and inventory to meet demand during peak seasonal periods. There can be no assurance that we will be successful in putting in place the resources to meet anticipated demand, which could lead to lost revenue opportunities. Further, if we cannot scale down our operations and expenses sufficiently during periods of low demand for our products, we may experience significantly negative cash flow and operating losses. Further, if we are unable to adequately forecast seasonal activity, we may experience periods of inventory shortages or excesses that would negatively impact our working capital position.

As we generate a large part of our revenues from international sales, we are subject to risks inherent in international business, including currency exchange risk, difficulty in collecting accounts receivable, and possible marketing restrictions. Consequently, we may be restricted from selling our products in certain jurisdictions or our products may not be able to be sold at a profit.

During 2003, approximately 88% of our revenue was generated from international sales, including the United States, and there are various operational and financial risks associated with such activity. We may face difficulties and risks in our international business, including changing economic or political conditions, export restrictions, currency risks, export controls relating to technology, compliance with existing and changing regulatory requirements, tariffs and other trade barriers, longer payment cycles, problems in collecting accounts receivable, reimbursement levels, and potentially adverse tax consequences. As a consequence, these potential international risks may prevent us from selling our product in certain jurisdictions, may make it very difficult or even impossible to collect on accounts receivable or may impose a variety of additional expenses on our business such that we cannot sell our products at a profit. For international sales, we price and invoice our products primarily in U.S. dollars and consequently, incur a U.S./Canadian foreign exchange risk. We also expect that there may be a requirement in the future for sales to European customers to be priced and invoiced in Euros. Any significant adverse change in currency exchange rates may negatively impact our profit margins such that we may not be able to generate positive cash flow or earnings from our operations. To date, we have not made any provision for a currency hedging program. We are currently evaluating options to mitigate our exposure to currency fluctuations, but there can be no assurance that we will be able to do so.

Risks Related to Our Common Stock

As we have a large number of warrants and stock options outstanding, our shareholders will experience dilution from these options and warrants in the event that they are exercised.

As of March 31, 2004, we had outstanding stock options and warrants to purchase an aggregate of 11,523,701 shares, at exercise prices between $0.27 and $1.78, which represents 17% of our fully diluted outstanding share capitalization. To the extent that these outstanding options and warrants are exercised, considerable dilution to the interests of our shareholders will occur.

Because our common stock is not traded on a national securities exchange in the U.S., a shareholder's ability to sell shares in the secondary trading market may be limited.

Our common stock is currently listed for trading in Canada on the TSX Venture Exchange. In addition, we intend to pursue quotation of our common stock in the United States on the OTC Bulletin Board. Shareholders may find it more difficult to dispose of or to obtain accurate quotations as to the price of our securities than if the securities were traded on the Nasdaq Stock Market or on a national securities exchange, like The New York Stock Exchange or American Stock Exchange.

Because our common stock is considered a "penny stock," a shareholder may have difficulty selling shares in the secondary trading market.

In addition, our common stock is subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that is not quoted on the Nasdaq Stock Market and that has a price less than US$5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "accredited investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stock held in the account, and certain other restrictions. For as long as our common stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for us to raise capital in the future through sales of equity in the public or private markets.

The price of our common stock may be volatile, and a shareholder's investment in our common stock could suffer a decline in value.

There has been significant volatility in the volume and market price of our common stock, and this volatility may continue in the future. In addition, there is a greater chance for market volatility for securities that trade on the TSX Venture Exchange or the OTC Bulletin Board as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the medical device industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our common stock and the relative volatility of such market price.

ITEM 4. OUR INFORMATION

A.    OUR HISTORY AND DEVELOPMENT

We were incorporated on August 20, 1980 as Little Bear Resources Ltd. under the predecessor to the Business Corporations Act (British Columbia) (the "Business Corporations Act"). On October 15, 1991 we changed our focus from mining exploration to biomedical product development and changed our name to Response Biomedical Corp. On April 9, 1992, we split our share capital on a 2:1 basis. The address and telephone number of our registered and records office and our head office are 8081 Lougheed Highway, Burnaby, British Columbia, Canada, V5A 1W9, (604) 681-4101.

In September 2001, we experienced difficulty in raising funds as the result of (1) an unexpected delay in the receipt of market clearance from the FDA for our RAMP Reader and Myoglobin Test, and (2) unfavorable financial market conditions. We subsequently implemented significant and immediate cost-cutting measures while exploring all potential options available to maintain the development of the RAMP diagnostic system as a going concern. On September 17, 2001, we applied for creditor protection under the Bankruptcy and Insolvency Act (Canada). Following positive discussions with the FDA on October 9, 2001, we arranged bridge financing in the form of secured loans from three of our directors and one of our shareholders. On October 23, 2001, a proposal to settle outstanding debts was made to our creditors. The proposal was voted on and accepted unanimously by voting creditors on November 5, 2001 and subsequently approved by the British Columbia Supreme Court. Following the receipt of FDA clearance in January 2002 and having made a final settlement payment to creditors on March 13, 2002, we were discharged from creditor protection. For the period from September 18, 2001 until October 19, 2001, the trading of our common shares on the TSX Venture Exchange Inc. (the "TSX-VN") was suspended due to the creditor protection proceedings.

Under the proposal to settle outstanding debts, we were obliged to make cash payments to unsecured creditors equal to 25% of their claims. Claims of preferred creditors less than or equal to $2,000 were to be paid in full. Claims of preferred creditors in excess of $2,000 were to be paid at $2,000 plus 25% of the amount in excess of $2,000. Of the total estimated payments to be made under the proposal, we paid $91,829 prior to December 31, 2001. The final payment of $127,374 was included in accounts payable and accrued liabilities at December 31, 2001 and was paid on March 13, 2002. During the years ended December 31, 2002 and 2001, we recorded a gain on settlement with creditors of $15,832 and $469,251 respectively, which is included in the consolidated statements of loss for the years ended December 31, 2002 and 2001.

Investment in capital assets, consisting primarily of manufacturing equipment and office equipment and furniture, totaled $626,684 over the last four fiscal years. Dispositions of capital assets totaled $7,255 for the same period. Current capital expenditures are principally the purchase of equipment relating to the manufacturing of our products. Examples of such equipment include semi-automated assembly equipment, automated dispensing equipment and injection molds. We have made no other material asset acquisitions or dispositions and are not in the process of completing any material asset acquisitions or dispositions, including investments in other companies, since January 1, 2000 to the date of this Registration Statement.

We have made the following capital expenditures and dispositions over the four fiscal years ended December 31, 2003.

	Capital Expenditures	Capital Dispositions
Year ended December 31, 2003	$197,495	$0
Year ended December 31, 2002	$130,059	$0
Year ended December 31, 2001	$3,643	$0
Year ended December 31, 2000	$120,694	$7,255

B.    BUSINESS OVERVIEW

GENERAL

We are a Canadian company engaged in the research, development and commercialization of diagnostic technologies for the medical point-of-care ("POC") and on-site environmental testing markets. POC and on-site diagnostic tests are simple, non-laboratory-based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges or dipsticks. Glucometers that measure blood glucose are an example of a portable hand-held device and home pregnancy test kits are an example of a common POC diagnostic test that utilizes single-use test cartridges. Since entering the diagnostic sector in November 1990, we have established a number of product development initiatives that has resulted in a core proprietary technology called Rapid Analyte Measurement Platform or RAMP®. See "Item 4 - B. Business Overview - Development of the Business" and "- The RAMP Technology".

Our business strategy is to use RAMP to develop diagnostic tests for POC and on-site markets where there is a need for rapid and accurate results. We conduct all research and test development in-house and oversee any clinical testing required to satisfy the regulatory requirements in target markets. We retain all manufacturing rights for our products and all RAMP tests are produced in-house. Our portable fluorescence readers ("Readers") are supplied by Datrend Systems Inc., a medical device manufacturer based in Richmond, British Columbia. See "Item 4 - B. Business Overview - Operations and Manufacturing". We currently market and sell RAMP products through a combination of direct sales and select distributors, depending on the market segment and geographical area. See "Item 4 - B. Business Overview - On Site Environmental Testing - Marketing Plan" and "- POC Clinical Diagnostics – Marketing Plan".

DEVELOPMENT OF THE BUSINESS

In March 1996, we licensed intellectual property from the University of British Columbia ("UBC") consisting of a method for performing quantitative immunoassays. Since then, we evolved this method into the RAMP System, an enabling technology for the commercialization of highly sensitive and quantitative (producing a numeric result) diagnostic tests in a simple-to-use, portable format. The RAMP System comprises a portable fluorescence Reader common to all tests, and single-use, disposable test cartridges ("Cartridges") that contain an analyte specific, lateral flow immunoassay. Each Cartridge incorporates a proprietary internal calibrator that accounts for sources of variability inherent in conventional lateral flow immunoassay-based tests, making RAMP competitive in performance to laboratory-based systems.

POC Clinical Diagnostics

To validate the technology, we initially developed a myoglobin assay on the RAMP System ("Myoglobin Assay"). Myoglobin is a protein that is present in all types of muscle cells, including the heart. Myoglobin is released into the bloodstream within hours of muscle damage, including that caused by a heart attack. Accordingly, myoglobin acts as a "cardiac marker" which, if detected in the bloodstream, can be indicative of the subject being tested having suffered a heart attack. Manufacturing prototypes of the Reader and the Myoglobin Assay were completed in February 2001 and a multi-center clinical trial was completed in May 2001. The data from the clinical trial formed the basis of regulatory submissions to the FDA and to the TPD in June 2001, seeking the requisite clearances to market the Reader and Myoglobin Assay in the United States and Canada.

In January 2002, we received FDA approval for both the Reader for general clinical use, and for the Myoglobin Assay for the quantitative determination of myoglobin. The TPD issued a Medical Device License to us in June 2002 with respect to both the Reader and the Myoglobin Assay.

In early 2003, we completed development of RAMP tests for two additional cardiac markers, CK-MB ("CK-MB Assay") and troponin I ("Troponin Assay"). In April 2003, we received approval from the European Union to apply the CE mark to our three cardiac assays, a European designation that permits the sale of these products in the European Community. In November 2003, we completed a multi-center clinical trial for the CK-MB Assay and the Troponin Assay, and in early December 2003 we filed submissions with the FDA to obtain regulatory clearance to market and sell these tests in the United States. On May 20, 2004 the Company announced that it had received regulatory clearance from the FDA to market a RAMP cardiac marker test for detecting troponin I to assist in the rapid diagnosis of heart attack. On May 25, 2004 the Company announced that it had received regulatory clearance from the FDA to market a RAMP cardiac marker test for detecting CK-MB to assist in the rapid diagnosis of heart attack. We have also filed submissions with the TPD to obtain marketing approval for the Troponin I Assay and the CK-MB Assay in Canada, and we expect to receive these approvals by the fall of 2004.

On Site Environmental Testing

Following the first uses of anthrax as a weapon for terrorist attacks in the United States in October 2001, we saw an opportunity to adapt the RAMP technology for the rapid detection and identification of agents used in acts of bioterrorism and initiated development of a test for the rapid, on-site detection of Bacillus anthracis, the causative agent for anthrax ("Anthrax Test"). Development of the Anthrax Test was substantially completed in April 2002 following successful initial validation by the Maryland State Department of Health where testing confirmed that RAMP could reliably detect anthrax spores at levels lower than an infectious dose (10,000 spores). These results were supported by further independent testing conducted by Defense Research and Development Canada (Suffield). The Anthrax Test was launched commercially in May 2002. Since then, we have commercialized tests for ricin ("Ricin Test"), botulinum toxin ("Bot Tox Test") and orthopox (including smallpox) ("Pox Test"), three priority biothreat agents. Commercial sales of the Ricin Test and the Bot Tox Test commenced in November 2002 and the Pox Test was launched in May 2003.

In June 2003, we began development of a test to detect the presence of West Nile Virus in mosquitoes and certain birds, common carriers of the virus. Following verification testing of the product at the Canadian National Microbiology Laboratory and the United States Centers for Disease Control in late summer 2003, and field-testing of the product in Pennsylvania in the fall of 2003, we introduced the West Nile Virus test to the market in November 2003.

Collaborative Research

From time to time, various third parties (primarily medical diagnostic companies) approach us to request that we develop RAMP tests for certain specific indications. In many cases, these indications are outside of our own product development efforts. Nevertheless, when a promising test application presents itself and internal resources are available, we often agree to conduct initial feasibility research on behalf of these third parties, provided that the third party funds the costs of the research. Upon completion of the research project and depending on the results, we may explore the merits of developing the product opportunity with the third party. In fiscal 2000 and 2001, these collaborative research arrangements represented 100% of our total revenues, whereas for fiscal 2002 and 2003, respectively, they represented approximately 19.7% and 35.5%, of our total revenues respectively. Although this is not a primary area of focus for our business, we anticipate that we will continue to perform these research studies from time to time in the future, and that as our company grows and a greater awareness of our technology develops in the marketplace, the number of such projects may increase in the future.

REVENUE BREAKDOWN

The following tables provide a breakdown of our revenue by geography and product category respectively for the years ended December 31, 2003, 2002, 2001 and 2000:

Revenue by Geography
	2003	2002	2001	2000
Canada	$ 136,571	$ 106,407
United States	$ 870,888	$ 7,404	$ 15,000	$ 112,125
Europe	$ 88,040	$ 26,818
Asia	$ 137,738
Middle East	$ 32,646
Other	$ 17,870	$ 48,579	$ 31,792
Total	$ 1,283,753	$ 189,208	$ 46,792	$ 112,125

Revenue by Product Category
	2003	2002	2001	2000
Environmental	$ 567,872	$ 113,811
Clinical products	$ 170,781	$ 38,147
Vector	$ 89,142
Contract	$ 455,958	$ 37,250	$ 46,792	$ 112,125
Total	$ 1,283,753	$ 189,208	$ 46,792	$ 112,125

Contract revenue was generated primarily through contract research fees paid by third parties through collaborative research arrangements. Research arrangements typically involved investigating the feasibility of developing certain clinical or environmental diagnostic tests utilizing the RAMP system. We did not receive revenue from product sales until 2002.

THE RAMP® TECHNOLOGY

RAMP is a platform technology that combines a highly sensitive, portable fluorescence detection system with simple lateral flow immunoassays. Although lateral flow immunoassay technology has been available for over 25 years, the market for early generation rapid immunoassays has been limited by their inability to provide the accurate, quantitative results required by the majority of test situations.

RAMP maintains all of the positive attributes of lateral flow immunoassays - simplicity, specificity, reliability and rapid results – but uses a proprietary method to overcome the performance limitations of early generation immunoassays that suffer from inherently poor sensitivity and accuracy. By introducing a population of known antibodies (RAMP calibrator) that are impacted by the same conditions as the test antibodies, the ratio of a measurement of the two sets of antibodies effectively factors out uncontrolled variability, thereby providing an accurate result. Furthermore, the use of a fluorescent label in the cartridge combined with a custom optical scanner in the Reader results in a very reliable and sensitive detection system. The RAMP System has demonstrated its capability to detect and quantify a wide variety of analytes with sensitivity and accuracy comparable to centralized lab systems.

Minimal training is required to use the RAMP System. A test is performed by adding a liquid sample (e.g. blood, urine, saliva, water, or proprietary buffer) containing the analyte of interest (e.g. myoglobin, anthrax spores) to the sample well of a Cartridge. The Cartridge is then inserted into the Reader, which scans the test strip and provides the result in less than 20 minutes. In the absence of rapid on-site and POC test results, health care providers and first responders may be forced to wait up to three days for a confirmatory result from a government-run lab. The RAMP System has established a new class of immunoassay by combining the performance of a clinical lab with the convenience of a dipstick test.

ON SITE ENVIRONMENTAL TESTING

Environmental tests are generally considered to be products and services used to detect and quantify substances and microbes in the environment that have potentially harmful effects to humans. We participate in two distinct areas of the environmental market. The first is biodefense, where RAMP products are used for the detection and identification of threatening biological agents, and the second is the infectious disease testing market, where a RAMP product is used for example to test samples from mosquito pools for West Nile Virus to monitor the threat to humans.

BIODEFENSE MARKET

In 2002, the global market for biodetection was U.S.$100 million, of which the United States accounted for 90%. Spending on biodetection is projected to increase to U.S.$218 million in 2004, with the United States continuing to represent 90% of the market.1

We have developed and are selling RAMP tests for the rapid detection and identification of anthrax, ricin, botulinum toxin and orthopox. Our target market for our RAMP tests for biothreat agents is primarily public safety institutions (or "first responders") such as fire and police departments, military installations, emergency response teams and HAZMAT (hazardous materials) units. Government agencies and corporations that handle mail are also candidates for an on-site test for anthrax. There are over 90,000 public safety institutions in the United States that may be required to have rapid on-site test capability. The rapid detection and identification of biological agents is one of the most important technology capabilities affecting the management of a bioterrorist event, forming the basis of emergency response, medical treatment and consequence management. In addition, the rapid identification of biological agents facilitates the quick dismissal of hoaxes and panic-based reports, thereby reducing the logistical burden on first responders which will be required to maintain a higher level of preparedness than in the past.

The increased desire to be prepared for potential terrorist attacks, particularly on the part of the U.S. government, is evidenced by numerous initiatives, including the creation of the U.S. Office of Homeland Security ("OHS")2 in the aftermath of the terrorist attacks on September 11, 2001. The first priority of the OHS is to protect the United States against further terrorist attacks. Component agencies analyze threats and intelligence, guard borders and airports, protect critical infrastructure, and coordinate the response of the U.S. for future emergencies. To fund these initiatives, U.S. President Bush announced a budget of U.S.$2.9 billion on January 10, 2002 as part of the bioterrorism appropriations bill. Within OHS, the Office for Domestic Preparedness ("ODP") is the principal component of the Department of Homeland Security responsible for preparing the United States for acts of terrorism. In carrying out its mission, ODP is the primary office responsible to providing training, funds for the purchase of equipment, support for the planning and execution of exercises, technical assistance and other support to assist states and local jurisdictions to prevent, plan for, and respond to acts of terrorism. In April 2003, the Department of Homeland Security in the United States released another U.S.$740 million in supplemental grants to first responders under the ODP equipment grant program.

It is our experience that purchasers of our biowarfare products do not allocate funds from their operating budgets, but rather receive the funding from government-supported programs aimed at equipping first responders. In the United States for example, the majority of purchases are made with funding under the ODP equipment grant program. Similar types of programs exist in other countries, but are funded at much lower levels. We expect the opportunity for on-site testing of threatening biological agents to be similar to that of POC tests in the clinical market and that the demand for rapid, accurate results and the attendant benefits thereof will result in higher than average sales growth and profit margins for these tests.

INDUSTRY TRENDS

The environmental testing industry is a multi-billion dollar worldwide industry that as a whole has suffered from declining growth and excess capacity. Consolidation and market recovery are slowly bringing supply back into line with demand3. The environmental laboratory test market is mature and the area of growth is in economically applying accurate and sensitive technologies to rapid on-site testing where the logistical benefits can often save money and lives.

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1 Frost & Sullivan, Advances in Chemical and Biological Detection Technology, October 2003.
2 The U.S. Department of Homeland Security Office for Domestic Preparedness website.
3 Environmental Business International Inc. Report 113B Environmental Testing and Analytical Services, Summer 2002.

The environmental laboratory system market as a whole has experienced significant consolidation in recent years, resulting in falling test prices and shrinking margins. This is similar to the clinical market where laboratories and providers of laboratory systems experience low profit margins on these services and products.

Development of new, rapid on-site tests has largely been the domain of smaller producers and start-up companies. The on-site biowarfare segment has historically attracted little investment due to the relatively small market potential of this segment. Accordingly, for a given biological agent such as anthrax there are fewer products in the market compared to a clinical analyte such as troponin I. Due to the unregulated nature of the market, there was a proliferation of products that claimed the ability to detect environmental anthrax following the anthrax attacks in October 2001. The U.S. Centers for Disease Control ("CDC") issued a bulletin on October 18, 2001 advising that hand-held devices for the detection of anthrax lacked utility because their analytical sensitivity and specificity was limited by the currently available technology.

As a follow up to their October 2001 bulletin, the CDC conducted an evaluation of available biowarfare detection systems that resulted in an advisory by the White House Office of Science and Technology Policy recommending against the use of rapid anthrax field tests for some applications. While we did provide prototypes of the Anthrax Test for the CDC study, it is our firm belief that the sensitivity and reliability of the RAMP System were not properly evaluated. There is evidence of this in the limited amount of detail that has been released regarding the evaluation. The OSTP advisory has caused considerable confusion in the market and has been a barrier to entry for all on-site tests. We have seen limited success in overcoming the effect of the OSTP advisory despite concerted efforts to educate first responders and providing third party evidence that supports the product claims of the Anthrax Test. However, first responders in New York, Chicago, Houston, Denver, Miami and Washington, D.C. are currently using the RAMP System. See "Item 3 – D. Risk Factors".

The success of most existing products, in the now growing market, is being limited by their inability to meet market needs in terms of sensitivity and accuracy. The on-site detection market is currently characterized by uncertainty and confusion in terms of specific product needs and standards because of a lack of precedents.

Two major factors that may prevent rapid growth in the on-site testing market are the cost and burden of potential future market controls and regulations and restrictions on testing imposed by government reimbursement and budgeting agencies.

MARKETING PLAN

We market and sell our biodefense products through a network of regional distributors in the United States, and national distributors in certain other countries. These efforts are supplemented by direct sales in some geographical territories. Since October 2002, RAMP biodefense systems have been sold in Canada, the United States, Saipan, Guam, Japan, Italy, Australia, Ireland, Israel, Korea and the United Arab Emirates. Customers include UNMOVIC, the United States Air Force, United States Army, Canadian Department of Defense and Health Canada. RAMP Systems are being used in major U.S. markets including New York, Chicago, Orlando, Philadelphia, Los Angeles, West Palm Beach and Houston.

We believe that trade shows are an effective way for us to access HAZMAT teams. Accordingly, to showcase the RAMP System, we participate in several industry tradeshows and personnel have attended 11 biowarfare testing related conferences during 2003, five conferences during 2004 to date, and plan to attend an additional eight conferences during the remainder of 2004.

We plan to gain market share by differentiating our biowarfare tests from other available products based on the advantages afforded by the RAMP technology namely, superior sensitivity, usability and accuracy – all key purchase criteria. For example, the RAMP System operates on rechargeable batteries and weighs less than five pounds, making it completely portable. Competing products that have similar performance to RAMP weigh as much as 50 to 65 pounds and must be plugged in. See "Item 4 – B. Business Overview - Competition".

We also plan to commercialize additional tests for priority biothreat agents such that purchasers have a broader menu of RAMP products to select from and to eliminate any perceived advantage of competing products.

COMPETITION

The following table summarizes our known competitors in the rapid on-site environmental biowarfare testing market (note that this table may not include all analytes for which these companies may have tests):

Biological Agent
Botulinum
Company	Anthrax	Ricin	Toxin	Orthopox	Brucella	Plague	Tularemia	SEB
Response RAMP
System
Alexeter Technologies
LLC(1)
New Horizons
Diagnostics
Osborn Scientific Inc.
Idaho Technology Inc.
(2)
Cepheid (3)
Smiths Detection
BioSeeq™ (4)

(1)	Product includes a portable reader based on reflectance technology. Tests are manufactured by Tetracore Technologies.

(2)	Product weighs 65 pounds and requires 350 Watts of AC power.

(3)	Product weighs 50 pounds and requires 700 Watts of AC power.

(4)	Product is a hand-held instrument.

All products listed in the above table other than those produced by Cepheid and Idaho Technology Inc., are believed to be based on traditional, non-proprietary lateral flow immunoassay technology. Only Cepheid and Idaho Technology Inc. claim that their anthrax products can detect less than the estimated infectious dose of 10,000 spores. To our knowledge, Alexeter Technologies LLC has never provided either in-house or third party data that verifies the performance of their products, including the claim that their anthrax test will positively detect 100,000 spores. In a study conducted at the Florida Department of Health and published in the July 2003 Journal of Clinical Microbiology, the Alexeter anthrax test gave a positive result in only one of eight samples tested at the 100,000 spore level. Cepheid's Smart Cycler DNA amplification system and Idaho's Thermocycler are generally considered to be small laboratory systems and not portable, on-site systems.

In addition to the competitors listed above, we believe that a number of diagnostics companies have an active interest in biowarfare testing and, as well as being potential competitors are also potential business affiliates. Other companies that may have the potential to become competitors in rapid on-site biowarfare testing include: Cyrano Sciences, Roche Diagnostics, Mayo Clinic and Cellomics Inc.

We believe that RAMP has several advantages over currently available on-site detection products including lower cost, improved accuracy, higher sensitivity, longer shelf life, more flexible storage conditions and quicker results. See "Item 4 – B. Business Overview – The RAMP® Technology".

REGULATORY APPROVAL

There are currently no regulatory approvals or clearances required to market on-site environmental biowarfare tests in North America. There appears to be some support from the market for regulatory oversight of such testing, and regulatory agencies such as the FDA may in the future impose substantial requirements upon the development, manufacturing and marketing of devices through the regulation of laboratory and clinical testing procedures, manufacturing, marketing and distribution, by requiring labeling, registration, notification, clearance or approval, record keeping and reporting. While additional regulatory requirements will make it more difficult for poorly performing products to participate in the market, they could also significantly increase the time and cost for companies to bring new tests to market, creating a barrier to entry.

The lack of regulatory oversight in the biodefense industry means there is virtually no independent data available for a customer to verify a manufacturer's product claims. Since launching our Anthrax Test, we have aggressively pursued third party validation of the product's performance. As a result, the Anthrax Test has been evaluated at four sites in the United States and Canada: DRDC Suffield4, a division of the Canadian Department of National Defence; the Maryland State Department of Health5; Intertox Inc.6, a Seattle-based public and occupational health firm; and Edgewood Chemical Biological Center, part of the U.S. Army's Aberdeen proving ground7. Data from these four evaluations shows conclusively that the Anthrax Test meets or exceeds its product claims of reliably detecting less than 4,000 live spores, with 99-per-cent confidence in specificity. The U.S. CDC defines a lethal dose of anthrax as 10,000 spores.

In the fall of 2002, the Association of Analytical Communities International in conjunction with the U.S. Department for Homeland Security struck a committee consisting of government and industry representatives to evaluate the effectiveness of commercially available hand-held assays for the rapid detection of anthrax and put in place a body of standards to which hand-held assays will be required to conform. The first in a series of studies was begun at Dugway Proving Ground in August 2003 and the Company and several competitors are currently participating in the study. It is expected that the studies will be completed by the summer of 2004 and the results published in the fall of 2004.

INFECTIOUS DISEASE TESTING MARKET

In June 2003, we began development and commercialization of our first product for the infectious disease testing market, a rapid, on-site test to detect the presence of West Nile Virus in mosquitoes and certain birds, common carriers of the virus. Following verification testing of the product at the Canadian National Microbiology Laboratory and the United States Centers for Disease Control in late summer 2003, and field-testing of the product in Pennsylvania in the fall of 2003, we commenced commercial sales of the West Nile Virus test in November 2003.

West Nile Virus

West Nile Virus was first isolated in 1937 in the West Nile district of Uganda. The virus causes flu like symptoms in humans and in certain circumstances can attack the central nervous systems leading to paralysis and death. By 1999, the presence of West Nile Virus was detected in North America in the New York City area. That year, there were 62 confirmed human cases of illness in the United States, mostly in elderly people, and seven deaths resulting from the virus. By the end of 2001, the virus had spread to 27 states and Washington D.C., with 66 confirmed human cases of illness, including nine deaths. During 2001, West Nile Virus was detected for the first time in Canada.

Transmission of the disease to humans occurs when a mosquito bites an infected host, usually a crow or blue jay, and then in turn bites a human being. Very little West Nile Virus is needed to cause viral replication and manifest as symptoms in an infected person. In North America, West Nile Virus has a specific season, which begins in about May and ends in about September, when the temperature drops, and the mosquitoes die.

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4 Defence Research and Development Canada website.
5 Maryland State Department of Health website.
6 Intertox Inc. website.
7 The U.S. Army Aberdeen Proving Ground website.

Market and Marketing Plan

Currently, public health management of West Nile Virus is primarily handled through surveillance and testing of the virus in mosquito populations on a regional basis throughout North America. Testing protocols, if they exist at all, differ widely from region to region. Generally, screening is done using Vectest – an inexpensive, portable immunoassay that has been on the market since 2000, and laboratory analyzers performing a PCR (polymerase chain reaction). Laboratory analyzers are the "gold standard" and are highly accurate - but time consuming and expensive. Conversely, Vectest has certain performance limitations such as lack of sensitivity in mosquitoes. This performance gap has created the opportunity for a portable, highly sensitive screening test that can be used in both mosquitoes and crows.

The market for our West Nile Virus test is comprised of the following end users: state epidemiology/veterinary labs, mosquito control organizations, mosquito control districts and military sites. U.S. state government testing figures for 2002 - 2003 indicated that the average state tested approximately 3,500 mosquito pools and 1,000 birds. It is estimated that approximately 279,000 tests are performed throughout North America each year to screen for West Nile Virus. Dependant upon the state or county, up to 100% of the tests may be performed using Vectest. We expect initial sales will be derived from a mixture of both direct sales and sales generated via distribution partners. To this end, on December 1, 2003, we entered into a sole distribution agreement with ADAPCO Inc., the largest distributor of mosquito control products in the United States.

Regulatory Approval

As our West Nile Virus test is performed on mosquitoes and animals but not humans, at this time there are no regulatory requirements governing the marketing or sale of the product.

POC CLINICAL DIAGNOSTICS

In vitro diagnostics ("IVD") is defined as the detection of various substances found in bodily fluids (for example, whole blood, plasma, serum and urine) where the sample is processed outside the body. POC testing is an emerging area within the IVD market and is generally defined as in-vitro diagnostic tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and dipsticks. POC tests are performed in clinics, physician offices, operating rooms, emergency rooms, recovery units, intensive care units, general wards or in a patient's home. They have a simple format, require minimal sample manipulation, produce results in less than fifteen minutes and can be used by non-laboratory personnel with minimal or no training. So called "near-patient" testing performed by trained personnel in laboratories using laboratory analyzers is not considered to be POC testing.

While immunoassay based tests consist of approximately 250 medical tests for analytes such as cardiac markers, hormones, therapeutic drugs, infectious diseases and cancer, this segment of the market remains relatively untapped by POC products. We believe that the success of immunoassay-based POC products to date has been limited by one critical shortcoming - the inability of such tests to provide the accurate, quantitative measurements required by the majority of test situations. Accordingly, immunoassay-based medical tests that require precise quantification of the target analyte have largely remained the domain of laboratory-based analyzers. As a result, we believe that a quantitative POC platform with the attributes of RAMP could capture a large portion of this market, and also grow the overall market for some tests.

OUR CARDIAC TESTING PRODUCTS

The first clinical tests that we have developed are for the quantification of cardiac markers. Cardiac markers are biochemical substances that are released by muscles, particularly the heart, into the bloodstream after the muscle has been stressed. Elevated levels of these markers can be indicative of a heart attack. There are three primary markers for the detection of a heart attack: myoglobin, CK-MB, and troponin-I. Generally, physicians will perform tests to detect levels for at least two of these markers in a suspected heart attack case.

After developing the RAMP Reader and myoglobin assay, we submitted the Reader and the assay to the FDA for review and approval in May 2001, and clearance was subsequently obtained in January 2002. As a consequence, our myoglobin assay has been available for commercial sale in the U.S. since early 2002. Based on the outcome of this approval, we then focused throughout the remainder of 2002 and 2003 on developing and preparing the two subsequent assays, CK-MB and troponin I, for submission to the FDA. We completed our clinical trial studies for these two assays in the fall of 2003 and submitted our data for FDA clearance in December 2003. Clearance was subsequently obtained in May 2004.

With clearance to market in the US and CE registration in Europe, the Company intends to complete distribution agreements within these regions and begin marketing in the fall of 2004. Concurrent to these activities, the Company has applied for clearance from the TPD in Canada, and anticipates receiving clearance to sell the products in Canada in the fall of 2004.

As many international jurisdictions have their own medical device regulatory approval requirements, we are currently able to make all three of our cardiac assays commercially available to certain customers depending on the jurisdiction. For example, the European Union typically only requires CE marking for such devices to be sold in that geographic region. We obtained CE mark approval in April 2003. Notwithstanding our ability to market our cardiac assays in certain international jurisdictions, we have chosen to sell on only a very limited basis while we conclude negotiations with potential distributors and marketing partners.

OVERVIEW OF CARDIAC TESTING

Serial measurement of biochemical markers is now universally accepted as an important determinant in the diagnosis of a heart attack. The ideal cardiac marker is one that has high clinical sensitivity and specificity, appears soon after the onset of a heart attack, remains abnormal for several days following a heart attack, and can be assayed with a rapid turnaround time.8 Today, there is no single marker that meets all of these criteria, thus necessitating testing for multiple cardiac markers. The biochemical markers that are commonly used by physicians to aid in the diagnosis of a heart attack are myoglobin, CK-MB, troponin I, and troponin T. As seen in the figure below, cardiac markers follow a specific, predictable pattern of release kinetics following a coronary event. The differences in the time that it takes each marker to reach peak concentration has made it standard practice for clinicians to make use of at least two different markers in tandem, an early marker such as myoglobin and a later one such as troponin I.

Release of Cardiac Markers into the Bloodstream Following a Heart Attack9

The turnaround times ("TAT") for results from a hospital lab vary from ninety minutes to two hours due to the necessity of test ordering and specimen collection, specimen transport, sample preparation, test completion, reporting and interpretation. In rural settings and physicians offices the TAT can be many hours or even days. By contrast, we believe that POC testing with products such as RAMP could provide doctors with the information they

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8 Adams JE, III., Clin Chem Acta, 1999.
9 Wu AHB, Introduction to Coronary Artery Disease (CAD) and Biochemical Markers, 1998.

need to diagnose and treat heart attack patients within 15 minutes. In most cases, this is more likely to be within the critical window of time before irreversible heart damage or death occurs. The RAMP System is expected to aid in the diagnosis of heart attack by enabling physicians to easily and frequently monitor changes in the levels of a patient's cardiac markers. Early access to this information enables physicians to use accelerated care protocols, which are intended to drive earlier and better treatment decisions.

INDUSTRY TRENDS

The value of the worldwide IVD market is approximately U.S.$35 billion.10 Immunoassay-based tests comprise over 30% of this market. Nearly 90% of industry sales are currently in developed countries with stable health care infrastructures in North America and Europe and in Japan. However, the industry expects that future growth could be relatively greater in undeveloped markets, such as China.

Seven major companies (Abbott Diagnostics, Johnson & Johnson Inc., Becton - Dickinson and Company, Dade Behring Inc., Roche Diagnostics Corp., Beckman Coulter Inc. and Bayer Diagnostics) account for 70% of sales in the IVD market. Hospital and reference laboratories account for 80% of IVD sales. POC diagnostic tests make up the remaining 20% of sales in the IVD market.11

The highly automated systems found in laboratory settings are designed to handle large volumes of patient samples. Although both capital and labor-intensive, economies of scale can result in low per-test costs, but turnaround times can vary from several hours to days. We believe that the attendant costs of these delays far outweigh any possible per-test cost savings of a lab test over a POC test, particularly in critical care situations, where time is of the essence while healthcare professionals wait for test results. As a result of new technologies, we believe there has been a gradual shift towards the use of advanced POC tests. POC tests provide rapid results and help the physician to treat patients quickly.

Development of new POC tests has largely been the domain of smaller producers and start-up companies. However, as the POC market has expanded, larger companies that primarily manufacture and market a wide variety of laboratory-based systems have attempted to maintain their market position by purchasing or investing in these companies. Examples include:

  Abbott Laboratories' purchase of Murex for $351 million in 1998 (qualitative infectious disease monitoring).

  Abbott Laboratories' 12% investment in i-STAT at $17/share, totaling $34 million in 1998 (quantitative POC blood gas).

  Kimberly Clark Corporation's purchase of Ballard Medical for U.S. $774 million in 1999.

  Sigma Aldrich Corp.'s purchase of First Medical, Inc. in 2000 for $83 million, $60 million of which is contingent upon First Medical meeting sales and growth targets (quantitative near-patient testing platform). First Medical has since gone out of business.

  Abbott Laboratories' intention to purchase all remaining shares of i-STAT at U.S.$15.35/share, announced in December 2003. Total value of the transaction approximately U.S.$392 million.

Of the above-mentioned companies, only i-STAT would be considered a direct competitor to us. See "Item 4 – B. Business Overview - POC Clinical Diagnostics" and "- Competition". However, the above acquisitions do illustrate that as the POC market is maturing, larger laboratory companies are beginning to consolidate the industry.

The medical community is generally quite conservative, and while product cost is always an issue, purchases are made primarily on the basis of product performance. We believe that the fundamentals of the RAMP technology enable us to develop tests that are superior to our competitors. Further, one of our primary competitive advantages is our ability to research, develop and introduce new tests (both for new disease indications and superior versions of existing tests) into the market very rapidly. Part of this advantage is due to our small size. Therefore, while the consolidation in the POC market may provide our competitors an advantage through access to greater resources as a

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10 Forbes magazine website, October 27, 2003.
11 Point-of-Care Testing, C P Price, 1999.

result of being acquired, they also inherit the associated problems that go along with merging into larger entities –greater project competition for internal R&D resources, conflicting management agendas, changes in strategic priorities, additional layers of bureaucracy and higher cost structures, all of which can act to significantly slow product development. Our competitive position will depend on our continued ability to react quickly to changes in market demands and introduce products with superior performance characteristics.

Based on current trends, we believe that the pressure being put on hospitals and physicians by health care providers and insurers to reduce costs will encourage the development of new POC products. Patients who are hospitalized tend to be sicker than in the past, however cost constraints reduce their length of stay. Consequently, there is great pressure to streamline the delivery of health care and get patients through the system more quickly. An important attribute of POC products is they typically provide faster test results thereby allowing earlier intervention.

Market

We believe that the success of certain POC products provides evidence that the market will accept quantitative POC products.

With an installed base exceeding 30,000 analyzers, i-STAT Corporation holds a 54% market share in POC testing of blood gases and electrolytes.13 I-STAT reports that the use of their product results in an approximately 20% cost savings to the hospital over conventional lab testing when product cost and labor are considered.14 The market leader in POC cardiac markers, Biosite Inc. has its cardiac Triage TM product installed in more than 2,500 hospitals in the US. We believe that this demonstrates the market's acceptance of POC testing in hospital wards - a setting where clinical laboratories are readily accessible but timely results are not.

The large growth in blood glucose monitoring that followed the introduction of POC testing to diabetes management illustrates another important point. By addressing unmet medical need, the introduction of POC products can significantly grow a market by complimenting traditional testing methods.

Major factors that may prevent rapid growth in the POC testing market are:

  Cost and burden of market controls and regulations;

  Restrictions on testing imposed by health care reimbursement agencies;

  Managed care contracts with reference laboratories; and

  Manufacturers' inability to demonstrate POC "cost effectiveness".
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13I-STAT corporate profile and Fourth Quarter Report, 2002.
14I-STAT corporate profile and Fourth Quarter Report, 2002.

We believe that we can take advantage of the trends in the global POC market, and do so relatively quickly and competitively. We plan to commercialize RAMP tests for the quantification of other clinical analytes such as hormones, therapeutic drugs, infectious diseases and cancer markers. There is no assurance that we will be successful in our efforts in this regard. See "Item 3 – D. Risk Factors".

MARKETING PLAN

The RAMP cardiac tests are intended for use primarily in hospital emergency rooms, laboratories and walk-in clinics around the world. To minimize time to market, we intend to launch our clinical products in countries where the regulatory requirements are the least onerous. Thereafter, we will introduce our products in more regulated markets such as the United States and Canada, once regulatory clearances for such markets are obtained. See "Item 4 – B. Business Overview – POC Clinical Diagnostics – Regulatory Approval".

RAMP clinical products will be targeted in the three major locations at which clinical or human health POC testing is currently being used or is likely to occur, namely:

1.
Hospital POC market : Tests for heart attack, blood clots and stroke, infectious disease, diabetes and therapeutic drug monitoring for use in emergency rooms, operating suites, intensive care units, intermediate care units, recovery units, general wards, outpatient clinics, nursing homes and emergency transport services;

2.	Physicians office and satellite facility market: Tests for heart attack, diabetes, infectious diseases and wellness for use in physicians' offices, walk-in clinics, and outpatient surgery centers; and

3.	Home-use, "over-the-counter" market : Includes tests for therapeutic drug monitoring.

Marketing Partners

We plan to enter the clinical market by partnering with well-established companies who will use their existing networks and resources to distribute and market RAMP products to the end-user. The process of identifying and forming co-development and corporate partnering business affiliations is a central component of our strategy in the medical diagnostics market. We currently have six such relationships with regional distributors in China, Korea Turkey., India, Russia and Croatia.

Close to 100 systems have been sold to a distributor in China. The Company has a two-year minimum commitment of 300 systems. The RAMP reader was cleared in May 2004 by China's regulatory authority.

Although discussions are ongoing with additional prospective partners, we have not signed any other marketing partners for our clinical products at the present time other than as described above, and there is no guarantee that any additional partners can be secured on acceptable terms. See "Item 3 – D. Risk Factors".

COMPETITION

The medical POC test market is comprised of five basic categories: clinical chemistry, hematology, immunoassay, blood glucose and urinalysis plus miscellaneous other tests. Dozens of companies sell qualitative POC tests in these markets. Few companies however, participate in the quantitative POC immunoassay market. The following table summarizes our key competitors in the POC testing market.

	Test Market Segment
	Cardiac	Drugs of	Infectious	Pregnancy /
Company	Markers	Abuse	Disease	Ovulation	Blood Gases (1)

Biosite Diagnostics Inc.
Quidel Corporation
i-Stat Corporation	(2)
Spectral Diagnostics Inc. (3)
Metrika Laboratories Inc.
Response Biomedical Corp.

(1)
The RAMP System cannot be used to test for blood gases, which is currently the largest part of i-Stat Corporation's market. Note that the i-STAT Analyzer is a biosensor that also allows users to run the Abbott MediSense ® glucose strips.

(2)	Troponin I only.

(3)	Spectral Diagnostics Inc. sells qualitative POC tests. All other companies listed in the table above sell quantitative POC tests.

Certain of the competitors listed in the table above have stated their intention to broaden their category offerings.

In addition to the key competitors listed above, we believe that each of the major diagnostics companies has an active interest in POC testing and, as well as being potential competitors are also potential business affiliates.

Since 1999, Biosite Diagnostics Inc. ("Biosite") has sold a three-in-one quantitative immunoassay and reader system for cardiac markers (CK-MB, troponin I and myoglobin) and is currently one of the leading participants in quantitative POC cardiac testing on the basis of market share, revenues and technology.15 Based on published list prices for the Biosite products and data from the recently completed multi-site clinical study entitled "Evaluation of the RAMP® CK-MB & RAMP Cardiac Troponin I Assays Versus The Biosite® Triage® Cardiac Panel, as Compared to the Dade Dimension Rxl System, Using Whole Blood From Normal Subjects and Patients with Symptoms of Suspected Acute Myocardial Infarction", we believe that RAMP will have several advantages over the Biosite product including cost and product performance.

In September 2003, i-STAT Corporation announced that it had received FDA 510(k) clearance to market a 10-minute Troponin I test for use on the i-STAT Portable Clinical Analyzer, a biosensor based technology. The Troponin I test is the only cardiac marker assay available from i-STAT; however, several different test cartridges are available for determining other parameters in whole blood, predominantly electrolytes and blood gases. In December 2003, Abbott Laboratories announced its intention to purchase all the remaining shares of i-STAT that it did not already own at a price of U.S.$15.35 per share for a total transaction value of approximately U.S.$392 million.

Other technologies that may compete against RAMP in the future by delivering highly sensitive, quantitative results, for some POC tests include immunosensors or biosensors and nanotechnologies. Immunosensor and biosensor methods use specific binding molecules such as antibodies to generate a measurable signal as a direct result of their binding to their target molecule (or analyte). These technologies are extremely complex and have been under development for many years with limited commercial success. Although methods of testing using biosensors and nanotechnology can be fast, they generally suffer from a significant lack of sensitivity. Biosensors are now in limited use for selected diagnostic applications, most notably for blood glucose monitoring. Nanotechnology is a relatively new and growing field that deals with the use of inert micro-etched wafers, or chips, to provide templates for chemical, biochemical, and biological processes.

Much of the research effort for recent diagnostic testing has been directed toward the development of DNA hybridization probe tests. These tests identify specific gene sequences that can be associated with certain genetically based disorders, infectious diseases and the prediction of predisposition to certain medical conditions such as cancer. Several companies, such as Becton-Dickinson and Gen-Probe Inc. are now marketing specific probe tests for infectious diseases such as tuberculosis, hepatitis, legionnaires disease and vaginitis. DNA probe technology is useful for gene markers that have been shown to be associated with specific disease states or clinical conditions. Although more useful gene sequences are being discovered all the time, we believe they will not displace the need for high-sensitivity immunoassays; there is, for instance, no genetic change when a person has a heart attack. In

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15Biosite Diagnostics Inc. 2002 Annual Report.

addition, the RAMP format may be applicable to hybridization probe methods if a need is found for these tests to be quantitative and at the POC.

An emerging and potentially eclipsing application of genetic testing is the blood virus screening market. Currently, tests such as AIDS (HIV-1 and HIV-2) detect antibodies to the virus in the patient, which indicates exposure. While direct virus tests are not sensitive enough, genetic tests with amplification, such as polymerase chain reaction ("PCR"), may provide a sensitive and effective means to detect virus infection before the antibody levels rise.

REGULATORY APPROVAL

The U.S. FDA, the TPD and comparable agencies in foreign countries impose substantial requirements upon the development, manufacturing and marketing of drugs and medical devices through the regulation of laboratory and clinical testing procedures, manufacturing, marketing and distribution, by requiring labeling, registration, notification, clearance or approval, record keeping and reporting.

Prior to sale in the United States, most RAMP clinical products will require pre-marketing approval through a filing with the FDA called a 510(k) clearance. A 510(k) submission claims substantial equivalence to a similar, previously cleared product and normally takes about 100 days for approval once a submission is made. Some RAMP tests may have applications, intended uses or detect analytes for which there are no equivalent products on the market. In such cases, the test will require pre-market approval, a process that includes clinical trials to prove safety and efficacy of the product. Including clinical trials, the pre-market approval process can take up to two years.

In Canada, in vitro diagnostics are regulated by the TPD and are licensed for sale by submission to the TPD. The timeline for approval is similar to that of the FDA's 510(k) process. As of January 2003, all new and existing class II, III and IV Medical Device Licenses ("MDL") in Canada required a valid ISO 13485 or ISO 13488 Quality System Certificate from a registrar recognized by the Canadian Medical Devices Conformity Assessment System (CMDCAS). The Company achieved registration to the ISO 13485-1996 standard in April 2004.

In Japan, both an evaluation by the scientific regulatory body, Keseisho, and a product license from the Ministry of Health are required prior to sale. The entire process takes 9 to 12 months.

As of December 7, 2003, all medical devices sold in the countries of the European Union ("EU") are required to be compliant with the EU In-Vitro Device Directive ("IVDD"). All new in-vitro diagnostic devices must bear a mark, called the CE Mark, to be marketed in the EC after that date. The regulatory requirements for marketing are based on the classification of the individual marker (analyte) and the EC member countries are not allowed to impose any additional requirements on medical device manufacturers other than the language used in product labeling. In April 2003 we fulfilled the requirements of the IVDD Essential Requirements for the three RAMP cardiac tests and, through the EC Declaration of Conformity, are entitled to apply the CE Mark to these products. In the future, if we cannot obtain certification to the required ISO standard for new products, certain European markets will not be accessible.

In other parts of the world, the regulatory process varies greatly and is subject to rapid change. Many developing countries only require an import permit from their own government agency or proof of approval from the regulatory agency in the manufacturer's country of origin. We require our marketing and distribution partners to ensure that all regulatory requirements are met in order to sell RAMP tests in their respective territories.

We have experience setting up and conducting clinical studies. Clinical consultants are used to support in-house resources where necessary to develop protocols and prepare regulatory submissions for government agencies such as the FDA and the TPD. We completed multi-center clinical trials for the RAMP Myoglobin Assay and the RAMP Reader in 2001 and for the RAMP CK-MB Assay and the RAMP Troponin I Assay in November 2003. Marketing clearance for the Myoglobin Assay and Reader was received in 2002. We filed 510(k) submissions with the FDA in early December 2003 for the CK-MB Assay and the Troponin Assay, and received market clearance for both assays in May 2004. We filed submissions with TPD in June 2004 and expect clearance in the fall of 2004.

OPERATIONS AND MANUFACTURING

We sell RAMP Systems for clinical and environmental use. A RAMP System consists of either a clinical or environmental Reader and Kits of applicable RAMP tests. Each Kit contains cartridges and sufficient materials required to perform 25 tests. Outwardly, the environmental and clinical Readers are distinguishable only by color. A clinical Reader will not run an environmental test and an environmental Reader will not run a clinical test. Manufacturing of the readers is outsourced to Datrend Systems Inc, a medical device equipment manufacturer based in Vancouver, British Columbia. We manufacture all Kits in-house in order to maximize return on investment, protect proprietary technology, and ensure compliance with government and internal quality standards. Kit manufacturing includes reagent and component production, cartridge assembly and final packaging. The Reader is produced by a contract medical device manufacturer and received by us as an incoming component of the RAMP System.

Our current manufacturing capacity is approximately 30,000 tests per month. Scale-up plans have been developed to ensure that manufacturing capacity is available in advance of demand. The space available for manufacturing operations in our current facility would allow for the production of approximately 100,000 tests per month with additional equipment and employees. We may have to raise additional capital in the future to meet any significant demand for our products. See "Item 3 – D. Risk Factors".

We coordinate all support operations including customer support, technical and instrument service, production planning, shipping and receiving from our corporate headquarters in Burnaby, British Columbia. Simple manufacturing processes mitigate the need for a highly specialized workforce and, based on labor availability, we do not anticipate any difficulty in meeting our human resource needs.

Where possible, we will require distribution and marketing partners to provide a six-month rolling forecast in order to ensure timely and adequate product supply and to allow efficient production, materials, shipping and inventory planning. See "Item 3 – D. Risk Factors". We plan to meet cost and quality targets through strict scale-up validation procedures and by negotiating supplier agreements for key materials. Final packaging, inventory storage and product distribution to marketing partners will be managed in accordance with individual partner agreements.

The primary raw materials for a test cartridge consist of: antibody reagents; cellulous nitrate membrane paper and injected molded plastic parts to act as a housing for the cartridge assembly. Additionally there are several miscellaneous peripherals required to enable the test to be effective including a pipette (for placing the sample being tested into the cartridge), specially designed tips for the pipette, and a solution for diluting the test sample. The antibody reagents are generally the most costly and critical component of the RAMP cartridge and can account for in excess of 30% of the cost of each cartridge in its final form.

SUPPLIERS

Datrend Systems Inc., a manufacturer of medical equipment based in Vancouver, British Columbia, manufactures and assembles the Readers to our specifications on our behalf. However, we own the design, molds and tooling for the Readers. To date, production volumes for Readers have been low (161 Readers were manufactured in 2003) and given that Datrend has had more than sufficient capacity to meet our requirements, we have not entered into a formal manufacturing agreement. However as our anticipated volume requirements for Readers increases, we will need to ensure a reliable and timely supply of Readers to meet anticipated demand. Consequently, we plan to enter into a formal manufacturing and supply agreement with Datrend in the near future.

Most of the raw materials for the RAMP system are easily obtained or manufactured by a wide variety of suppliers and we maintain contact with alternative sources of supply, which we can turn to with minimum disruption in the event parts are unavailable from our primary suppliers. As most of these raw materials are commodity items, they are easily available at prices and in quantities comparable to what we obtain from our primary suppliers. The main exceptions to this are the specific antibody reagents used for each test. Antibodies are often only available from a limited number of commercial scientific supply companies and can vary widely in quantity, quality and expense, depending on the test. From time to time, antibodies can also be sourced from research, academic and government organizations. The performance characteristics of our tests will vary depending on the different antibodies used.

Further, the antibodies are typically combined with a variety of reagents to enhance performance, shelf life, or stability of each test, not unlike the ingredients in a food recipe. A significant amount of our proprietary technology and know-how relates to the specific antibodies used in our tests and the additional mix of reagents used to enhance them, which is typically not patentable.

In certain situations where we locate a particular antibody or other key reagent of importance, if we believe it is prudent to do so, we may consider entering into a supply contract with the reagent supplier to ensure a consistent and reliable supply of reagent material or inventory large quantities of the material if the cost is not prohibitive.

In the event an antibody from one of our primary suppliers became unavailable, it is very likely we would be able to access a new source of supply with minor delay as we regularly evaluate availability of alternative suppliers. However, as the new antibody would have properties different from the previous one, considerable cost and effort would likely be required to develop and "fine tune" a new reagent mix such that the new test would meet the required performance levels, and further, there is no assurance we would successfully be able to develop a new test which would be commercially acceptable. In addition, an uncorrected impurity or variation in a raw material, either unknown to us or incompatible with our manufacturing processes could result in products that, if developed, may require us to enter into additional supplier arrangements for additional reagents to correct the variation or impurity. Consequently, a major interruption in the supply or the unavailability of a sole-sourced antibody would likely have a material adverse effect on our ability to manufacture these products until a new source of supply is located and sufficient development is conducted to commercialize the new test. If we are not able to enter into new supplier arrangements on commercially reasonable terms, or at all, there could be a material adverse effect on our ability to manufacture products. See "Item 3 – D. Risk Factors".

CUSTOMER AND TECHNICAL SERVICES

For rapid and sustained sales growth, we believe it is important to ensure that customer service, technical service and instrument service for all products be provided at a level of excellence defined by the end customers. Customer service (order entry, product information, pricing and availability), conducted by trained and service oriented representatives, is an integral part of delivering RAMP products to customers.

Technical service for RAMP medical and environmental products includes providing the end-user with general information on the safe and effective use and application of the product. A formal procedure for recording, reviewing and responding to customers' technical questions, issues, or any problems that result in a customer complaint has been implemented under our Quality System. We are also evaluating the merits of obtaining product liability insurance in the event a potential liability arises as a result of a performance issue or failure of our RAMP tests in the field.

We intend to maintain service contracts for our Readers in order to ensure prompt replacement, repair, accurate tracking, and complete documentation of serviced units when necessary. As with the test cartridges, any problems or complaints regarding medical Readers will be dealt with appropriately to meet regulatory requirements.

INTELLECTUAL PROPERTY

We rely on a combination of patents, trademarks, confidential procedures, contractual provisions and similar measures to protect our proprietary information. To develop and maintain our competitive position, we also rely upon continuing invention, trade secrets and technical know-how, and require our employees to enter into non-disclosure and non-competition agreements to protect proprietary information that is not patented.

PATENTS

To date, our patent estate with regards to the RAMP technology is as follows:

Patent Name	Jurisdiction	Patent or Application Number	Status	Expiry Date
Quantitative Immunochromato- Graphic Assays (1)	United States UK Canada Japan	U.S. 5,753,517 EP 0 890 103 2,250,242 09-535359	Issued Issued Filed Filed	2016 2023 - -
Compensation for Non-Specific Signals in Quantitative Immunoassays (2)	United States	U.S. 6,509,196	Issued	2020
Binding in Quantitative Assays (2)	PCT (all regions)	PCT/US02/08284	Filed	-
Sensitive Immunochromatographic Assay (2)	United States PCT (all regions)	U.S. 10/120,774 PCT/CA03/00539	Filed Filed	- -
Method and Apparatus of Quantitative Assays (2)	United States	US 10/834,447	Filed	-

(1)	Filed on behalf of the University of British Columbia ("UBC") and subject to an exclusive license granted to us by UBC. See "License from UBC" below.

(2)	Assigned exclusively to us.

We are paying all the costs for prosecuting the patent applications listed above and, once patents are issued, are responsible for the cost of maintaining and defending the patents until they expire, typically 20 years from the filing date.

License from UBC

We entered into an agreement with the University of British Columbia ("UBC") effective October 9, 2003, pursuant to which UBC granted us an exclusive, geographically unrestricted license to use and sublicense certain issued patents and pending patent applications related to the RAMP technology and to manufacture, distribute and sell products developed in connection therewith.

In consideration for these rights, we paid a non-refundable license fee of $10,000 upon execution of the agreement and we are required to pay a royalty equal to 2% of revenues from the sale of products derived from the UBC patents where they form part of the RAMP technology, subject to a minimum royalty of $10,000 per annum payable on a quarterly basis for nine years from July 1, 2003. To date, we have paid $12,500 to UBC under the license fee as part of the minimum annual royalty payable. A minimum of $5,000 remains to be paid for the balance of 2004 year.

In the event we sublicense the underlying technology, we are obligated to pay to UBC a further royalty based on a percentage of sublicense revenues as follows:

(a)	20% on the first $1 million of sublicensing revenue in each calendar year, and

(b)	10% of sublicensing revenue that exceeds $1 million in each calendar year.

The term of the agreement is for the life of the two licensed patents which expire in 2016 and 2023 respectively, plus related pending patent applications; however, UBC may terminate the agreement at its option: in the event we become insolvent; if we are more than 30 days in arrears of royalties or other monies that are due to the University; if we cease to carry on business or threaten to cease to carry on our business and such default is not cured; if any execution, sequestration or any other process of any court becomes enforceable against us; if a resolution is passed taking steps to wind up liquidate or terminate our existence; if the patents become subject to a security interest lien or charge; if we are in breach of the terms of the license regarding sublicensing or we have a change of control. The agreement automatically terminates if we initiate proceedings under the Bankruptcy and Insolvency Act (Canada).

TRADEMARKS

We have registered "RAMP" and our "R" logo and design in the European Union, Canada and the United States. "RAMP" has also been registered in China.

C.    ORGANIZATIONAL STRUCTURE

Not applicable.

D.    PROPERTY, PLANT AND EQUIPMENT

FACILITIES

Currently, we are renting approximately 12,000 square feet in a multi-tenant facility located in Burnaby, British Columbia on a month-to-month basis. We have an accepted offer to lease with the main tenant and are in the process of negotiating a formal sublease, however a formal sublease agreement has not yet been finalized. The facility is designed specifically for biomedical research and related commercial activities and includes office, warehouse laboratory and manufacturing space. The sublease as drafted is for a term that expires in February 2006 and we believe that the current facility is adequate for this time period. Although we will monitor our production capacity against forecast, there are no firm plans for building a dedicated facility at this time.

The majority of the research and development work conducted by us are performed in a biohazard level ("BL") 1 laboratory. Certain of our activities however are performed in a BL2 contained laboratory, which has special ventilation requirements. The BL2 facility is certified on an annual basis in accordance with these requirements.

As part of our development and manufacturing process, biomedical waste, primarily in the form of blood samples, is generated. This material is sterilized and then disposed of through normal waste pickup. We do not handle or produce dangerous biological materials and there are no special environmental issues that affect our production capability.

As part of our risk management policy, Chubb Insurance Company of Canada has issued Property insurance under the title of "All Risks" coverage including flood, earthquake, sewer backup, 90% co-insurance clause, and replacement cost endorsement excluding stock. The coverage includes the following key limits: $1,1500,000 personal property, $107,500 electronic data processing, $1,100,000 extra expenses, $100,000 valuable papers, $25,000 pollutants, $2,457,500 flood aggregate, $1,000,000 earthquake aggregate, $5,000,000 per occurrence commercial general liability, $5,000,000 personal and advertising injury limit, $10,0000 medical expense limit, $600,000 all risk tenant liability, $5,000,000 non-owned auto liability, and $50,000 legal liability for damage to hired vehicles.

EQUIPMENT AND OTHER PROPERTY

As at December 31, 2003, we owned tangible fixed assets with a book value of $288,162, consisting primarily of manufacturing equipment and molds, laboratory furniture and equipment and office furniture and equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes therein, which are prepared in accordance with Canadian GAAP. These accounting principles differ in certain respects from U.S. GAAP. The differences as they affect our consolidated financial statements are described in Note 16 to the audited consolidated financial statements.

We have not been profitable since inception and expect to continue incurring operational losses for some time as we are in the early stages of commercializing our products. These losses are due primarily to the expansion of our research and development programs, and also include marketing and business development costs, as well as general and administrative costs. Since inception, we have financed our operations and capital expenditures primarily through equity and debt offerings and, to a much lesser extent, government grants.

We have recently begun to generate revenues from product sales, and it is uncertain whether revenues will be sufficient to sustain our operating requirements and growth. We may be required to obtain additional sources of funding from equity financing, debt financing, trade receivables factoring and, to the extent negotiated, partnering, licensing and collaborative research agreements. All or a portion of the payments that may be received under these agreements will likely be conditional on our achieving certain development milestones.

A.    OPERATING RESULTS

GENERAL

Beginning in the fourth quarter of fiscal 2002, we have transitioned from a research and development company to a company with commercial sales of RAMP products, predominantly in the biodefense marketplace. As part of the transition, we have put in place a manufacturing and sales and marketing infrastructure and anticipate that business operations will be driven primarily by sales and marketing opportunities. Research and development is being refocused on existing product enhancement and developing new tests to be used with the RAMP technology. As at December 31, 2003, cumulative sales related to RAMP systems (including cartridge sales) of approximately $920,000 have been realized. With commercial sales just over a year old, it is extremely difficult to make any predictions at this time and future sales results are highly uncertain. See "Item 3 – D. Risk Factors". Sales are largely to United States government-related organizations, which are characterized by long sales cycles and procurement processes, in large part tied to the release of government grants from the Office of Homeland Security. We have observed that grant funds used to purchase biodefense products have been very slow to be allocated to end users. Additionally, it is highly probable that new regulations will be developed to govern products involved in the detection of biowarfare agents and it is possible that these regulations may in fact significantly impede our ability to access the United States market.

We have recently begun sales of the RAMP system for the clinical market primarily for evaluation purposes. We anticipate that we will undertake our commercial launch sometime in the first half of 2004. We received FDA regulatory clearance for our CK-MB and Troponin I tests in May 2004. We are currently in discussions with a number of potential medical supply distributors for the RAMP Reader and clinical tests. However, it is difficult to predict at this time what level of sales we can expect to obtain, if any.

Results of operations for fiscal 2002 and 2003 include revenues from the commercial launches of our environmental testing products – Anthrax Test (May 2002), Ricin Test (November 2002), Box Tox Test (November 2002) and Pox Test (May 2003). With the commercial introduction of our West Nile Virus test, we have just begun limited sales and marketing activity of this product. Although initial market reaction to the West Nile Virus test appears favorable, it is still too early to make predictions regarding sales performance.

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

For the fiscal year ended December 31, 2003, the Company reported a net loss of $4,191,602 ($0.09 per share) as compared to a net loss of $4,673,656 ($0.11 per share) for the fiscal year ended December 31, 2002. Improved results are due to the transition from a development to manufacturing company.

REVENUES AND COST OF SALES

2003 Represented the Company's first full year of product and service sales. Revenues from product sales for the year ended December 31, 2003 were $827,795 as compared to $151,958 for the year ended December 31, 2002. For 2003, environmental (biodefense) product sales were $567,872 as compared to $113,811 in 2002; clinical (cardiac)

product sales were $170,781 compared to $38,147; and vector (west nile virus) product sales were $89,142 compared to $nil in 2002.

Revenues from contract service fees and collaborative research agreements for the year ended December 31, 2003 were $455,958 as compared to $37,250 for the year ended December 31, 2002. The main component of the 2003 revenue was a RAMP miniaturization project.

Cost of sales for the year ended December 31, 2003 was $742,564 compared to $62,779 for the prior year. This increase reflects the Company's increased sales. Cost of sales includes direct manufacturing labour and materials costs, and allocated overhead.

Gross margin for the year ended December 31, 2003 was 42.2% compared to 66.8% for the prior year. As product sales only commenced in the latter part of 2002, the 2003 gross margin represents a more accurate gross margin percentage.

EXPENSES

Research and development expenditures for the year ended December 31, 2003, decreased to $2,169,461 from $2,672,351 for the year ended December 31, 2002. The decrease reflects the Company's transition from an R&D to a manufacturing organization. The main components of the decrease in costs reflect reduced payroll costs as staff were transferred to manufacturing, reduced material consumed costs and reduced legal fees for patent protection.

Marketing and business development expenses totaled $855,502 during the year ended December 31, 2003 as compared to $462,928 for the same period in 2002. The increase is primarily due to the addition of sales staff, and higher promotion costs in 2003 for marketing the Company's environmental system to the North American market.

General and administrative expenses increased to $1,316,790 for the year ended December 31, 2003, from $1,257,155 in the same period in 2002. This change was mainly due to costs of increased professional services and related expenses required to support improved corporate communications activities including stock-based compensation expense.

OTHER INCOME/EXPENSES

For the year ended December 31, 2003, the Company recorded miscellaneous income of $nil. For the year ended December 31, 2002, the Company recorded miscellaneous income of $24,985 comprising $9,985 for RAMP Anthrax Test Kits, sold for evaluation purposes, and grant income in the amount of $15,000 representing a grant received in May 2002 from National Research Council Canada to assist in the development of the RAMP Anthrax Test.

During the year ended December 31, 2003, interest expense was $407,343 compared to $446,073 for the same period in 2002. The interest expense in 2003 included, $329,039 (2002 - $403,481) representing amortization of the deemed fair market value of bonus shares and warrants issued to lenders as part of a credit facility, $6,481 (2002 -$34,862) relating to the 9% (2002-8%) per annum interest paid on loans from shareholders and directors, and $69,666 (2002 - $7,730) relating to use of the demand loan facility.

During the year ended December 31, 2002, the Company recognized a gain on settlement with creditors of $15,832 relating to the final dividend payment to unsecured creditors. This was part of the Company's proposal to settle outstanding debt, which resulted in the Company being discharged from creditor protection in March 2002.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

For the year ended December 31, 2002, we reported a loss of $(4,673,656) or ($0.11) per share as compared to a loss of $(3,794,382) or ($0.11) per share for our fiscal year ended December 31, 2001.

Revenues from product sales for the year ended December 31, 2002 were $151,958 as compared to nil for the year ended December 31, 2001. Initial sales of the RAMP environmental system began in the fourth quarter of 2002. Revenues from contract service fees and collaborative research agreements for the year ended December 31, 2002 were $37,250 as compared to $46,792 for the year ended December 31, 2001. The $37,250 revenue in 2002 relates to the termination of a product evaluation agreement and the recognition of the related U.S.$25,000 non-refundable up-front fee.

Gross margin for the year ended December 31, 2002 was 66.1% . As product sales only commenced in the latter part of 2002, gross margin will be more meaningful as we increase production activity.

Research and development expenditures for the year ended December 31, 2002 decreased to $2,672,351 from $2,726,447 for the year ended December 31, 2001. The decrease is primarily due to the higher costs as a result of the clinical trial program conducted on the RAMP System in 2001 amounting to $274,022. Marketing and business development expenses totaled $462,928 during the year ended December 31, 2002 as compared to $200,639 for the same period on 2001. The increase is primarily due to the addition of sales staff ($133,636), and higher promotion costs ($46,150) in 2002 for marketing our environmental system to the North American market and the clinical system to the European market.

General and administrative expenses increased to $1,268,355 for the year ended December 31, 2002, from $1,090,396 in the same period in 2001. This change was mainly due to costs of increased professional services ($128,641) and related expenses ($28,248) required to support improved corporate communications activities including stock-based compensation expense ($67,950).

For the year ended December 31, 2002, we recorded miscellaneous income of $24,985 comprising $9,985 for Anthrax Test Kits, sold for evaluation purposes, and grant income in the amount of $15,000 representing a grant received in May 2002 from the National Research Council of Canada to assist in the development of the Anthrax Test. During the year ended December 31, 2002, interest expense was $446,073 compared to $129,068 for the same period in 2001. The interest expense in 2002 included $403,481 representing the deemed market value of bonus shares and warrants issued to lenders as part of a loan facility agreement, $34,862 relating to the 8% per annum interest paid on loans from shareholders and directors, and $7,730 relating to the use of the demand loan facility. The interest expense in 2001 included $36,916 relating to interest paid on loans from shareholders and directors, and $92,152 relating to the deemed fair market value of bonus shares issued to lenders per a loan facility agreement. During the year ended December 31, 2002, we recognized a gain on settlement with creditors of $15,832 relating to the final dividend payment to unsecured creditors. This was part of our proposal to settle outstanding debt, which resulted in our being discharged from creditor protection in March 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

For our fiscal year ended December 31, 2001, we reported a net loss of $(3,794,382) or ($0.11) per share as compared to a net loss of $(5,140,654) or ($0.19) per share for our fiscal year ended December 31, 2000.

Revenues from contract service fees and collaborative research agreements for the year ended December 31, 2001 were $46,792 as compared to $112,125 for the year ended December 31, 2000. The 2001 revenues were derived from several collaborative research arrangements, whereas the 2000 revenues were derived from contract service fees from the Battelle Memorial Institute. There were no revenues from product sales in either 2001 or 2000.

Research and development expenditures for the year ended December 31, 2001, decreased to $2,726,447 from $2,999,371 for the year ended December 31, 2000. The decrease was mainly due to the completion of development work on the RAMP System, consisting of the RAMP Reader and Myoglobin Test. In addition, we introduced cost-cutting measures in order to reduce expenses during the last quarter of 2001 while under creditor protection. Partly offsetting the decrease in costs were additional expenses incurred relating to the clinical trials and FDA regulatory submission for the RAMP system.

Marketing and business development expenses totaled $200,639 during the year ended December 31, 2001 as compared to $896,313 for the same period in 2000. A significant reduction in consulting services and salaries, and reduction in travel were the main reasons for the decrease.

General and administrative expenses decreased to $1,090,396 for the year ended December 31, 2001, from $1,478,071 in the same period in 2000. The decrease in 2001 was partly due to a reduction in senior management salaries and general cost-cutting measures implemented during the year in order to conserve cash. Another contributing factor to the decrease was a senior executive package paid out during the 2000 fiscal year.

Interest income for the year ended December 31, 2001 was $11,160 compared to $119,271 for the year ended December 31, 2000. The decrease over the year was mainly due to the higher short-term investment balances that arose from proceeds of the $5 million private placement in January 2000. During the year ended December 31, 2001, interest expense was $129,058 compared to $nil for the same period in 2000. The interest expense in 2001 included $36,916 relating to the quarterly interest paid on outstanding loans payable to shareholders and directors at the annual interest rate of 8%, and $92,152 relating to the accrued portion of the fair market value of bonus shares issued to lenders as part of the loan facility agreement. During the year ended December 31, 2001, we recognized a gain on settlement with creditors of $469,251 relating to the acceptance by creditors of our proposal to settle outstanding debt following our application for creditor protection under the Bankruptcy and Insolvency Act (Canada) from which we were subsequently discharged in March 2002. Responding to financial difficulties and the need to fund our basic operating needs, we requested and obtained a refund in the amount of $168,252 from the return of assembly equipment under construction and wrote off the remaining balance of $125,067 related to design and development of the equipment during the year ended December 31, 2001.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

For our fiscal year ended December 31, 2000, we reported a net loss of $(5,140,654) or ($0.19) per share as compared to a net loss of $(3,375,377) or ($0.17) per share for our fiscal year ended December 31, 1999.

Revenues for the year ended December 31, 2000 totaled $112,125, consisting entirely of contract service fees as compared to the year ended December 31, 1999, where we had no revenues. Research and development expenditures for the year ended December 31, 2000 increased to $2,999,371 as compared to $1,527,358 for the year ended December 31, 1999. The increase over the 1999 was mainly due to a rise in RAMP Reader design and test development activities. Planned growth required us to increase the number of scientific personnel from 14 as at December 31, 1999 to 30 as at December 31, 2000 and resulted in a corresponding increase in related materials and engineering expenses. With the additional trained staff we were able to complete the development of the Myoglobin Test and RAMP Reader in early 2001.

Marketing and business development expenses during the year ended December 31, 2000 totaled $896,313 as compared to $1,099,172 for the same period in 1999. This higher expense is a result of an increased effort by us to form alliances with the business partners, which required the addition of a business development associate, and a greater presence at various medical trade shows and conferences during 2000.

General and administration expenses increased to $1,478,071 for the year ended December 31, 2000 from $771,967 in the same period in 1999. The increase in 2000 was mainly due to hiring of additional staff in the human resources, accounting, and investor relations to support the activities of the larger organization.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from estimates.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

Our revenue to date has primarily been derived from product sales and contract service fees. Sales are recognized upon shipment of product to distributors, if a signed contract exists, the sales price is fixed and determinable and collection of the resulting receivables is reasonably assured. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require our ongoing involvement, are deferred and amortized into income on a straight-line basis over the term of the relevant license or related underlying product development period. Upfront fees from collaborative research arrangements that are refundable are deferred and recognized once the refundability period has lapsed.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 ("FIN 46"), Consideration of Variable Interest Entities, which applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which we hold a variable interest that it acquired before February 1, 2003. We do not believe that the adoption of FIN No. 46 will have a significant impact on our financial statements.

In October 2003, the Accounting Standards Board approved amendments to the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, requiring the recognition of stock-based compensation expenses for all employee stock-based compensation transactions to replace the current standard requiring either the accounting for or disclosure of the effect of employee stock-based compensation expense on earnings. This amendment is applicable for fiscal years beginning on or after January 1, 2004 with early adoption permitted. If the amendment is adopted prior to January 1, 2004, the change in policy can either be applied retroactively, with or without restatement of prior periods, or prospectively. The Company elected during the fourth quarter of 2003 to prospectively apply the fair value based method of accounting for stock based awards to executive officers, directors and employees pursuant to its stock option plan, effective January 1, 2003. For further details refer to note 3 of the notes to the audited financial statements for December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES
GENERAL

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), Consideration of Variable Interest Entities, and in December 2003 issued a revision to FIN 46R. (“FIN 46R”). Fin 46 applies to variable interests created or acquired between February 1, 2003 and December 31, 2003. For variable interests entities created or acquired prior to February 1, 2003, the provisions of FIN 46R are effective for our fiscal quarter ending March 31, 2004. For variable interest entities created or acquired after December 31, 2003, the provisions of FIN 46R are effective upon initial involvement with the entity. The adoption of FIN 46 and FIN 46R did not have an impact on the financial statements.

On November 21, 2003 and December 30, 2003, we closed a private placement financing of an aggregate of 4,049,873 units at a price of $0.43 per unit for gross proceeds of $1,741,445. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one of our common shares at a price of $0.55 per share for a period of 12 months from the closing date of the financing.

On June 21, 2004 we completed a private placement financing of an aggregate of 3,750,000 units at a price of $0.80 per unit for gross proceeds of $3,000,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one of our common shares at a price of $1.15 per share for a period of two years from the closing date of the financing. The transaction has been approved by the TSX Venture Exchange and we anticipate receiving the funds in the first week of July 2004.

OUTSTANDING LOANS AND CREDIT FACILITY

We currently have a revolving line of credit in the amount of U.S.$1,515,000 established with The Toronto Dominion Bank. At December 31, 2003, U.S. $1,192,012 of the line of credit had been drawn down, leaving U.S. $322,988 available for future borrowings. As at May 31, 2004, US $501,711 of the line of credit had been drawn down, leaving U.S. $1,013,289 available for future borrowings. As at June 15, 2004 the Company reduced the line of credit to US $1 million and extended the term to December 31, 2004. No new warrants were issued in regard to the extension. The credit facility bears interest at business prime (4.5% at December 31, 2003, 3.75% at May 31, 2004) and expires December 31, 2004. The credit facility is secured by letter of credit guarantees by one of our major shareholders.

In addition, certain of our directors and officers have provided unsecured loans to us currently totaling $117,000. The following provides further detailed information on our credit facility and borrowings from our directors and officers.

During our fiscal year ended December 31, 2002, we obtained revolving demand loan credit facilities from The Toronto Dominion Bank for a total of U.S.$1,165,000 and a shareholder and certain of our directors guaranteed the loans. In consideration for providing the loan guarantees, we issued non-transferable share purchase warrants to the guarantors. The details of the loan guarantees and warrants issued were as follows:

Name of Guarantor	Relationship	Loan Guarantee Amount (U.S.$)	Loan Expiry Date	Warrants Issued (#)	Exercise Price	Warrant Expiry Date
Menderes Holding AG	Major Shareholder	500,000	June 30/03	410,426	$0.75	June 30/03
Menderes Holding AG	Major Shareholder	500,000	Sept 30/03	700,621	$0.45	Sept 30/03
Dominique E. Merz	Director	100,000	Sept 30/03	109,462	$0.55	Sept 30/03
Avenir Capital Corporation	Controlled by Richard A. Grafton, former Director	50,000	Sept. 30/03	57,323	$0.55	Sept. 30/03
William J. Radvak	Director, President and Chief Executive Officer	15,000	Sept 30/03	17,196	$0.55	Sept 30/03

In June 2003, a portion of the above revolving demand loan and related guarantees was extended and the term of the related warrants was also extended. Additionally, we increased the loan facility to U.S.$1,665,000. Menderes Holding AG provided a guarantee for the additional U.S.$500,000 of demand credit and was granted additional non-transferable share purchase warrants to purchase 793,542 of our common shares at a price of $0.46 per share until September 30, 2003.

In September 2003, U.S.$150,000 of the loan facility was terminated and we issued unsecured promissory notes to the guarantors of the terminated portion of the loan facility for the amount of the loan guarantees and extended the term of the related warrants. The promissory notes bear interest at a rate of 9% per annum with U.S.$100,000 being repayable on October 31, 2003 and U.S.$50,000 repayable on December 31, 2003. On October 31, 2003, U.S.$55,000 of the U.S.$100,000 was repaid, with the balance extended to January 16, 2004. The promissory notes were fully repaid by December 31, 2003. As at December 31, 2003, the details of the loan facility guarantees and warrants outstanding were as follows:

Name of Guarantor	Relationship	Loan Guarantee Amount (U.S.$)	Loan Expiry Date	Warrants Issued (#)	Exercise Price	Warrant Expiry Date
Menderes Holding AG	Major Shareholder	500,000	June 15/04	410,426	$0.75	June 30/04
Menderes Holding AG.	Major Shareholder	500,000	June 15/04	700,621	$0.45	June 30/04
Menderes Holding AG	Major Shareholder	500,000	June 15/04	793,542	$0.46	June 30/04
William J. Radvak	Director, President and Chief Executive Officer	15,000	June 15/04	17,196	$0.55	June 30/04

Further, in September 2003, William J. Radvak, Brian G. Richards and W. John Meekison, current executive officers, loaned us an aggregate of $153,000. The loans were made by way of unsecured promissory notes bearing interest at a rate of 9% per annum and repayable on December 23, 2003. In December 2003, we repaid $36,000 and the repayment date for the remaining $117,000 was extended to June 30, 2004., and further extended to December 31, 2004.

MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURES

At this time, we have no commitments or provisions for material capital expenditures.

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

Since changing its name to Response Biomedical Corp. in 1991, the Company has financed its operations primarily through equity and debt financings and government grants. From 1991 to December 31, 2003 the Company has received $597,659 in grant revenue, and raised $26,069,503 from the sale and issuance of equity securities net of share issue costs.

During the year ended December 31, 2003, the Company received net proceeds of $2,576,815 from the sale of equity securities through private placement, as compared to $1,316,714 for the year ended December 31, 2002.

During the year ended December 31, 2003, the Company received net proceeds of $677,149 from the exercise of warrants and stock options into shares, as compared to $1,723,795 for the year ended December 31, 2002.

The Company's net working capital position as of December 31, 2003 was a deficit of $1,595,439 a decrease in working capital of $524,673 from 2002, primarily as a result of increases in bank and shareholder loans and an increase in accounts payable and accrued liabilities.

During 2003, the Company experienced a net loss of $4,191,602 versus a net loss of $4,673,656 for the same period in 2002. The decrease is due to the Company's increase in revenues during 2003.

Until the Company receives additional revenue from product sales, it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements and possibly debt financing.

As at December 31, 2003, the Company has outstanding warrants at exercise prices between $0.45 and $0.75 per share, which if fully exercised, would result in the receipt of approximately $2.5 million. The Company also has 6,110,350 stock options outstanding of which 5,153,438 are exercisable at prices between $0.27 and $1.78 per share and which, if fully exercised, would result in the receipt of approximately $2.5 million.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

During the year ended December 31, 2002, we received net proceeds of $1,316,714 from the sale of equity securities through private placement, as compared to $2,127,751 for the year ended December 31, 2001. We also received $1,723,795 from the exercise of warrants and options.

In addition, during the 2002 fiscal year, to settle August and September 2001 loan facilities in the amount of $1,794,400 from shareholders and directors, we issued 1,993,777 common shares at a price of $0.90 per share.

Our net working capital position as of December 31, 2002 was a deficit of $1,070,766, a decrease in deficit of $714,618 from 2001, primarily as a result of the conversion of shareholders and directors’ short-term loan facilities as described above. During 2002, we experienced a loss of $4,673,656 versus a loss of $3,794,382 for the same period in 2001. The increase is mainly due to a return to normal operating levels after cost cutting measures in 2001.

As at December 31, 2002, we had outstanding warrants at exercise prices between $0.45 and $0.75 per share, which if fully exercised, would result in the receipt of approximately $1.5 million. We also had 6,172,300 stock options outstanding, exercisable at prices between $0.27 and $1.78 per share, which if fully exercised, would result in the receipt of approximately $3.0 million.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

Our net working capital position as of December 31, 2001 was a deficit of $1,785,384, a decrease of $1,162,194 from 2000, primarily the result of short-term loans received in 2001 from shareholders and directors. During 2001, we experienced a net loss of $3,794,382 versus a net loss of $5,140,654 for the same period in 2000. The improvement was primarily due to a decrease in salary and other operating expenses due to financial cutbacks in 2001.

CREDITOR PROTECTION PROCEEDINGS

In September 2001, we sought creditor protection due to difficulty in raising funds. A proposal made by us to settle outstanding debts was accepted by our creditors and approved by the British Columbia Supreme Court in November 2001 and we were discharged from creditor protection in March 2002. See "Item 4 – A. Our History and Development".

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

To December 31, 2002, we were a development stage company and the primary expenditures were on research and development related to developing the RAMP diagnostic system. The following table summarizes research and development as well as patent and licensing expenses, both in dollar terms as well as a percentage of total operating expenses, for the last four fiscal years.

Fiscal Year	Research & Development Expenses	Percentage of Operating Expenses	Patent and Licensing Expenses	Percentage of Operating Expenses
2003	$2,169,461	50%	$95,970	2%
2002	$2,394,535	54%	$277,816	6%
2001	$2,726,447	68%	$80,335	2%
2000	$2,999,371	56%	$59,298	1%

We plan to further leverage the RAMP System by continuing to develop additional tests for the medical and environmental markets. Research and development is expected to continue to be the largest non-product expense category as we continue to add tests to the RAMP System and grow our business.

D.    TREND INFORMATION

As we have only recently begun commercial sales, it is still extremely early to make any predictions concerning the sales or market adoption of our products. However, there are several external trends underway which will have an impact on our business and prospects.

REGULATION

Although the market for biowarfare detection equipment is currently unregulated, it is highly likely that future regulatory requirements in the biowarfare testing market will come into effect, although the form and substance of these regulations remain highly uncertain. See "Item 4 – B. Business Overview – On Site Environmental Testing –Regulatory Approval".

The medical device market is already characterized by a high degree of regulation governing the manufacture, sale and use of various medical devices. This trend is expected to continue.

In all markets, the effect of government regulations may be to prevent or to delay marketing and pricing of any new products for a considerable or indefinite period or to require additional studies prior to approval. Federal, state and foreign regulations, or lack thereof, regarding the sale of environmental testing devices are subject to change. We cannot predict what impact, if any, such changes may have on our business.

E.    CONTRACTUAL OBLIGATIONS

As at December 31, 2003, we had the following contractual obligations:

Contractual Obligations	Total	< 1 Year	1–3 Years	4-5 Years	More than 5 Years
UBC License Fee: Operating lease obligations	$944,500 $21,612	$10,500 $14,765	$31,500 $6,847	$21,000	$31,500

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

Our current directors and officers, their positions and the periods during which each has served in their positions as directors or officers are as follows:

Name	Age	Position	Period Served
Stephen D. Holmes	50	Director, Chairman of the Board	Since 2002
William J. Radvak	41	Director President Chief Executive Officer	Since 1985 Since 2001 Since 2001
Brian G. Richards, P.Eng.	41	Director Executive Vice President Secretary Chief Financial Officer	Since 1987 Since 1996 Since Feb. 2004 Since May 2004

Name	Age	Position	Period Served
Dominique E. Merz, Ph.D. (1)	50	Director	Since 2002
Stan Yakatan	62	Director	Since Jan 2004
Paul C. Harris, Ph.D.	50	Vice President, Research and Development	Since 1998
Reed Simmons	50	Vice President, Manufacturing	Since 2003
Joanne M. Stephenson (2)	45	Vice President, Business Development	Since 2000

(1)
Dominique Merz acts as a nominee for Menderes Holding AG., a shareholder which beneficially owns 8,123,047 of our common shares or 13.8% of the outstanding common shares. See "Item 7 – A. Major Shareholders".

(2)	Joanne Stephenson is William Radvak's sister.

Effective February 15, 2004, John Meekison left his position as full time Chief Financial Officer of our company. We continue to retain Mr. Meekison in a financial consulting capacity on an as needed basis until mid-August 2004. Brian Richards was appointed Chief Financial Officer by a resolution of the Company's Board of Director's dated May 7, 2004.

Great American Insurance Companies has issued "Directors and Officers Liability" insurance to us for the period December 1, 2003 to December 1, 2004. The coverage includes the following key limits: $1,000,000 limit of liability, $25,000 for each claim other than a securities employment claim, $25,000 for each employment practices claim, and $100,000 for each securities claim. We do not carry key man insurance at this time, although we are currently assessing our requirements for such coverage.

The business background and principal occupations of the directors and senior management are as follows:

Stephen D. Holmes – Director, Chairman of the Board

Mr. Holmes has served as one of our directors since June 2002. He has been a partner in the law firm of Holmes Greenslade, Barristers and Solicitors, since 1981, a law firm which limits its practice to international tax, securities, and corporate/commercial law. Mr. Holmes has over 24 years of experience in Canadian corporate and securities law. Mr. Holmes holds undergraduate degrees in commerce and law from the University of British Columbia.

William J. Radvak - Director, President and Chief Executive Officer

Mr. Radvak has served as one of our directors since 1985 and has served as President and Chief Executive Officer since January 2001. He previously served as our President and Chief Operating Officer from July 1998 to February 2000 and prior to that, held various executive positions with us between the years 1992 and 1998. From March to June 2000 he was President and Chief Executive Officer of Advanced Interactive Inc., a company developing technologies for the interactive television and cable industries. Mr. Radvak has 13 years' experience in the finance and management of emerging growth companies, having served as a director or officer of six development stage enterprises. He also currently sits as a director on the board of a junior resource company. Mr. Radvak received his degree in Applied Science in 1986 from the University of British Columbia.

Brian G. Richards, P.Eng. - Director, Executive Vice President and Secretary

Mr. Richards has served as one of our directors since March 1987, and has served as Executive Vice President from January 1996 to present and as Chief Financial Officer from May 2004 to present. He has been a principal of Dynamin Engineering Limited, a private engineering firm and holding company since June 1987. Mr. Richards has a degree in Applied Science from UBC and has 13 years of broad-based business experience with numerous emerging companies in the technology, retail and mining industries.

Dominique E. Merz, Ph.D. - Director

Dr. Merz has served as one of our directors since January 2002. He has been a principal of Diligens Officium LLC, of Laguna Beach, California, a private investment and consulting company, from April 2001 to present and a principal of Dr. Merz Consulting, an advertising agency serving national and international clients in Switzerland, from 1990 to 2000. Dr. Merz has been an active private investor and is a member of several angel venture capital organizations and has considerable international business experience, having previously worked as an internal auditor for Roche Pharmaceuticals and in marketing with a variety of international corporations including Volkswagon, IBM, Henkel, Cadbury and Novartis. Dr. Merz holds an undergraduate degree in law, an MBA and a Ph.D. in economics from the University of Basel, Switzerland. Dr. Merz serves on the boards of several small public and private companies in the U.S. and Canada, and is a trustee of the International Center for Economic Growth in San Francisco.

Stan Yakatan – Director

Mr. Yakatan has served as one of our directors since January 30, 2004. He has extensive experience in sales, marketing and business development and as a Chairman and CEO of a variety of diagnostic, biotechnology and pharmaceutical companies. From 1999, he has been serving as the Chairman, President and Chief Executive Officer of Katan Associates, which furnishes advisory services on strategic planning, marketing and business development primarily to biotechnology, medical products and healthcare companies as well as assisting its clients in obtaining financing. He is also Chairman of BioComm, an Australian-based venture capital group. Since 1994, he has served as a consultant to Medical Science Partners, an international healthcare venture fund and a member of the investment committee of BioCapital, also a healthcare venture fund. As a part of his duties, Mr. Yakatan has served as the interim CEO of various start-up companies, including Quantum Biotechnologies, which develops research products for the molecular biology market, and CryoSurge, a medical device company. From July 1969 to July 1994, Mr. Yakatan advanced to executive officer positions with Sandoz, Inc., New England Nuclear, E.I. du Pont de Nemours & Co., ICN Pharmaceuticals Inc., New Brunswick Scientific, Inc., Unisyn Technologies, Inc., Proteine Performance, and Cystar, Inc. He is a frequent speaker at financial and biotechnology conferences around the world. He also currently serves as the strategic advisor to the state government of Victoria, Australia. Mr. Yakatan received his M.B.A. from the Wharton School of Business of the University of Pennsylvania.

Paul C. Harris, Ph.D. - Vice President, Research and Development

Dr. Harris has been our Vice President, Research and Development since June 1998. Dr. Harris brings over 25 years of broad-based business and technical experience including previous positions as Director of R&D at STC Technologies, Director of Systems Engineering and Manufacturing Operations at Microprobe Corporation and Vice President, Engineering at Cellpro lnc. As director of Systems Development at Genetic Systems division of Sanofi Diagnostics Pasteur for eight years, he led a team to develop the Combo System, the first automated system to test for AIDS and hepatitis, and later, the OMNI Procession analyzer. Dr. Harris received his Ph.D. degree in 1980 from the University of California, Irvine in Molecular Biology and Biochemistry, specializing in Immunology.

Reed Simmons – Vice President, Manufacturing

Mr. Simmons has been our Vice President, Manufacturing from March 2003 to present. Mr. Simmons has over 25 years of biomedical and biotechnology management experience. For more than 18 years, Mr. Simmons held various manufacturing and operational management positions, directly related to biotechnology and biomedical manufacturing, for divisions of pharmaceutical companies Smith-Kline Beckman, Bristol-Myers Squibb, and Sanofi-Synthelabo S.A. In 1985, Mr. Simmons joined the management team of one of Seattle's earliest biotechnology start-ups, Genetic Systems Corporation, and was an integral part of developing and commercializing our first products. Those efforts resulted in one of the first Establishment and Biological Product Licenses for HIV in the U.S., and eventually, four additional Biological Product Licenses. From 1993 to 1999, Mr. Simmons was Vice-President & General Manager of a U.S. operating division of the French pharmaceutical company Sanofi-Synthelabo S.A., then the owner of Genetic Systems Corporation, and held full U.S. P&L responsibility in that role. In 1999, the division was sold to Bio-Rad Laboratories of Hercules, CA for $210 million and Mr. Simmons turned his interests to working with start-up and emerging biotechnology and biomedical companies by providing consultation and interim operational management and support.

Joanne M. Stephenson - Vice President, Business Development

Ms. Stephenson, has been our Vice President, Business Development since May 2000. Prior to this, she served as Manager of Business Development from September 1998 to May 2000 and Manager of Investor Relations from March 1996 to September 1998. Ms. Stephenson has over 20 years of experience in the technology and securities industries. She has developed and executed global business development, marketing, and communications strategies and has negotiated and managed strategic alliances in Japan, China, Korea, Europe and the United States. Ms. Stephenson studied biochemistry at the University of British Columbia and is completing her Masters of Business Administration.

William J. Radvak, Brian G. Richards and Joanne M. Stephenson have employment contracts with us as officers of our company. The employment contracts are described under "Item 10 – C. Additional Information - Material Contracts". Reed Simmons and Paul C. Harris have consulting contracts with our company which are also described under "Item 10 – C. Additional Information - Material Contracts".

SCIENTIFIC ADVISORY BOARD

Management receives guidance from a Scientific Advisory Board, presently composed of the following members:

Robert H. Christenson, Ph.D., DABCC, FACB

Dr. Christenson is a Professor in the Departments of Pathology, and Medical and Research Technology, University of Maryland School of Medicine as well as the director of both point-of-care testing and clinical chemistry laboratories at the University of Maryland Medical Center. He is an internationally recognized leader in the clinical use of biochemical cardiac markers and the application of point-of-care technology and has been a member of the board of directors for the American Association for Clinical Chemistry ("AACC") since 1996. He has authored more than 115 peer reviewed papers, letters and reviews; published several books and contributed more than 40 book chapters, and has presented at numerous conferences on the subject of biochemical markers of myocardial injury. Dr. Christenson holds a B.S. from the University of Massachusetts and a Ph.D. from Florida State University.

Stephen E. Kahn, Ph.D., DABCC, FACB

Dr. Kahn is Section Chief and Director of Chemistry, Toxicology, and Near Patient Testing at Loyola University Medical Center; is a past president of the AACC and current Chair of the AACC's Troponin I Standardization Committee. Dr. Kahn is a Professor of Pathology, Cell Biology, Neurobiology, and Anatomy at Loyola University and an Associate Director of Clinical Laboratories. The author of over 100 peer-reviewed articles, chapters and abstracts, he is the recipient of the AACC 2001 award for Outstanding Contributions through Service to the Profession of Clinical Chemistry. Dr. Kahn's research interests include protein markers of tissue injury, critical care and near patient testing, cardiac disease and cardiovascular risk assessment. Dr. Kahn holds a B.S. from Michigan State University and a Ph.D. from the University of Illinois.

E. Magnus Ohman, MB, FRCPI, FACC

Dr. Ohman is Professor of Medicine, Chief of Division of Cardiology at the University of North Carolina ("UNC") at Chapel Hill, Director of UNC Heart Center, and Adjunct Professor of Clinical Epidemiology at UNC School of Public Health. He has served on the Steering Committee of ISIS-2, GUSTO I, II, III and IV, PARAGON, PURSUIT and SYMPHONY studies focused in the areas of heart attack research. Dr. Ohman has contributed over 300 articles, abstracts, book chapters, and invited publications to the medical press. He currently serves as Associate Editor for the American Heart Journal, and is a member of the Editorial Board of the American Journal of Cardiology, Canadian Journal of Cardiology, and Expert Opinion on Pharmacotherapy. Dr. Ohman received his medical degree from the National University of Ireland.

B.   COMPENSATION

CHIEF EXECUTIVE OFFICER AND EXECUTIVE OFFICERS

The following information discloses compensation paid to:

(a)	an individual who served as Chief Executive Officer ("CEO"), or acted in a similar capacity, during our fiscal year ended December 31, 2003; and

(b)
each of our five most highly compensated executive officers who served as an executive officer during our fiscal year ended December 31, 2003 and whose total salary and bonus exceeds $100,000 per year.

(each, a "Named Executive Officer").

During our fiscal year ended December 31, 2003, we had five Named Executive Officers – William J. Radvak, President and Chief Executive Officer, Brian G. Richards, Executive Vice President, John Meekison, Chief Financial Officer, Paul C. Harris, Vice President, Research and Development, and Joanne Stephenson, Vice President Business Development. On May 7, 2004 Brian Richards assumed the role of CFO following John Meekison's departure from the Company.

The aggregate direct remuneration paid by the Company to directors and senior officers for the fiscal year ended December 31, 2003 was $717,829.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for the three fiscal years ended December 31, 2003, 2002, and 2001.

Name and Principal Position	Years Ending	Salary ($)	Bonus ($)	Securities Under Options Granted (#)
William J. Radvak (1) President and Chief Executive Officer	2003 2002 2001	125,000 138,108 77,875	Nil 285 2,137	Nil 240,000 800,000
Brian G. Richards Executive Vice President and Secretary	2003 2002 2001	100,000 114,583 87,500	Nil 1,959 2,137	Nil 192,500 550,000
Paul C. Harris Vice President, Research & Development	2003 2002 2001	159,640 154,892 154,291	1,000 Nil 250	Nil 87,500 250,000
John Meekison, Chief Financial Officer (2)	2003	77,089	Nil	250,000
Rob Pilz, Chief Financial Officer	2002 2001	126,583 80,096	1327 2137	91,000 260,000
Joanne Stephenson Vice President, Business Development	2003 2002 2001	100,000 114,583 85,833	100 1,288 2,137	Nil 94,500 270,000

(1)	William J. Radvak became President and Chief Executive Officer on January 11, 2001. He had previously served as our President and Chief Executive Officer until January 21, 2000.

(2)	Rob Pilz left the Company in January 2003 and was replaced by John Meekison. John Meekison was with the Company from February 2003 to February 2004.

BONUS INCENTIVE PLANS

Although the Company does not have a specific bonus incentive plan, from time to time we pay cash incentive bonuses to executives and employees. The bonuses are paid based on achieving certain corporate milestones and objectives and the amounts determined by senior management in the case of junior employees and the Compensation Committee of the Board of Directors in the case of the Named Executive Officers.

LONG-TERM INCENTIVE PLANS

The Company has no long-term incentive plan in place and there were no awards made under any long-term incentive plan to the Named Executive Officers during our fiscal year ended December 31, 2003. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, stock appreciation rights or restricted share compensation.

OPTION GRANTS

During our fiscal year ended December 31, 2003, no incentive stock options were granted to the Named Executive Officers:

During our fiscal year ended December 31, 2002, we made the following stock option awards to the Named Executive Officers:

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/ Security)	% of Total Options Granted to Employees in Fiscal year	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)	Expiration Date
William J. Radvak	November 20, 2002	240,000	$0.50	18.9%	$0.50	November 20, 2007
Paul C. Harris	November 20, 2002	87,500	$0.50	6.9%	$0.50	November 20, 2007
Brian G. Richards	November 20, 2002	192,500	$0.50	15.2%	$0.50	November 20, 2007
Robert G. Pilz	November 20, 2002	91,000	$0.50	7.2%	$0.50	November 20, 2007
Joanne Stephenson	November 20, 2002	94,500	$0.50	7.4%	$0.50	November 20, 2007

(1) Calculated as the closing price of our shares on the TSX-VN on the date of grant.

OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES

The following table sets out stock options exercised by the Named Executive Officers, during our fiscal year ended December 31, 2003 as well as the December 31, 2003 fiscal year end value of stock options held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal year-End ($) Exercisable / Unexercisable (1)
William J. Radvak	Nil	Nil	920,000 / 120,000	368,000 / 60,000
Paul C. Harris	Nil	Nil	315,325 / 21,875	129,063 / 10,937
Brian G. Richards	Nil	Nil	694,375 / 48,125	283,363 / 24,062

Joanne Stephenson	Nil	Nil	365,875 / 23,625	189,638 / 11,812

(1)
In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of our shares as at December 31, 2003 (i.e. fiscal year end) on the TSX-VN was $0.43.

PENSION PLANS AND RETIREMENT BENEFITS

We do not provide retirement benefits for directors or executive officers.

COMPENSATION OF DIRECTORS

During our fiscal year ended December 31, 2003, no directors received compensation for services provided to us in their capacities as directors, consultants or experts except as described below.

We compensate Mr. Stephen Holmes in the amount of $1,000 per month as the Chairman of the Board and Chairman of the Compensation Committee. There are no other standard arrangements pursuant to which we pay directors a fee for their services in their capacity as directors, except for the granting from time to time of stock options. During our fiscal year ended December 31, 2003, we granted stock options to purchase an aggregate of 200,000 common shares to all our directors.

During the financial year ended December 31, 2003 the Company entered into an agreement with Katan Associates International ("KAI") under the terms of which the company pays KAI a monthly retainer of US$5,000. Mr. Stan Yakatan is the Chairman and Managing Partner of KAI and became a director of the Company in January 2004.

Inside directors do not receive separate compensation for their participation in board or committee meetings. We pay all reasonable expenses associated with directors' attendance at, and participation in, Board and committee meetings, and other business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation reflects the responsibilities and risk involved in being an effective director.

Other than as disclosed herein, none of our directors, in their role as directors, have received any remuneration, other than reimbursement for travel and other out-of-pocket expenses incurred for our benefit during our fiscal year ended December 31, 2003.

C.   BOARD PRACTICES

All directors hold office until the next annual general meeting of our shareholders or until they resign or are removed from office in accordance with our articles and the Business Corporations Act.

No directors have service contracts with us. Each director has formally consented to serve as a director and signed a confidentiality agreement with us.

From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The following describes the current committees of the Board and their members:

AUDIT COMMITTEE

The members of our Audit Committee are Dominique E. Merz, Stephen D. Holmes and Brian G. Richards, two of which are non-management directors. The company's Board of Directors is satisfied that Dominique Merz qualifies as a "financial expert" as defined by the SEC.

The Audit Committee meets at least quarterly to review the quarterly and annual financial statements before they are presented to the Board, and approves the quarterly statements on behalf of the Board. The Audit Committee meets with our independent auditors at least annually to review the results of the annual audit and discuss the financial statements and any changes in accounting practices; recommends to the Board the independent auditors to be retained and the fees to be paid; and directly receives and considers the auditors' comments as to the fairness of financial reporting. The Committee also reviews policies and practices concerning regular examinations of officers' expenses and perquisites, including the use of our assets.

COMPENSATION COMMITTEE

The Board has established a Compensation Committee, which is responsible for determining the compensation of our executive officers. The members of the Committee are William J. Radvak, Stephen D. Holmes and Dominique E. Merz.

The Compensation Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for any changes. The Committee makes recommendations based upon the Chief Executive Officers' suggestions regarding the salaries and incentive compensation for senior officers. The Committee also reviews significant changes to benefits policies and compliance with current human resource management practices, such as pay equity, performance review and staff development. The Committee also approves the granting of any stock options.

CODE OF ETHICS

The Company has a code of ethics that applies to all employees, including the Named Executive Officers. The Named Executive Officers are reviewing the code of ethics to ensure that it clearly addresses the guidance provided by the SEC in this area. A copy of the code of ethics may be requested from the Company's Corporate Secretary.

EMPLOYEES

As at June 15, 2004 we had 44 full and part time employees and 3 consultants. As at December 31, 2003, we had 36 full and part time employees and five consultants. As at December 31, 2002, we had 37 employees and five part-time consultants on staff. As at December 31, 2001, we had 15 employees and one part-time consultant. As at December 31, 2000, we had 36 employees and two part-time consultants. The reduction in the number of employees at December 2001 compared to the previous year was directly related to our filing for protection from creditors in September 2001. Upon being discharged from creditor protection in March 2002, we rehired many of our former employees.

We believe that our relationship with our employees is good and none of the employees are covered by a collective bargaining agreement. All employees work out of our Burnaby location. All senior management, employees and consultants are required to sign a confidentiality agreement. Our management team has experience in the fields of product management, immunodiagnostics research and development, finance, sales and marketing, quality systems, diagnostics manufacturing, and management of emerging growth companies. As at December 31, 2002, the research and development team consisted of 26 employees and one consultant, which team had a core competency in immunoassay development. Specialized engineering consultants have been engaged over the course of the development of the RAMP System to implement specific design requirements. In this way, we are committed to long-term development of the product but maintains flexibility over managing selected human resources for the development of new tests and other project work related to the RAMP technology. The administration and operations group consists of six employees and four consultants and has broad experience developing and implementing operating systems and directing manufacturing operations for in vitro diagnostic medical device manufacturing firms. The sales, marketing and business development group consisted of five employees and has broad experience in bringing new products to market. See "Item 3 – D. Risk Factors".

E.   SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out details of our shares and options that are directly or indirectly held by directors and executive officers as at March 31, 2004, based on 54,914,292 common shares issued and outstanding on such date.

Outstanding shares at 31 May 04: 57,695,011

Name	Number of Common Shares	Percentage of Outstanding Common Shares	Number of Common Shares held under Option	Exercise Price	Expiration Date
William J. Radvak	652,815	1.1%	280,000 120,000 400,000	$0.50 $0.50 $0.27	February 7, 2006 February 12, 2006 November 21, 2006

Name	Number of Common Shares	Percentage of Outstanding Common Shares	Number of Common Shares held under Option	Exercise Price	Expiration Date
			240,000 150,000 100,000 1,290,000	$0.50 $0.72 $0.80	November 20, 2007 February 10, 2009 March 11, 2009
Brian G. Richards, P.Eng.	771,926	1.3%	132,500 277,500 192,500 340,000 87,500 1,030,000	$0.50 $0.27 $0.50 $0.72 $0.80	February 12, 2006 November 21, 2006 November 20, 2007 February 10, 2009 March 11, 2009
Stephen D. Holmes	14,418	<1%	250,000 275,000 525,000	$0.86 $0.72	June 19, 2005 February 10, 2007
Dominique E. Merz, Ph.D.	655,367	1.41.1%	150,000 200,000 50,000 400,000	$0.65 $0.72 $0.80	January 14, 2005 February 10, 2007 March 11, 2009
Paul C. Harris, Ph.D.	3,000 Nil	<1% n/a	125,000 125,000 87,500 50,000 387,500	$0.50 $0.27 $0.50 $0.80	February 7, 2006 November 21, 2006 November 20, 2007 March 11, 2009
Reed Simmons	Nil	n/a	100,000 100,000 200,000	$0.50 $0.80	May 1, 2006 March 11, 2009
Joanne M. Stephenson	21,000	<1%	25,000 160,000 110,000 94,500 75,000 464,500	$1.78 $0.50 $0.27 $0.50 $0.80	March 23, 2005 February 7, 2006 November 21, 2006 November 20, 2007 March 11, 2009
TOTAL	2,115,526		4,297,000

STOCK OPTION PLAN

In June 1996, our shareholders approved a stock option plan (the "Plan"). Our directors, officers, employees and consultants are eligible to participate in the Plan. At the annual general meeting on June 17, 2003, shareholders approved amendments to the Plan to increase the number of common shares reserved for the granting of options to 10,000,000, of which 7,400,837are outstanding as at May 31, 2004.

At the annual general meeting on June 21, 2004 shareholders approved amendments to the Plan to increase the number of common shares reserved for the granting of options to 11,500,000,

All grants of options under the Plan are made by the Board of Directors or the Compensation Committee of the Board. The Plan requires that the option exercise price shall not be less than the average closing price of our shares for the ten trading days immediately preceding the date of grant. In addition, company policy is that the exercise price shall not be less than the closing price on the date of grant. All options granted under the Plan are for a term of up to a maximum of 10 years from the date of grant. Generally, options granted to directors, officers, employees or consultants vest over the later of 18 months in equal amounts every six-month period or a combination of operational milestones expected to occur over 18 months. The Plan requires that each option be subject to a vesting schedule pursuant to which not more than 25% of the initial aggregate number of shares which may be purchased under the option may vest in any six month period, on a cumulative basis.

The maximum number of common shares which may be reserved for issuance under the Plan to any one person at any time is 5% of the common shares outstanding on a non-diluted basis. The number of common shares subject to an option will be adjusted in the event of any subdivision or consolidation of the common shares or any dividend payable in common shares and in the event of certain other reorganizations or other events affecting the common shares, as determined by the Board of Directors.

STOCK OPTIONS

The following table summarizes all of our outstanding stock options as at May 31, 2004:

Date of Grant	Number of Options	Exercise Price	Expiry Date

01-Aug-96	2,500	0.27	01-Aug-05
06-Oct-97	12,500	0.27	01-Aug-05
02-Dec-97	10,000	0.27	02-Dec-05
02-Dec-97	200,000	0.50	02-Dec-05
15-Jun-99	15,000	0.27	15-Jun-04
16-Aug-99	7,500	0.27	16-Aug-04
22-Sep-99	60,000	1.22	22-Sep-04
06-Jan-00	5,000	0.27	06-Jan-05
23-Mar-00	20,000	0.27	23-Mar-05
23-Mar-00	25,000	1.78	23-Mar-05
28-Sep-00	2,500	0.27	11-Sep-05
07-Feb-01	103,750	0.27	07-Feb-06
07-Feb-01	565,250	0.50	07-Feb-06
07-Feb-01	125,000	0.50	12-Feb-06
12-Feb-01	5,500	0.27	12-Feb-06
12-Feb-01	252,500	0.50	12-Feb-06
15-Jun-01	45,100	0.50	15-Jun-06
21-Nov-01	1,036,250	0.27	21-Nov-06
07-Jan-02	25,000	0.36	07-Jan-05
14-Jan-02	150,000	0.65	14-Jan-05
14-Feb-02	13,200	0.51	14-Feb-07
01-Mar-02	100,000	0.61	01-Mar-05
01-Mar-02	50,000	0.61	01-Mar-07
05-Mar-02	20,000	0.62	05-Mar-07
20-Mar-02	6,600	0.68	20-Mar-07
01-Apr-02	10,500	0.95	01-Apr-07
09-Apr-02	55,500	1.00	09-Apr-07
23-Apr-02	36,850	1.05	23-Apr-07
06-Jun-02	25,500	0.73	06-Jun-07
19-Jun-02	250,000	0.86	19-Jun-05
26-Jul-02	7,700	0.56	26-Jul-07
12-Nov-02	15,000	0.51	12-Nov-05
18-Nov-02	5,000	0.51	18-Nov-07
20-Nov-02	57,500	0.50	20-Nov-05
20-Nov-02	728,550	0.50	20-Nov-07
25-Nov-02	22,700	0.49	25-Nov-07
06-Jan-03	12,500	0.65	06-Jan-06
06-Jan-03	2,750	0.65	06-Jan-08
20-Jan-03	8,750	0.62	20-Jan-08

19-Feb-03	225,000	0.57	19-Feb-08
24-Feb-03	27,500	0.57	24-Feb-08
01-Mar-03	1,650	0.54	01-Mar-08
21-Mar-03	8,800	0.53	21-Mar-08
04-Apr-03	3,600	0.53	04-Apr-08
07-Apr-03	40,000	0.53	07-Apr-08
01-May-03	100,000	0.50	01-May-06
24-Jul-03	12,500	0.40	24-Jul-08
01-Aug-03	275,000	0.50	01-Aug-05
01-Aug-03	50,000	0.75	01-Aug-05
05-Aug-03	5,500	0.41	05-Aug-08
27-Aug-03	100,000	0.75	07-Feb-06
27-Aug-03	50,000	0.50	27-Feb-06
27-Aug-03	50,000	0.75	27-Feb-06
15-Jan-04	4,400	0.50	14-Jan-09
30-Jan-04	100,000	0.50	30-Jan-06
30-Jan-04	280,000	0.50	30-Jan-07
30-Jan-04	58,250	0.50	30-Jan-09
02-Feb-04	17,700	0.45	02-Feb-09
10-Feb-04	475,000	0.72	10-Feb-07
10-Feb-04	490,000	0.72	10-Feb-09
13-Feb-04	3,887	0.74	13-Feb-09
23-Feb-04	2,750	0.80	23-Feb-04
04-Mar-04	9,250	0.77	04-Mar-09
11-Mar-04	705,600	0.80	11-Mar-09
29-Mar-04	110,000	0.87	29-Mar-09
29-Mar-04	80,000	1.00	01-Apr-09
29-Mar-04	5,500	1.07	12-Apr-09
29-Mar-04	6,500	1.27	26-Apr-09
29-Mar-04	5,500	0.93	10-May-09
TOTAL:	7,400,837

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other person or entity. The following table sets forth certain information as of May 31, 2004 concerning the beneficial ownership of our common shares as to each person known to us that is the beneficial owner of more than 5% of our outstanding shares:

Title of Class	Identity of Person or Group	Number of Shares	Percent of Class
Common shares Common shares	Menderes Holding AG(1) Hans Moppert	5,673,047 2,450,000	9.83% 4.25%
(1)	Menderes Holding AG is a company 100% owned by Hans Moppert of Basel, Switzerland.

Our major shareholder does not have different voting rights than other shareholders.

To the best of our knowledge, Menderes Holding AG ("Menderes") made its initial investment in us in October 1998 purchasing 500,000 units (consisting of 500,000 common shares and 500,000 common share purchase warrants), which equated to approximately 2.9% of the common shares outstanding. Since that time, Menderes has participated in a number of our financings such that its holdings of our common shares has increased to 9.83% of the common shares outstanding as at May 31, 2004. Menderes also holds warrants to purchase an additional 581,395 common shares. All the shares purchased by Menderes have been for investment purposes only.

As at March 31, 2004, we had 62 registered shareholders with addresses in the United States holding approximately 1,812,181 common shares or approximately 3.3% of the total number of issued and outstanding shares. We are not aware of the distribution of any currently outstanding warrants to U.S. residents. Residents of the United States may beneficially own common shares and warrants registered in the names of non-residents of the United States.

B.    RELATED PARTY TRANSACTIONS

CONFLICT OF INTEREST

Some of our directors and officers are also directors and officers of other reporting companies. It is possible, therefore, that a conflict may arise between their duties as a director or officer of our company and their duties as a director or officer of such other companies. All such conflicts are disclosed by them in accordance with the Business Corporations Act and they govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

In the event that any of our directors or officers has a material interest in any material contract or proposed contract involving the company they are required to disclose their interest to the board of directors either in writing or in person. Any such contract is then considered and approved by a majority of the disinterested directors. Additionally, any company transaction that requires the approval of the TSX or the BCSC is subject to securities law and the regulatory bodies clearly distinguish between arms length and related party transactions. Related party transactions are required disclosure in the company's financial statements.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors or executive officers or any of their associates are or have been indebted to us, or whose indebtedness to another entity has been the subject of a guarantee, support agreement or similar arrangement provided by us, during the three most recently completed fiscal years.

TRANSACTIONS DURING PAST THREE FISCAL YEARS

During our fiscal year ended December 31, 2001, we received loan proceeds from three of our directors and a shareholder. On April 1, 2002, we reached an agreement with these lenders to issue common shares to or at the direction of the lenders in full and final settlement of our outstanding secured loans as at that date. We issued common shares at a price of $0.90 per share with a four-month hold period from the date of issue. The details of the debt settlement transactions are as follows:

Name of Lender	Relationship	Loan Amount ($)	Shares Issued (#)
Menderes Holding AG	Major Shareholder(1)	1,599,400	1,777,111
Brian G. Richards	Director, Executive Vice-President and Secretary	100,000	111,111
Richard A. Grafton	Director	75,000	83,333
William J. Radvak	Director, President and Chief Executive Officer	20,000	22,222

(1)	One of our directors, Dominique E. Merz, is a financial advisor to the lender, Menderes Holding AG, who is one of our principal shareholders.

During our fiscal year ended December 31, 2002, a major shareholder (Menderes Holding Ag), and certain of our directors at the time (Dominique Merz, William Radvak and Richard Grafton) guaranteed revolving demand loan credit facilities with the Toronto Dominion Bank for a total of U.S.$1,165,000 until June 30, 2003 and September 30, 2003. In consideration for providing the loan guarantees, we issued non-transferable share purchase warrants to the guarantors exercisable for the term of the guarantees. In June 2003, a portion of the above revolving demand loan and related guarantees was extended and the term of the related warrants was also extended. Additionally, we increased the loan facility to U.S.$1,665,000. Menderes Holding AG provided a guarantee for the additional U.S.$500,000 of demand credit and was granted additional non-transferable share purchase warrants to purchase 793,542 of our common shares at a price of $0.46 per share until September 30, 2003. In September 2003, U.S.$150,000 of the loan facility was terminated and replaced by unsecured promissory notes, bearing interest at 9% per annum, to the guarantors for the amount of the loan guarantees. The term of the related warrants was extended. The promissory notes were repaid in three parts; US$55,000 on October 23, 2003, $US$50,000 on November 10, 2003, and US$45,000 on January 16, 2004. See "Item 5 – D. Liquidity and Capital Resources – Outstanding Loans and Credit Facility".

Further, in September 2003, William J. Radvak, Brian G. Richards and W. John Meekison, current and former executive officers, loaned us an aggregate of $153,000. The loans were made by way of unsecured promissory notes bearing interest at a rate of 9% per annum and repayable on December 23, 2003. In December 2003, we repaid $36,000 and the repayment date for the remaining $117,000 was extended to June 30, 2004.

We believe that all of the above loan and loan guarantee transactions were on terms as favorable as could have been received from unrelated third party sources.

On July 7, 2003, the Company entered into a strategic consulting agreement with Katan Associates, Inc. ("Katan"), a California-based consulting firm specializing in providing strategic advisory services to biotechnology companies. Stan Yakatan, a senior partner of Katan, was appointed to our board of directors on January 30, 2004. Under the consulting agreement, we agreed to pay Katan a fee of U.S.$5,000 per month and granted Katan a stock option to purchase 200,000 common shares at an exercise price of $0.50 per share that vests over 18 months expiring August 1, 2005. Additionally, in the event that we complete an equity financing with an investor introduced by Katan and pre-qualified by us, the Company shall pay Katan a success fee equal to 5% of the gross proceeds provided by each investor introduced to us by Katan. The success fee is payable within 5 business days of closing of the financing. In the event we complete a partnering transaction with a prospective partner introduced by Katan and pre-qualified by us, and where licensing fees are paid to us by the partner, then we shall pay Katan a success fee of 5% of the licensing fee within 5 days of us receiving the funds. The agreement expires on June 30, 2005 and may be terminated by either party upon 30 days' written notice. We believe that the terms of the consulting agreement with Katan regarding success fees are fair and as favorable as could have been obtained from unrelated third parties.

On February 1, 2004, the Company entered into a consulting agreement with Trout Group, a New York-based consulting firm specializing in providing investor relations and strategic advisory services to the life sciences industries. The agreement is for a period of one year and renewable for a period of one year from the expiration date unless terminated by either party. The agreement can be terminated with a sixty-day written notice. Trout group will be paid US$15,000 per quarter and granted the option to purchase 100,000 common shares at an exercise price of $0.50 per share. The options vest over 18 months and expire on January 30, 2006.

During the year ended December 31, 2002, we paid a fee of $7,300 for investor relations services to an individual who is a sibling of William Radvak, one of our directors and officers.

ITEM 8. FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements including our consolidated balance sheets, consolidated statements of loss and deficit, and consolidated statements of cash flows for the years ended December 31, 2003,2002, 2001, and 2000, the notes to those statements and the auditors' report thereon, and the notes to those statements, are included in this Registration Statement.

EXPORT SALES

For our fiscal year ended December 31, 2003, we export sales were $731,708 or 88% of a total of $827,795 in product sales revenue. As our main geographic markets are outside our home country, it is expected that export sales will account for the majority of revenues from product sales in future years.

LEGAL OR ARBITRATION PROCEEDINGS

We are not a party to any material pending legal or arbitration proceedings and are not aware of any material contemplated legal proceedings to which we may be a party. See "Item 4 – A. Our History and Development" for a discussion of creditor protection proceedings during the year ended December 31, 2001.

DIVIDEND POLICY

We have not declared or paid any dividends on the outstanding common shares since our inception and we do not anticipate that we will do so in the foreseeable future. The declaration of dividends on our common shares is within the discretion of the Board of Directors and will depend on the assessment of, among other factors, earnings, capital requirements and the operating and financial condition. At the present time, anticipated capital requirements are such that we intend to follow a policy of retaining earnings in order to finance the further development of the business.

B.    SIGNIFICANT CHANGES

The following significant changes have occurred in our business since December 31, 2003.

FINANCING

On November 21, 2003 and December 30, 2003, we closed a private placement financing in two tranches of an aggregate of 4,049,873 units at a price of $0.43 per unit for gross proceeds of $1,741,445. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one of our common shares at a price of $0.55 per share for a period of 12 months from the closing date of the financing.

During the period April 1 to May 31, 2004 the Company has received cash in the amount of $1,489,642 from the exercise of stock options and warrants.

On June 21, 2004 we announced a private placement financing of 3,750,000 units at a price of $0.80 per unit for gross proceed of $3,000,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one of our common shares at a price of $0.55 per share for a period of 2 years from the closing date of the financing.

OPERATIONS

On April 21, 2004 we announced that the Company's Quality Management System was registered to ISO 13485:1996, under the Canadian Medical Devices Conformity Assessment System. Health Canada requires manufacturers of Class III devices to demonstrate practices in accordance with internationally recognized quality systems standards in order to maintain a medical device license in Canada.

On May 20, 2004 we announced that we had received regulatory clearance from the FDA to market a RAMP cardiac marker test for detecting troponin I to assist in the rapid diagnosis of heart attack.

On May 25, 2004 we announced that we had received regulatory clearance from the FDA to market a RAMP cardiac marker test for detecting CK-MB to assist in the rapid diagnosis of heart attack.

ITEM 9. THE OFFER AND LISTING

Our common shares have traded on the TSX-VN since October 1991 under the symbol "RBM". In July 2003, our common shares commenced trading on the Frankfurt Stock Exchange in Germany under the symbol RBQ.

The following table sets forth the high and low sales prices of our common shares on the TSX-VN for the last six full fiscal years and the subsequent periods:

	Common Share Price
	Canadian Dollars
	High	Low
Month ended May 31, 2004	$1.25	$0.85
Month ended April 31, 2004	$1.40	$0.94
Month ended March 31, 2004	$1.02	$0.75
Month ended February 29, 2004	$0.85	$0.44
Month ended January 31, 2004	$0.53	$0.39
Fiscal year ended December 31, 2003:
Month ended December 31, 2003	$0.47	$0.39
Month ended November 30, 2003	$0.49	$0.36
Month ended October 31, 2003	$0.53	$0.40
Month ended September 30, 2003	$0.55	$0.39
Month ended August 31, 2003	$0.45	$0.39
Month ended July 31, 2003	$0.55	$0.37
Second Quarter	$0.62	$0.37
First Quarter	$0.68	$0.46
Fiscal year ended December 31, 2002:
Fourth Quarter	$0.86	$0.34
Third Quarter	$0.76	$0.37
Second Quarter	$1.30	$0.55
First Quarter	$0.96	$0.31
Fiscal year ended December 31, 2001:
Fourth Quarter(1)	$0.42	$0.06
Third Quarter(1)	$0.39	$0.14

Second Quarter	$0.37	$0.21
First Quarter	$0.44	$0.22
Fiscal year ended December 31, 2000:	$2.75	$0.23
Fiscal year ended December 31, 1999:	$1.50	$0.67
Fiscal year ended December 31, 1998:	$1.79	$0.65
(1)	From September 18, 2001 to October 19, 2001, the trading of our common shares on the TSX-VN was suspended due to creditor protection proceedings. See "Item 4 – A. Our History and Development."

ITEM 10. ADDITIONAL INFORMATION

A.    SHARE CAPITAL

We are authorized to issue 100,000,000 common shares without par value, of which 53,518,521 and 57,695,011 common shares were issued and outstanding as fully paid as of December 31, 2003 and May 31, 2004, respectively.

The following table is a reconciliation of our issued share capital from December 31, 2000 to May 31, 2004:

Issued and Outstanding	Number	$ Amount
Balance at December 31, 2000:	27,323,148	$18,109,279
Financing, less issue costs:	8,273,200	$2,127,751
Bonus shares(1) :	1,107,936	$346,234
Balance at December 31, 2001:	36,704,284	$20,583,264
Financing, less issue costs:	2,413,364	$1,316,714
Exercise of warrants:	4,321,600	$1,604,277
Exercise of stock options:	308,000	$119,518
Bonus Shares (1) :	316,726	$149,399
Issued for settlement of debt(2) :	1,993,777	$1,794,400
Balance at December 31, 2002:	46,057,751	$25,567,572
Financing, less issue costs:	1,700,000	$844,392
Exercise of warrants:	1,090,750	$490,828
Exercise of stock options:	592,224	$166,071
Financing less issue costs:	4,077,796	$1,724,366
Balance at December 31, 2003:	53,518,521	$28,793,229
Exercise of Options:	823,325	$293,038
Exercise of Warrants:	3,348,952	$340,279
Balance at May 31, 2004:	54,914,292	$29,426,546
(1)
In August 2001, we entered into a loan facility with several of our shareholders and directors, whereby we could draw, at the discretion of the lenders, up to $1.67 million of the loan facility. As part of the loan facility, we issued to the lenders under TSX-VN policies a bonus in the form of 643,667 common shares equivalent to 20% of the principal of the amounts advanced. In November 2001, we arranged an additional loan facility with one of our shareholders, for up to $796,300 with amounts to be received based on certain corporate milestones at the discretion of the lender. As part of this new loan facility, we issued to the lender under TSX-VN policies a bonus in the form of 780,995 common shares equivalent to 20% of the principal of the amounts advanced. See "Item 7 – B. Related Party Transactions".

(2)
In April 2002, we agreed with our lenders to issue common shares to settle both the August 2001 and the November 2001 loan facilities totaling $1,794,400 as at April 3, 2002. We issued a total of 1,993,777 common shares at a price of $0.90 per share.

ESCROWED SHARES

As at the date hereof, 825,000 of our common shares are being held in escrow for William J. Radvak, Radvak Engineering Ltd. and Brian Richards by Computershare Investor Services Inc., of 510 Burrard Street, Vancouver, British Columbia, subject to the orders of the TSX-VN. These common shares (the "Performance Shares") were issued to our original principals at a purchase price below the price of the common shares when listed on the TSX-VN and, as a result, are required by the TSX-VN and British Columbia securities laws to be held in escrow and are released to the principals on our achieving certain financial milestones. The Performance Shares are held in escrow pursuant to the terms of a performance escrow agreement dated December 31, 1995 among us, Computershare Investor Services Inc., as escrow agent, and the holders of the performance shares (the "Escrow Agreement").

The Escrow Agreement is in the form required by the policies of the British Columbia Securities Commission (the "Policies") and provides that the Performance Shares must remain in escrow until the regulatory authority having jurisdiction permits them to be released from escrow or requires them to be cancelled. The Performance Shares are restricted and any dealings with them are subject to the direction or determination of the TSX-VN, or if our shares are no longer listed on the TSX-VN, the Executive Director under the Securities Act (British Columbia).

Holders of the Performance Shares may not transfer Performance Shares except in accordance with the Policies and only with the consent of the TSX-VN. A holder of Performance Shares may exercise all voting rights attached to the Performance Shares, except on a resolution to cancel the Performance Shares, but may not receive any dividends on such Performance Shares or participate in our assets or property on the winding up or dissolution of our company.

A holder of Performance Shares who ceases to be a principal, as that term is defined in the Securities Act (British Columbia), dies or becomes bankrupt, is entitled to retain any Performance Shares then held by him and is not obliged to transfer or surrender the Performance Shares to us or to any other person.

The Performance Shares must be surrendered for cancellation if our shares are the subject of a cease trade order for two consecutive years and any Performance Shares not released from escrow 10 years from the later of the date of issue of the Performance Shares and the date of the Escrow Agreement must be surrendered for cancellation.

The Performance Shares may be released from escrow, on a pro-rata basis, based upon our cumulative cash flow, as evidenced by our annual audited financial statements. "Cash Flow" is defined in the Policies to mean net income or loss before tax, adjusted for certain add-backs. For each $0.02 of cumulative cash flow generated by us from our operations, one Performance Share may be released from escrow. Through May 31, 2004, no Performance Shares have been released from escrow.

Since the original date of the Escrow Agreement, the Exchange has changed its policy with regards to escrow shares and now allows escrow shares to be earned out over time. At the Company's Annual General Meeting held on June 21, 2004 a resolution was passed by the disinterested shareholders to amend the terms of the escrow agreement such that the escrow shares will be released based on a six-year time release formula in accordance with the policies of the TSX as follows:

RELEASE SCHEDULE OF ESCROWED SHARES

Number of Escrow Shares	Release Dates	Percentage of Escrow Shares Released	Number of Escrow Shares Released
825,000	6 months from Exchange Acceptance	5%	41,250
783,750	12 months from Exchange Acceptance	5%	41,250
742,500	18 months from Exchange Acceptance	5%	41,250
701,250	24 months from Exchange Acceptance	5%	41,250
660,000	30 months from Exchange Acceptance	10%	82,500
577,500	36 months from Exchange Acceptance	10%	82,500
495,000	42 months from Exchange Acceptance	10%	82,500
412,500	48 months from Exchange Acceptance	10%	82,500
330,000	54 months from Exchange Acceptance	10%	82,500

247,500	60 months from Exchange Acceptance	10%	82,500
165,000	66 months from Exchange Acceptance	10%	82,500
82,500	72 months from Exchange Acceptance	10%	82,500

The amended escrow agreement is in the process of being submitted to the TSX for approval. The expiry date of the escrow was extended to the end of the new escrow release schedule.

OUTSTANDING STOCK OPTIONS AND WARRANTS:

We had 6,110,350 and 7,400,837 stock options issued and outstanding as of December 31, 2003 and May 31, 2004, respectively. See "Item 6 – E. Share Ownership of Directors and Executive Officers" for a more detailed summary of our outstanding stock options and a description of our stock option plan.

We had 4,796,722 and 1,447,770 share purchase warrants issued and outstanding as of December 31, 2003 and May 31, 2004, respectively. As at May 31, 2004, 1,430,574 of the warrants outstanding are held by investors and insiders who participated in two private placement equity financings during the 2003 fiscal year. A director holds the remaining 17,196 warrants as consideration for providing a loan guarantee to the Company. See "Item 5 – D. Liquidity and Capital Resources – Outstanding Loans and Credit Facility". We have not issued any warrants pursuant to any licensing or collaboration agreements.

The holders of share purchase warrants do not have any rights of a shareholder of our company. The holders of share purchase warrants have certain rights in the event of a subdivision or consolidation of our common shares while the warrant remains outstanding, such that the number of common shares represented by the warrant will likewise be deemed to be subdivided or consolidated and the exercise price adjusted accordingly. In the event of any capital reorganization, merger, amalgamation or reclassification of common shares, the warrant holder, upon exercise of the warrant, is entitled to receive the number of common shares the holder would have received had the right to purchase been exercised before such capital reorganization, merger, amalgamation or reclassification of common shares. Additionally, warrant holders are entitled to receive seven days written notice prior to: the payment of any dividend to common shareholders or such other distribution to shareholders; a proposal for any capital reorganization, reclassification of common shares, merger or amalgamation; a proposal to offer for subscription pro rata to the holders of the common shares any additional shares of stock of any class or other rights; or a voluntary or involuntary dissolution, liquidation or winding-up of our company. Other than the forgoing, the warrants do not carry any special rights or privileges.

The following table describes the share purchase warrants outstanding as of May 31, 2004:

Number of Common Shares Issuable	Exercise Price	Expiry
50,000	$0.50	13-Jun-04
17,196	$0.55	30-Jun-04
118,250	$0.55	31-Oct-04
463,197	$0.55	20-Nov-04
799,127	$0.55	29-Dec-04
Total: 1,447,770

On June 21, 2004 the Company issued an additional 1,875,000 warrants in connection with the private placement of 3,750,000 shares as detailed in Item 8 Financial Statements, section B, significant changes.

B.    MEMORANDUM & ARTICLES.

We were incorporated as Little Bear Resources Ltd. under the predecessor to the Business Corporations Act on August 20, 1980 under number 214840. On October 15, 1991, we changed our name to Response Biomedical Corp.

We have no restrictions on our business imposed by the Business Corporations Act. We are authorized to issue 100,000,000 common shares without par value, of which 54,914,292 common shares were issued and outstanding as of March 31, 2004. We do not have preferred shares or other classes of shares authorized.

All of the common shares rank equally as to voting rights, participation in a distribution of assets on a liquidation, dissolution or winding-up of our company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote at the meetings. Each common share carries with it the right to one vote. There are no limitations on the rights of holders to own common shares.

In the event of liquidation, dissolution or winding-up of our company or other distribution of assets, the holders of the common shares will be entitled to receive, on a pro-rata basis, all of the assets remaining after we have paid out our liabilities. Although we currently do not pay dividends, a capital distribution in the form of dividends, if any, will be declared by the Board of Directors.

Provisions as to modification, amendment or variation of the rights attached to the common shares are contained in our memorandum and articles and the Business Corporations Act. Generally speaking, substantive changes to the rights attached to the common shares or the creation of any new class of shares requires the approval of the holders of common shares by special resolution (at least 75% of the votes cast). The Business Corporations Act allows our shareholders to approve corporate matters by written consent resolution or at a general meeting.

There are no restrictions on the repurchase or redemption by us of common shares as long as we remain solvent. There are no indentures or agreements limiting the payment of dividends. There are no conversion rights, special liquidation rights, sinking fund provisions, pre-emptive rights or subscription rights attached to any common shares. Holders of common shares are not liable to further capital calls by us.

We currently have no shareholder rights plan or "poison pill" device in place that could prevent or delay a takeover bid for our company. The Business Corporations Act allows for the adoption of such a plan and would require the approval of our shareholders by resolution.

The directors have the power to convene general meetings of our shareholders and to set the record date for such meetings to determine the shareholders of record entitled to receive notice of and attend and vote at such meetings. Meetings must be held annually, at least every 15 months, and if they are not convened by the directors, may be requisitioned by shareholders in certain circumstances. The directors must stand for election at each annual general meeting of shareholders. The shareholders holding at least 5% of the voting shares may also requisition a general meeting for the purpose of transacting special business provided certain conditions are met.

If one of our directors votes on a proposal, arrangement or contract in which the director is materially interested, the director is liable to account to us for any profit made as a consequence of our entering into or performing the proposed arrangement or contract, unless the arrangement or contract is reasonable and fair and is approved by a special resolution of the shareholders. A director is not deemed to be interested or have been interested at any time in a proposal, arrangement or transaction merely because it relates to the remuneration of a director in that capacity. The directors have the power to borrow money from any source and upon any terms and conditions on our behalf. There is no requirement that the directors hold shares in our company to qualify as directors and there is no age limit requirement for directors.

Shareholders of our company have the right to inspect many of the records kept at our records office, including our certificate of incorporation, our register of shareholders, our register of directors, minutes of shareholder meetings, consent resolutions of shareholders and our audited financial statements and accompanying auditor's reports.

Under the Business Corporations Act, a shareholder of our company has the right to apply to court on the grounds that we are acting or propose to act in a way that is prejudicial to the shareholders. On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by our company. In addition, the Business Corporations Act allows a shareholder or director of our company, with leave of the court, to bring an action in our name and on our behalf to enforce an obligation owed to us that could be enforced by us or to obtain damages for any breach of such an obligation.

C.    MATERIAL CONTRACTS

The following material contracts have been entered into by us in the preceding two years.

UBC LICENSE AGREEMENT

We entered into an agreement with the UBC effective October 9, 2003, pursuant to which UBC granted to us an exclusive, geographically unrestricted license to use and sublicense certain issued patents and pending patent applications related to the RAMP technology and to manufacture, distribute and sell products developed in connection therewith. See "Item 4 – B. Business Overview – Intellectual Property – License from UBC" for a summary of the terms of this agreement, including the term of the license and our royalty payment obligations.

MANAGEMENT AGREEMENT – WILLIAM RADVAK

Effective May 1, 2003, we entered into a management agreement with William Radvak pursuant to which he agreed to provide his services to us in the capacity of President & Chief Executive Officer. The agreement is for a period of two years. Under the agreement, Mr. Radvak is paid an annual salary of $125,000 and is able to participate in our stock option plan, participate in our employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 25% of his annual salary. In the event we secure sufficient funding to reach positive net cash flow, the agreement provides for the annual salary to be increased to $150,000 retroactive to January 1, 2003. The agreement further provides for a severance payment equal to one year's salary plus 15% for loss of benefits in the event Mr. Radvak's employment is terminated by us in breach of the agreement. In the situation where termination of Mr. Radvak is as a result of a change of control of our company through an unsolicited takeover bid, the severance payment is increased to two years' salary plus 15% for loss of benefits. In a letter dated November 1, 2003, Mr. Radvak agreed to defer 50% of his salary until November 16, 2003 and thereafter defer 100% of his salary until such date as mutually agreed between Mr. Radvak and the Company.

MANAGEMENT AGREEMENT – BRIAN RICHARDS

Effective May 1, 2003, we entered into a two-year management agreement with Brian Richards pursuant to which he agreed to provide his services to us in the capacity of Executive Vice President. Under the agreement, Mr. Richards is paid an annual salary of $100,000 and is able to participate in our stock option plan, participate in our employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of his annual salary. In the event we secure sufficient funding to reach positive net cash flow, the agreement provides for the annual salary to be increased to $125,000 retroactive to January 1, 2003. The agreement further provides for a severance payment equal to one year's salary plus 15% for loss of benefits in the event Mr. Richards' employment is terminated by us in breach of the agreement. In the situation where termination of Mr. Richards is as a result of a change of control of our company through an unsolicited takeover bid, the severance payment is increased to two years' salary plus 15% for loss of benefits. In a letter dated November 21, 2003, Mr. Richards agreed to defer 50% of his salary as of November 21, 2003, until such date as mutually agreed between Mr. Richards and us. Mr. Richards retuned to full salary of $125,000 on May 16, 2004. To date, no retroactive payment has been made.

MANAGEMENT AGREEMENT – JOANNE STEPHENSON

Effective May 1, 2003, we entered into a two-year management agreement with Ms. Stephenson pursuant to which she agreed to provide her services to us in the capacity of Vice President, Business Development. Under the agreement, Ms. Stephenson is paid an annual salary of $100,000 and is able to participate in our stock option plan, participate in our employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of her annual salary. In the event we secure sufficient funding to reach positive net cash flow, the agreement provides for the annual salary to be increased to $125,000 retroactive to January 1, 2003. The agreement further provides for a severance payment equal to one year's salary plus 15% for loss of benefits in the event Ms. Stephenson's employment is terminated by us in breach of the agreement. In the situation where termination of Ms. Stephenson is as a result of a change of control of our company through an unsolicited takeover bid, the severance payment is increased to two years' salary plus 15% for loss of benefits. Ms. Stephenson's salary was increased to $125,000 on May 16, 2004. To date, no retroactive payment has been made.

CONSULTING AGREEMENT – PAUL HARRIS, PHD

Effective May 1, 2003, we entered into a consulting agreement with Micron Engineering, owned by Paul Harris, Ph.D. pursuant to which he agreed to provide part-time services to us in the capacity of Vice President, Research and Development. The agreement is for a period of one year, expiring on April 30, 2004. Under the agreement, Dr. Harris is paid a consulting fee of U.S.$140,000 per annum, which was subsequently amended to U.S.$117,000 per annum, payable monthly based on an average of 12 work days per month. Additionally, Dr. Harris is able to participate in our stock option plan, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of his annual consulting fee. The consulting agreement may be terminated at any time by either Dr. Harris or us with 90 days' written notice. On May 1, 2004, Dr. Harris's contract was extended under the same terms up to April 30, 2006.

CONSULTING AGREEMENT – REED SIMMONS

Effective March 10, 2003, we entered into a consulting agreement with Reed Simmons pursuant to which he agreed to provide his services to us in the capacity of Vice President, Manufacturing. The agreement is for a period of more than one year, expiry on April 30, 2004. Under the agreement, Mr. Simmons is paid a consulting fee in the amount of U.S.$1,500 per week, payable monthly. Additionally, Mr. Simmons is able to participate in our stock option plan, be reimbursed for reasonable out of pocket expenses, as well as participate in any bonus plan enacted by us. The consulting agreement may be terminated at any time by either Mr. Simmons or us with 30 days' written notice. As at June 28, 2004, an extension to Mr. Simmons' contract is in the process of being finalized.

CONSULTING AGREEMENT - KATAN

On July 7, 2003, we entered into a strategic consulting agreement with Katan Associates, Inc. to obtain strategic advisory services. See "Item 7 - B. Related Party Transactions – Transactions During Past Three Fiscal Years".

CONSULTING AGREEMENT – TROUT GROUP

On February 1, 2004, we entered into a strategic consulting agreement with Trout Group to obtain strategic advisory and investor relations services. See "Item 7 - B. Related Party Transactions – Transactions During Past Three Fiscal Years".

PERFORMANCE ESCROW AGREEMENT

Effective December 31, 1995, we entered into a performance escrow agreement with certain of our shareholders and Montreal Trust Company of Canada (now Computershare Investor Services Inc.) governing the release of 825,0000 common shares (the "Performance Shares") issued to our principals but held in escrow pursuant to the policies of the British Columbia Securities Commission. See "Item 10 – A. Share Capital – Escrow Shares".

DEMAND OPERATING FACILITY AGREEMENT AND RELATED GUARANTEE AGREEMENTS

On November 21, 2002 we entered into an agreement with the Toronto Dominion Bank for a revolving line of credit in the amount of U.S.$1,165,000, which was guaranteed, by certain shareholders and directors. The agreement was amended on December 31, 2002. On June 18, 2003, the line of credit was increased to U.S.$1,665,000 and a portion of the loan facility and the related guarantees were extended. In September 2003, U.S.$150,000 of the loan facility was terminated leaving U.S.$1,515,000 available under the facility. See "Item 5 – D. Liquidity and Capital Resources – Outstanding Loans and Credit Facility".

D.    EXCHANGE CONTROLS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of our common shares, other than withholding tax requirements. See "Item 10 – Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

There is no limitation imposed by Canadian law or by our charter or other constituent documents on the right of a non-resident to hold or vote our common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of our. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we are not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was Cdn.$5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of our assets. An investment in our common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment in 2003 to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, exceeds Cdn.$223 million. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our common shares. The acquisition of less than a majority but one third or more of the common shares would be presumed to be an acquisition of control of us unless it could be established that, on the acquisition, we were not controlled in fact by the acquiror through the ownership of common shares.

Certain transactions relating to our common shares would be exempt from the Investment Act, including:

(a)	acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b)	acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)
acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of common shares, remained unchanged.

E.    TAXATION

CANADIAN FEDERAL INCOME TAXATION

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an "Investor") who acquires one or more common shares pursuant to this Registration Statement, and who at all material times for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with us, holds all common shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any common share in or in the course of carrying on business in Canada. It is assumed that the Common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and our understanding of the current published administrative and assessing practices of Canada Customs and Revenue Agency. It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Investor's particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the Investor for purposes of the Canadian Act and the Investor is not eligible for relief pursuant to an applicable bilateral tax treaty. A Common share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that the Common share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the TSX-VN is so prescribed), and that neither the Investor, nor one or more persons with whom the Investor did not deal at arm's length, alone or together at any time in the five years immediately preceding the disposition owned 25% or more of the issued shares of any class of our capital stock. In addition, the Treaty generally will exempt an Investor who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Investor on the disposition of a Common share, from such liability provided that the value of the Common share is not derived principally from real property (including resource property) situated in Canada or that the Investor does not have, and has not had within the 12-month period preceding the disposition, a "permanent establishment" or "fixed base", as those terms are defined for the purposes of the Treaty, available to the Investor in Canada. The Treaty may not be available to a non-resident investor that is a U.S. LLC which is not subject to tax in the U.S.

Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by us to an Investor will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to an Investor who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of our voting stock, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Customs and Revenue Agency‘s position that the Treaty reductions are not available to an Investor that is a "limited liability company" resident in the United States. We will be required to withhold any such tax from the dividend, and remit the tax directly to The Canada Revenue Agency for the account of the Investor.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Item 10 –Additional Information - Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. HOLDERS

As used herein, a "U.S. Holder" is a holder of our common shares who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, U.S. Holders subject to the alternative minimum tax and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON COMMON SHARES

U.S. Holders, who do not fall under any of the provisions contained under within the "Other Consideration for U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. See more detailed discussion at "Foreign Tax Credit" below. U.S. Holders receiving distributions (including constructive distributions) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that distributions exceed current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

With effect from January 1, 2003, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% (5% for certain U.S. Holders). In order for dividends paid by foreign corporations to qualify for the reduced rates, (1) the foreign corporation must meet certain requirements, including that it not be classified as a foreign investment company or a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year, and (2) the U.S. Holder must meet the required holding period. In order to meet the required holding period, the U.S. Holder must hold our common shares for at least 60 days during the 120-day period beginning 60 days before the ex-dividend date.

There is the possibility that our common shares are passive foreign investment company shares. As such, any dividends on our common shares may not be eligible for the reduced maximum tax rates.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of us. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in our common shares. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless we were to become a controlled foreign corporation. For the effect on us of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS FOR U.S. HOLDERS

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold our common shares would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that it might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if we are a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. We believe that we are a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat us as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if we are a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by us.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then it will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are a PFIC and the U.S. Holder holds our common shares) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to our common shares while it is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of our common shares are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in us.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of our stock or the total value is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of our stock would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of us and our earnings invested in "U.S. property" (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of our common shares by such a 10% U.S. Holder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after

December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

This rule is designed to eliminate the risk that a U.S. Holder would be required to include a foreign corporation's earnings currently under both subpart F and the PFIC or QEF rules. Due to the complexity of the CFC and PFIC overlap provisions, U.S. Holders are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment.

F.   DIVIDENDS AND PAYING AGENTS

Not applicable.

G.    STATEMENTS BY EXPERTS

Not applicable.

H.    DOCUMENTS ON DISPLAY

Copies of all filings made with the Securities and Exchange Commission can be obtained from www.sec.gov. Copies of all documents filed with the securities commissions in Canada can be obtained from the website located at www.sedar.com.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We maintain an operating line of credit with The Toronto Dominion Bank for a maximum U.S.$1,515,000. The line of credit is denominated in U.S. dollars and bears interest at business prime which at December 31, 2003 was 4.5% . As a consequence, we are exposed to both fluctuations in interest rates and exchange rates between the U.S. and Canadian dollar. A significant rise in interest rates would have a negative material impact on us.

We conduct a considerable amount of our business outside of Canada and many of our purchase and sales transactions in our fiscal year ended December 31, 2003 were made in U.S. dollars. For this purpose, we maintain U.S. currency accounts for transactions in U.S. dollars. Our business transactions gave rise to a foreign exchange gain of $15,848 in fiscal year 2003, foreign exchange losses of $8,461 in our fiscal year 2002, $43,365 in our fiscal year 2001 and $3,828 in our fiscal year 2000. We do not have any foreign currency hedging instruments in place.

We are also exposed to further currency risk as our line of credit is denominated in U.S. dollars. The amount of available credit will fluctuate depending on the prevailing exchange rate between the Canadian and U.S. dollar. A significant rise in the Canadian dollar against the U.S. dollar may have a negative material impact on us by lowering the amount of credit available under the operating line.

Our secured operating line of credit which is currently for U.S.$1,515,000 is the equivalent of $1,984,650 at the exchange rate of 1.3113 as at March 31, 2004. Interest is based on the prime business rate of The Toronto-Dominion Bank. Historical data from the last six months ended March 31, 2004 is represented in the following table:

Date	US Exchange Rate	Credit Limit in Cdn $$	Prime Business Rate
Average Canadian	$ 1.3171	$ 1,995,397	4.35%
Mean Canadian	$ 1.3184	$ 1,997,300	4.50%
Maximum Canadian	$ 1.3451	$ 2,037,827	4.50%
Minimum Canadian	$ 1.2712	$ 1,925,868	4.00%
Standard Deviation	$ 0.0168	$ 25,524	0.20
Current 31 March, 2004	$ 1.3113	$ 1,986,620	4.00%

Historical data from the last year ended December 31, 2003 is represented in the following table:

Date	US Exchange Rate	Credit Limit in Cdn $$	Prime Business Rate
Average Canadian	$ 1.4009	$ 2,112,327	4.69%
Mean Canadian	$ 1.3825	$ 2,094,488	4.75%
Maximum Canadian	$ 1.5672	$ 2,374,308	5.00%
Minimum Canadian	$ 1.2943	$ 1,960,865	4.50%
Standard Deviation	$ 0.0760	$ 115,069	0.21
Rate as at 31 Dec. 2003	$ 1.2965	$ 1,964,198	4.50%

The current balance on the operating line of credit, as of March 31, 2004, is $1,623,729. Interest based on the "Prime Business Rate" (currently 4.00%) and the daily balance outstanding equates to approximately $5,400 per month. Quarter percent fluctuations in the prime business rate will change interest calculations by approximately $338 per month.

As per the following table, a change of 10 basis points in the US exchange rate would result in a Cdn $ 15,150 change in the credit limit available.

US Exchange	Credit limit	Credit limit	Change
Rate	in US$	in Cdn $	in Cdn $
1.2900	$1,515,000	$1,954,350
1.3000	$1,515,000	$1,969,500	15,150
1.3100	$1,515,000	$1,984,650	15,150
1.3200	$1,515,000	$1,999,800	15,150
1.3300	$1,515,000	$2,014,950	15,150
1.3400	$1,515,000	$2,030,100	15,150
1.3500	$1,515,000	$2,045,250	15,150
1.3600	$1,515,000	$2,060,400	15,150
1.3700	$1,515,000	$2,075,550	15,150
1.3800	$1,515,000	$2,090,700	15,150
1.3900	$1,515,000	$2,105,850	15,150
1.4000	$1,515,000	$2,121,000	15,150

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 15. CONTROLS AND PROCEDURES

Controls and Procedures.

The Company has carried out an evaluation, under the supervision and with the participation of management, including the Company's President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the Securities Exchange Act of 1934 as amended as of December 31, 2003. Based upon that evaluation, the Company's President and Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in enabling us to record, process, summarize and report information required to be included in our periodic SEC filings within the required time period. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out this evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The company's Board of Directors is satisfied that Dominique Merz qualifies as a "financial expert" as defined by the SEC. Mr. Merz is chair of the audit committee and is a non-management director.

ITEM 16B. CODE OF ETHICS

The Company has a code of ethics that applies to all employees, including the Named Executive Officers. The Named Executive Officers are reviewing the code of ethics to ensure that it clearly addresses the guidance provided by the SEC in this area. A copy of the code of ethics may be requested from the Company's Corporate Secretary.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information presented below is in Canadian Dollars

Audit Fees

During the years ended December 31, 2003 and 2002, we paid Ernst & Young LLP (“E&Y”) fees and related expenses of $56,055 and $39,917 respectively.

Tax Fees

During 2002 we paid E&Y $11,856 for the preparation of income tax returns.

Other Fees

For the current year we have paid E&Y $48,000 for services relating to our registration with the SEC.

Generally, before we engage Ernst & Young to render audit or non-audit services, the engagement is approved by our audit committee. Our audit committee reviews Ernst & Young engagements letters for audit and non-audit services.

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial statements filed as part of this report are listed in "Item 19 - Financial Statements and Exhibits".

All financial statements herein are stated in accordance with accounting principles generally accepted in Canada. Such financial statements have been reconciled to United States GAAP. For the history of exchange rates which were in effect for United States dollars against Canadian dollars, see "Item 3 - Currency Exchange Rates".

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to "Item 17 -"Financial Statements".

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

A.	Financial Statements

1
Audited consolidated financial statements including consolidated balance sheets, consolidated statements of loss and deficit and consolidated statements of cash flows, as at December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, the notes to those statements and the auditors' report thereon.

B.	Exhibits

1.1	Memorandum of the company, including all amendments.*
1.2	Articles of the company.*
2.1	Form of our common share certificate.*
2.2	Performance Share Escrow Agreement dated December 31, 1995.*
4.1	License Agreement dated October 9, 2003 between Response and University of British Columbia.*
4.2	Management Agreement dated May 1, 2003 between Response and William Radvak and amendment letter dated November 1, 2003.*

4.3	Management Agreement dated May 1, 2003 between Response and Brian Richards and amendment letter dated November 21, 2003.*

4.4	[removed]
4.5	Management Agreement dated May 1, 2003 between Response and Joanne Stephenson.*
4.6	Consulting Agreement dated May 1, 2003 between Response and Paul Harris, PhD and amendment letter dated December 3, 2003.*

4.7	Consulting Agreement dated March 10, 2003 between Response and Reed Simmons.*
4.8	Consulting Agreement dated July 7, 2003 between Response and Katan Associates, Inc.*
4.9	1996 Stock Option Plan, as amended.*
4.10	Form of our share purchase warrant.*
4.11	Demand Operating Facility Agreement dated November 21, 2002 between Response and The Toronto- Dominion Bank, and amendments dated December 31, 2002 and June 18, 2003.*
4.12	Irrevocable Guarantee Agreement dated November 13, 2002 between Response and Menderes Holding AG.*

4.13	Irrevocable Guarantee Agreement dated November 13, 2002 between Response and Avenir Capital Corp.*
4.14	Irrevocable Guarantee Agreement dated November 13, 2002 between Response and William J. Radvak.*
4.15	Irrevocable Guarantee Agreement dated February 21, 2003 between Response and Dominique E. Merz.*
8.1	List of our subsidiaries.*
10.1	Consent of Ernst & Young LLP, Independent Chartered Accountants. **
12.1	Section 302 Certification of CEO
12.2	Section 302 Certification of CFO

*Previously filed as exhibits to, and incorporated herein by reference from, the company's Registration Statement on Form 20-F (File No.: 0-50571 filed on February 4, 2004).
**Previously filed as exhibits to, and incorporated herein by reference from, the company's Amended Registration Statement on Form 20-F/A (File No.: 0-50571 filed on June 30, 2004).

SIGNATURES

We hereby certify that we meet all of the requirements for filing on Form 20 F and that we have duly caused and authorized the undersigned to sign this registration statement on our behalf.

RESPONSE BIOMEDICAL CORP.

/s/ William J. Radvak
William J. Radvak President and Chief Executive Officer Date: August 18, 2004

Consolidated Financial Statements

Response Biomedical Corp.
(Expressed in Canadian dollars)
December 31, 2003 and 2002

AUDITORS' REPORT

To the Directors of
Response Biomedical Corp.

We have audited the consolidated balance sheets of Response Biomedical Corp. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

As discussed in note 3 to the consolidated financial statements, the Company changed its policy for the method of accounting for stock-based compensation.

Vancouver, Canada,
April 15, 2004.	Chartered Accountants

Comments by Auditors on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian and United States generally accepted auditing standards, our report to the directors dated April 15, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Vancouver, Canada,	/s/ Ernst & Young LLP
April 15, 2004.	Chartered Accountants

Response Biomedical Corp.
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Nature of Business and Basis of Presentation]

As at December 31	(Expressed in Canadian dollars)

	2003	2002
	$	$

ASSETS
Current
Cash and cash equivalents	856	1,075
Short-term investments	2,500	-
Trade receivable [note 4]	151,558	127,228
Other receivables	11,582	26,906
Inventories [note 5]	574,280	327,997
Prepaid expenses and other	14,380	98,911
Total current assets	755,156	582,117
Capital assets [note 6]	288,162	226,483
Deferred loan costs [note 7]	138,016	53,900
	1,181,334	862,500

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Bank indebtedness [note 8]	1,401,786	1,203,416
Accounts payable and accrued liabilities	709,872	398,259
Loans payable to shareholders and directors [note 9]	180,279	-
Deferred revenue	51,208	51,208
Deferred lease inducement - current portion	7,450	-
Total current liabilities	2,350,595	1,652,883
Deferred lease inducement	8,687	-
	2,359,282	1,652,883
Commitments [notes 10[g] and 13]
Shareholders' deficiency
Share capital [note 10[a]]	28,821,536	25,567,572
Contributed surplus [notes 8 and 10[c]]	900,473	350,400
Deficit	(30,899,957)	(26,708,355)
Total shareholders' deficiency	(1,177,948)	(790,383)
	1,181,334	862,500

See accompanying notes

On behalf of the Board:

William J. Radvak	Brian G. Richards
Director	Director

Response Biomedical Corp.
Incorporated under the laws of British Columbia

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[See Note 1 - Nature of Business and Basis of Presentation]

As at December 31	(Expressed in Canadian dollars)

	2003	2002	2001
	$	$	$

REVENUE
Contract service fees and revenues from
collaborative research arrangements [note 14]	455,958	37,250	46,792
Product sales [note 14]	827,795	151,958	-
	1,283,753	189,208	46,792
Less: cost of sales - products and services	(742,564)	(62,779)	-
	541,189	126,429	46,792

EXPENSES
General and administrative [note 11]	1,316,790	1,257,155	1,090,396
Research and development	2,169,461	2,672,351	2,726,447
Marketing and business development	855,502	462,928	200,639
	4,341,753	4,392,434	4,017,482

OTHER (INCOME) EXPENSE
Interest expense [notes 7, 8 and 9]	407,343	446,073	129,068
Interest income	(457)	(6,066)	(11,160)
Miscellaneous income	-	(24,985)	-
Gain on settlement with creditors	-	(15,832)	(469,251)
Foreign exchange (gain) loss	(15,848)	8,461	43,365
Write-off of capital assets	-	-	131,670
	391,038	407,651	(176,308)
Loss for the year	(4,191,602)	(4,673,656)	(3,794,382)

Deficit, beginning of year	(26,708,355)	(22,034,699)	(18,240,317)
Deficit, end of year	(30,899,957)	(26,708,355)	(22,034,699)

Loss per common share - basic and diluted
[note 10[f]]	($0.09)	($0.11)	($0.11)

Weighted average number of common shares
[note 10[f]]	48,164,132	43,228,309	33,412,004

See accompanying notes

Response Biomedical Corp.
Incorporated under the laws of British Columbia

CONSOLIDATED STATEMENTS OF CASH FLOWS
[See Note 1 - Nature of Business and Basis of Presentation]

As at December 31	(Expressed in Canadian dollars)

	2003	2002	2001
	$	$	$

OPERATING ACTIVITIES
Loss for the year	(4,191,602)	(4,673,656)	(3,794,382)
Add (deduct) items not involving cash:
Amortization of capital assets	135,816	79,200	106,006
Gain on settlement with creditors	-	(15,832)	(469,251)
Write-off of capital assets	-	-	131,670
Stock-based compensation	136,918	136,000	10,000
Amortization of deferred loan costs	329,039	443,981	92,152
Deferred leasehold inducement	16,137	-	-
Unrealized foreign exchange loss	-	-	29,305
Changes in non-cash working capital:
Trade receivables	(24,330)	(127,228)	44,723
Other receivables	15,324	(7,862)	-
Inventories	(246,283)	(327,997)	-
Prepaid expenses and other	84,531	(26,398)	6,045
Accounts payable and accrued liabilities	311,613	47,104	264,659
Deferred revenue	-	(37,250)	36,208
Cash used in operating activities	(3,432,837)	(4,509,938)	(3,542,865)

INVESTING ACTIVITIES
Deposit on capital asset purchase	-	(16,557)	-
Purchase of capital assets	(197,495)	(130,059)	168,252
Short-term investments	(2,500)	-	-
Purchase of capital assets	-	-	(3,643)
Cash used in investing activities	(199,995)	(146,616)	164,609

FINANCING ACTIVITIES
Proceeds from issuance of share capital,
net of share issue costs [note 10[a]]	3,253,964	3,040,509	2,127,751
Proceeds from bank indebtedness	198,370	1,203,416	-
Repayment of demand loans payable	-	-	(150,000)
Proceeds from loans from shareholders and directors	180,279	325,320	1,687,726
Repayment of loans payable to shareholders and
directors	-	-	(247,951)
Cash provided by financing activities	3,632,613	4,569,245	3,417,526

Decrease in cash and cash equivalents
during the year	(219)	(87,309)	39,270
Cash and cash equivalents, beginning of year	1,075	88,384	49,114
Cash and cash equivalents, end of year	856	1,075	88,384

Supplemental disclosure
Interest paid	78,304	42,596	36,916

See accompanying notes

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Response Biomedical Corp. (the "Company") was incorporated on August 20, 1980 under the laws of the Province of British Columbia. The Company is engaged in the research, development and commercialization of diagnostic technologies for the medical point of care ("POC") and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP® (Rapid Analyte Measurement Platform). Prior to the year ended December 31, 2003, the Company was considered an enterprise in the development stage.

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins. Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments. RAMP tests are now commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

At December 31, 2003, the Company had a working capital deficiency of $1,595,439, had incurred significant losses and had an accumulated deficit of $30,899,957. The Company's ability to continue as a going concern is uncertain and dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders. Management is planning to raise additional capital to finance expected growth. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company's operations. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. A summary of the significant accounting policies are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of Response Biomedical Corp. and its wholly-owned subsidiaries, Response Biomedical Inc., an inactive United States company with nominal assets and liabilities and Response Development Inc., an inactive Canadian company with nominal assets and liabilities.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. The carrying value of the instruments, which is recorded at cost plus accrued interest, approximates fair market value.

Short-term investments

Short-term investments, which consist of financial instruments purchased with an original maturity of greater than three months and less than one year, are recorded at the lower of cost and market.

Inventories

Raw materials inventory is carried at the lower of actual cost and replacement cost determined on an average cost basis. Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value. Cost of finished goods and work in process inventories includes materials, direct labour and applicable overhead.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Capital assets

Capital assets are recorded at cost and amortized over their estimated useful lives using the straight-line method as follows:

Office furniture and equipment	5 years
Office and lab computer equipment	3 years
Lab furniture and equipment	5 years
Computer software	2 years
Manufacturing equipment and molds	5 years
Leasehold improvements	Term of lease

Deferred loan costs

Deferred loan costs reflect the costs incurred in connection with bank indebtedness financings and are amortized on a straight-line basis over the terms of the respective bank indebtedness and are included in interest expense.

Deferred lease inducements

Deferred lease inducements represent a rent free period and are being amortized over the term of the lease and recorded as a reduction of rent expense.

Foreign currency translation

Monetary items denominated in foreign currencies, including those of the Company's integrated subsidiary, are translated into Canadian dollars using exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate for the year. Foreign exchange gains and losses are included in the determination of loss for the year.

Revenue recognition

Sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian generally accepted accounting criteria for deferral and amortization. The Company has expensed all Research and Development costs for all periods covered in these financial statements.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares. Diluted loss per common share is equivalent to basic loss per common share as the outstanding options and warrants are anti-dilutive.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in substantively enacted rates is included in earnings in the period that includes the enactment date. Future income tax assets, net of a valuation allowance, are recorded in the consolidated financial statements if realization is considered more likely than not.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 10[b]. The Company uses the fair value method of accounting for all stock-based awards granted, modified or settled since January 1, 2002 for awards to non-employees and January 1, 2003 for awards to employees. For stock-based awards to employees granted, modified or settled from January 1, 2002 to December 31, 2002, the Company discloses the pro forma effects to the loss for the period and loss per common share for the period as if the fair value method had been used at the date of grant. The pro forma information is presented in note 10[c].

3. CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments to non-employees, direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets to be accounted for at fair value. The recommendations have been applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002.

During the fourth quarter of 2003, the Company elected to prospectively apply the fair value based method of accounting for stock-based awards to executive officers, directors and employees pursuant to its stock option plan, effective January 1, 2003. The impact of this change in accounting policy is insignificant to the first, second and third quarters [see note 10[c]]. Previously the intrinsic value method was used.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

4. FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash equivalents, short-term investments, trade receivables, other receivables, accounts payable, demand loans payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short-term nature.

The Company performs ongoing credit checks on its customers. As at December 31, 2003, four customers [2002 - one] represent 60% of the trade receivables balance [2002 - 90%].

Financial risk is the risk to the Company's results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in US dollars. The Company mitigates foreign exchange risk as it maintains US dollar bank accounts which are used to pay for expenses in US dollars.

Interest rate risk arises due to the Company's cash and cash equivalents being invested in variable rate securities and the Company's loans having fixed and variable interest rates.

5. INVENTORIES
	2003	2002
	$	$

Raw materials	201,467	187,355
Work in process	207,060	66,449
Finished goods	165,753	74,193
	574,280	327,997

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

6. CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2003
Office furniture and equipment	26,588	23,929	2,659
Office computer equipment	51,427	44,402	7,025
Lab furniture and equipment	397,751	341,812	55,939
Lab computer equipment	44,614	40,976	3,638
Computer software	11,497	6,159	5,338
Manufacturing equipment	85,876	15,459	70,417
Manufacturing molds	149,610	64,978	84,632
Leasehold improvements	64,713	6,199	58,514
	832,076	543,914	288,162

2002
Office furniture and equipment	26,588	18,612	7,976
Office computer equipment	41,930	40,448	1,482
Lab furniture and equipment	373,575	297,063	76,512
Lab computer equipment	39,715	37,223	2,492
Computer software	6,157	6,157	-
Manufacturing equipment	24,501	4,197	20,304
Manufacturing molds	122,115	4,398	117,717
	634,581	408,098	226,483

7. DEFERRED LOAN COSTS

	2003	2002
	$	$

Deferred loan costs	1,003,188	590,033
Less: amortization	(865,172)	(536,133)
	138,016	53,900

During the year ended December 31, 2003 the Company capitalized loan costs of $413,155 [2002 - $224,599] and recorded amortization expense relating to the capitalized loan costs of $329,039 [2002 - $443,981; 2001 - $92,152] [see notes 8 and 9]. Amortization is recorded as interest expense.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

8. BANK INDEBTEDNESS

The Company has a revolving credit facility of up to $1,964,200 (US$1,515,000) with a Canadian chartered bank, bearing interest at the bank's prime rate which at December 31, 2003 was 4.5% [2002 - 4.5%] . The credit facility is guaranteed by a director and a shareholder. In consideration for providing the guarantees, the Company issued a total of 2,088,570 non-transferable share purchase warrants to the guarantors of which 166,785 expired unexercised during the year ended December 31, 2003. Of the 2,088,570 warrants, 410,426 were issued in 2002 with an original expiry date of June 30, 2003 and a further 884,602 were issued in early 2003 with an original expiry date of September 30, 2003. In June 2003, the credit facility was renewed and accordingly, in consideration for the continued guarantees the expiry dates of the warrants were extended to June 30, 2004. In addition, the credit facility was increased from US$1,165,000 to US$1,515,000 and in consideration for the additional guarantee a further 793,542 warrants with an exercise price of $0.46 per common share exercisable to June 30, 2004 were issued.

The estimated fair values of the amendments to the terms and the issuance of further share purchase warrants amounting to $413,155 in 2003 [2002 - $94,400] has been credited to contributed surplus and recorded as deferred loan costs and is being amortized over the term of the credit facility, which expires on June 30, 2004. Of this facility, $1,401,786 including a bank overdraft balance of $9,347 was utilized as at December 31, 2003 [2002 - $789,800].

Each share purchase warrant entitles the holder to purchase one common share of the Company as follows:

Number of
common shares
issuable	Exercise price
#	$	Date of expiry

700,621	0.45	June 30, 2004
793,542	0.46	June 30, 2004
17,196	0.55	June 30, 2004
410,426	0.75	June 30, 2004
1,921,785

Shares issued as a result of the exercise of the share purchase warrants have a hold period of four months from the date of issuance.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

9. LOANS PAYABLE TO SHAREHOLDERS AND DIRECTORS

In August 2001, the Company entered into a loan facility with several shareholders and directors which was collateralized by the Company's assets, bore interest at 8% per annum and repayable up to August 2002. In April 2002, the Company agreed with its lenders to issue common shares to settle the outstanding loan balances, which totaled $1,794,400 as at April 3, 2002, through the issuance of 1,993,777 common shares at a price of $0.90 per share [note 10[a]].

In November 2001, the Company arranged a loan facility with one of its shareholders in the amount of $796,300 [US$500,000]. All advances under the loan facility were collateralized by the Company's assets, bore interest at 8% per annum and repayable up to November 2002. In July 2002, the Company entered into a revolving line of credit facility with a Canadian chartered bank [note 8] and simultaneously repaid the shareholder loan.

As consideration for the August 2001 and November 2001 loans mentioned above, the Company issued a bonus to the lenders of 1,424,662 common shares over a period of time, of which 1,107,936 common shares with a fair value of $346,234 were issued in 2001 and 316,726 common shares with a fair value of $149,399 were issued in 2002. The fair value of these bonus shares were recorded as deferred loan costs and amortized over the term of the loan.

During the year ended December 31, 2003, the Company entered into several short-term loan agreements with shareholders and directors which at December 31, 2003 amounts to $180,279. The loans are without collateral, bear interest at 9% per annum and are repayable on demand with maturity dates to June 30, 2004.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

10.	SHARE CAPITAL

[a]	Authorized - 100,000,000 common shares without par value.

Issued and outstanding	Number	Amount
	#	$

Balance, December 31, 2000	27,323,148	18,109,279
Issued for cash pursuant to private placement,
net of issue costs [i and ii]	8,273,200	2,127,751
Bonus shares	1,107,936	346,234
Balance, December 31, 2001	36,704,284	20,583,264
Issued for cash:
Exercise of warrants	4,321,600	1,604,277
Exercise of stock options	308,000	119,518
Private placement, net of issue costs [iii]	2,413,364	1,316,714
Bonus shares [note 9]	316,726	149,399
Issued for settlement of loans payable to
shareholders and directors [note 9]	1,993,777	1,794,400
Balance, December 31, 2002	46,057,751	25,567,572
Issued for cash:
Exercise of warrants	1,090,750	490,828
Exercise of stock options	592,224	186,321
Private placement, net of issue costs [iv and v]	5,777,796	2,576,815
Balance, December 31, 2003	53,518,521	28,821,536

[i]
In February 2001, the Company issued by way of a private placement 5,409,000 units at a price of $0.25 per unit for gross proceeds of $1,352,250 before share issuance costs of $21,401. Each unit comprised one common share and four one quarter of one common share purchase warrants. Each whole common share purchase warrant entitled the holder to purchase one common share of the Company at a price of $0.35 to $0.45 expiring from August 14, 2001 to February 14, 2003.

[ii]
In August 2001, the Company issued by way of private placement 2,864,200 units at a price of $0.28 per unit, for gross proceeds of $801,976, before share issuance costs of $5,074. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share of the Company at a price of $0.35 per share through August 22, 2002. These warrants were exercised in 2002.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

10.	SHARE CAPITAL (cont'd.)

[iii]
In March 2002, the Company closed a non-brokered private placement consisting of 2,413,364 units at a price of $0.55 per unit, for total gross proceeds of $1,327,350 before share issue costs of $10,636. Each unit comprised one common share and one- half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share of the Company at a price of $0.62 to $0.63 per share through April 1, 2003. During the year ended December 31, 2003, 9,000 common share purchase warrants were exercised and the remaining balance expired unexercised.

[iv]
In June 2003, the Company closed a non-brokered private placement consisting of 1,700,000 units at a price of $0.50 per unit, for gross proceeds of $850,000, before share issuance costs of $5,609. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.50 per share through June 13, 2004.

[v]
In December 2003, the Company closed a non-brokered private placement consisting of 4,049,873 units at a price of $0.43 per unit for gross proceeds of $1,741,445, before share issuance costs of $9,021. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.55 per share through December 29, 2004. In addition, the Company paid a finders fee through the issuance of 27,923 common shares at a price of $0.48 per share which has been recorded as a share issue cost.

[b]	Stock option plan

On June 19, 1996, and subsequently amended on various dates through June 17, 2003, the shareholders approved a stock option plan to reward executive officers, directors, employees and consultants who contribute to the continued success of the Company. The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares on the date of grant. The options generally vest over a period of 18 months and the term may not exceed ten years. In accordance with the plan, the Company may grant options to purchase up to a maximum of 10,000,000 [December 31, 2002 - 8,500,000] common shares of the Company at any one point in time. The plan will terminate April 19, 2006. At December 31, 2003, the Company has 3,889,650 [December 31, 2002 - 2,327,700] stock options available for further issuance.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

10.	SHARE CAPITAL (cont'd.) At December 31, 2003 the following stock options were outstanding:

	Options outstanding			Options exercisable
	December 31, 2003			December 31, 2003
Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise	shares	remaining	average	options currently	average
prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$

0.27 - 0.36	1,543,750	1.81	0.27	1,543,500	0.27
0.40 - 0.49	90,700	2.45	0.40	71,525	0.39
0.50 - 0.57	3,474,100	2.88	0.51	2,711,738	0.50
0.61 - 0.68	394,600	2.62	0.63	369,475	0.63
0.73 - 0.86	479,350	1.81	0.91	329,350	0.83
0.95 - 1.05	102,850	3.29	1.01	102,850	1.01
1.78	25,000	1.23	1.78	25,000	1.78
	6,110,350	2.51	0.49	5,153,438	0.48

The options expire at various dates from February 7, 2004 to August 5, 2008.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

10.	SHARE CAPITAL (cont'd.) Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$

Balance, December 31, 2000	4,010,500	1.37
Options granted	4,097,000	0.42
Options cancelled	(865,000)	1.21
Options forfeited	(1,768,400)	0.76
Options expired	(420,000)	1.25
Balance, December 31, 2001	5,054,100	0.53
Options granted	2,125,400	0.61
Options forfeited	(161,700)	0.65
Options expired	(537,500)	1.22
Options exercised	(308,000)	0.39
Balance, December 31, 2002	6,172,300	0.49
Options granted	1,086,300	0.57
Options forfeited	(105,026)	0.60
Options cancelled	(155,000)	0.55
Options expired	(296,000)	1.06
Options exercised	(592,224)	0.32
Balance, December 31, 2003	6,110,350	0.49

The exercise price equaled the market price on the date of grant for all options issued during the year ended December 31, 2003.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

10.	SHARE CAPITAL (cont'd.)

[c]	Stock-based compensation

For the year ended December 31, 2003, the estimated fair value of stock options granted to employees resulted in compensation expense of $82,518 and the estimated fair value of stock options granted to non-employees resulted in compensation expense of $54,400 [2002 - $136,000; 2001 - $10,000], with a corresponding credit to contributed surplus.

The fair value of stock options granted during the year ended December 31, 2003 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 0.0%; expected volatility 99%; risk-free interest rate 3.14%; and expected life of 1.65 years [2002 - dividend yield 0.0%; expected volatility 132%; risk-free interest rate 3.36%; and expected life of 1.98 years]. The weighted average fair value of the options granted for the year ended December 31, 2003 was $0.21 per option [2002 - $0.39].

The following table provides pro forma loss for the year and pro forma basic and diluted loss per share had compensation expense, for awards granted to employees from January 1, 2002 to December 31, 2002, been based on the fair value method of accounting for stock-based compensation:

	2003	2002
	$	$

Loss for the year, as reported	(4,191,602)	(4,673,656)
Compensation expense	(393,392)	(277,000)
Pro forma loss for the year	(4,584,994)	(4,950,656)
Pro forma loss per share - basic and diluted	(0.10)	(0.11)

[d]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares are held in escrow to be released based on the Company's cumulative cash flow as defined in the escrow agreement. Any shares not released by December 31, 2005 are cancelable.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

10.	SHARE CAPITAL (cont'd.)

[e]	Common share purchase warrants

At December 31, 2003, the following common share purchase warrants were outstanding:

Number of
common shares		Exercise price
issuable		$	Date of expiry

750,000		0.50	April 29, 2004
100,000		0.50	June 13, 2004
700,621	*	0.45	June 30, 2004
793,542	*	0.46	June 30, 2004
17,196	*	0.55	June 30, 2004
410,426	*	0.75	June 30, 2004
123,250		0.55	October 31, 2004
1,048,447		0.55	November 20, 2004
853,240		0.55	December 29, 2004
4,796,722		0.53

* Share purchase warrants discussed in note 8.

Common share purchase warrant transactions are summarized as follows:

		Weighted average
	Number of	exercise
	warrants	price
	#	$

Balance, December 31, 2000	4,617,157	1.16
Warrants issued	6,841,100	0.38
Warrants expired	1,744,407	0.56
Warrants exercised	-	-
Balance, December 31, 2001	9,713,850	0.76
Warrants issued	1,617,108	0.65
Warrants expired	(4,305,500)	1.23
Warrants exercised	(4,321,600)	0.37
Balance, December 31, 2002	2,703,858	0.59
Warrants issued	4,553,081	0.51
Warrants expired	(1,369,467)	0.61
Warrants exercised	(1,090,750)	0.45
Balance, December 31, 2003	4,796,722	0.53

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

10.	SHARE CAPITAL (cont'd.)

[f]	Loss per common share

	2003	2002	2001
	$	$	$

Numerator
Loss for the year	(4,191,602)	(4,673,656)	(3,794,382)

Denominator
Weighted average number of common shares
outstanding	48,989,132	44,053,309	34,237,004
Less: escrowed shares [note 10[d]]	(825,000)	(825,000)	(825,000)
Weighted average number of common shares
outstanding	48,164,132	43,228,309	33,412,004

Loss per common share - basic and diluted	(0.09)	(0.11)	(0.11)

[g]	Other

Pursuant to a 1998 equity financing agreement, the Company is required to grant options to an investor to acquire 200,000 common shares exercisable at the lowest price allowable under the policies of the Toronto Stock Exchange, upon the Company's shares being listed on the Toronto Stock Exchange. The commitment expires on January 6, 2005.

11. RELATED PARTY TRANSACTIONS

In addition to the transactions described in notes 8 and 9, the following payments were made to a consultant or directors or companies related to or under their control:

	2003	2002	2001
	$	$	$

General and administrative
Investor relations	-	7,300
Share issue costs	-	-	7,300

These transactions have been recorded at their exchange amounts, established and agreed between the parties.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

12. INCOME TAXES

At December 31, 2003 the Company had approximately $13,786,000 of non-capital loss carryforwards and approximately $2,122,000 of federal investment tax credits available to reduce taxable income for future years. These losses expire as follows:

	Federal investment	Non-capital loss
	tax credits	carryforwards
	$	$

2004	-	972,000
2005	-	1,016,000
2006	149,000	2,058,000
2007	111,000	3,164,000
2008	153,000	2,157,000
2009	227,000	2,339,000
2010	430,000	2,080,000
2011	384,000	-
2012	388,000	-
2013	280,000	-
	2,122,000	13,786,000

In addition, the Company has approximately $826,000 of provincial investment tax credits that expire between the years 2010 and 2013.

Significant components of the Company's future tax assets as of December 31 are shown below.

	2003	2002
	$	$

Future tax assets:
Book amortization in excess of tax capital cost allowance	484,000	399,000
Net operating loss carryforwards	4,910,000	4,570,000
Research and development deductions and credits	5,158,000	4,313,000
Share issue costs	60,000	110,000
Unearned revenue	18,000	18,000
Total future tax assets	10,630,000	9,410,000
Valuation allowance	(10,630,000)	(9,410,000)
Net future tax assets	-	-

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

12. INCOME TAXES (cont'd.)

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of "more likely than not" criterion. Accordingly, a valuation allowance has been recorded and no future tax assets have been recognized as at December 31, 2003 and 2002.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 37.62% [2002 - 39.62%; 2001 - 44.62%] statutory tax rate, at December 31 is:

	2003	2002	2001
	$	$	$

Income taxes at statutory rates	(1,577,000)	(1,856,000)	(1,693,000)
Expenses not deductible for tax	175,000	230,000	38,000
Expenses capitalized for tax purposes	681,000	762,000	751,000
Losses not recognized for tax purposes	784,000	927,000	888,000
Other	(63,000)	(63,000)	16,000
	-	-	-

13.	COMMITMENTS

[a]	Research and license agreements

The Company entered into an exclusive license agreement with the University of British Columbia ("UBC") effective March 1996, as amended October 2003, to use and sublicense certain technology ("Technology") and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company shall pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year. Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. These payments are expensed in the year incurred. The agreement terminates on the expiration date or invalidity of the patents or upon bankruptcy or insolvency of the Company.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

13.	COMMITMENTS (cont'd.)

[b]	Lease agreements

[i]
The Company leases its office and research facilities under operating lease agreements that are expected to expire in February 2006. At December 31, 2003, future minimum lease payments are approximately as follows:

$

2004	216,000
2005	216,000
2006	36,000
468,000

Rent expense for the year ended December 31, 2003 was $229,170 [2002 - $247,000; 2001 -$243,000].

[ii]	The Company leases certain office equipment under operating lease agreements that expire on various dates to September 2006.

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment with substantially all of its assets and operations located in Canada. Company's revenues are generated from product and sales in Canada, US, Europe, Asia and the Middle East. Expenses are primarily incurred in Canada and the US.

For the year ended December 31, 2003, the Company's contract service fees and revenues from collaborative research arrangements were generated from five customers for a total of $455,958 [2002 - one customer for a total of $37,250; 2001 - three customers for a total of $46,792].

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

14. SEGMENTED INFORMATION (cont'd.)

Contract service fees and revenues from collaborative research arrangements by customer location were as follows:

	2003	2002	2001
	$	$	$

Canada	40,484	-	-
United States	415,474	-	15,000
Asia	-	37,250	31,792
Total	455,958	37,250	46,792

Product sales by customer location were as follows:
	2003	2002	2001
	$	$	$

Canada	96,087	106,407	-
United States	455,414	7,404	-
Europe	88,040	26,818	-
Asia	137,738	-	-
Middle East	32,646	-	-
Other	17,870	11,329	-
Total

Product sales by type of product are as follows:
	2003	2002	2001
	$	$	$

Environmental products	567,872	113,811	-
Clinical products	170,781	38,147	-
Vector products (West Nile Virus)	89,142	-	-
Total	827,795	151,958	-

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the consolidated financial statements previously presented to conform to the presentation adopted in the current year.

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except as follows:

[a]
For U.S. GAAP purposes, the Company has elected to prospectively adopt Statement of Financial Accounting Standard No. 148 (SFAS 148), "Accounting for Stock Based Compensation–Transition and Disclosure", an amendment to Statement of Financial Accounting Standard No. 123 (SFAS 123) "Accounting for Stock Based Compensation" for employee awards granted under its stock option plan, modified or settled subsequent to January 1, 2003. The standard permits the prospective recognition of stock based compensation expense for all employee stock-based compensation transactions occurring subsequent to January 1, 2003 using a fair value based method. Prior to the adoption of this standard, the Company applied the disclosure provisions of SFAS 123 for stock options granted to employees. As allowed by SFAS 123, the Company followed the intrinsic value approach of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) which resulted in no compensation expense being recognized for the years ended December 31, 2002 and 2001 as the exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of grant. As the Company has prospectively adopted comparable accounting standards for both U.S. GAAP and Canadian GAAP in the current period, employee stock based compensation expense amounted to $82,518 for both U.S. GAAP and Canadian GAAP for the year ended December 31, 2003.

[b]	Under U.S. GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal value paid will be recorded as compensation expense upon release from escrow.

[c]
For purposes of reconciliation to U.S. GAAP, the re-pricing of options is subject to variable plan accounting, which can give rise to additional compensation expense. In fiscal 2003, compensation income of $170,816 [2002 - ($326,512); 2001 - ($116,334)] resulted from the re-pricing of options.

Response Biomedical Corp.
Incorporated under the laws of British Columbia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31	(Expressed in Canadian dollars)

16.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

If U.S. GAAP were followed:

[i] the effect on the Statements of Loss and Deficit would be:

	2003	2002	2001
	$	$	$

Loss for the year, Canadian GAAP	(4,191,602)	(4,673,656)	(3,794,382)
Adjustment with respect to repricing of certain
stock options [c]	170,816	(326,512)	(116,334)
Loss and comprehensive loss for the year,
U.S. GAAP	(4,020,786)	(5,000,168)	(3,910,716)

Basic and diluted loss per common share,
U.S. GAAP:	($0.08)	($0.12)	($0.12)

Weighted average number of common shares,
U.S. GAAP (in thousands)	48,164,132	43,228,309	33,412,004

[ii] The effect on the Balance Sheet items would be:
		2003	2002
		$	$

Contributed surplus		1,172,903	793,246
Deficit		(31,172,387)	(27,151,201)

EXHIBIT LIST

Exhibit
Number	Name of Exhibit

1.1	Memorandum of the company, including all amendments.*
1.2	Articles of the company.*
2.1	Form of our common share certificate.*
2.2	Performance Share Escrow Agreement dated December 31, 1995.*
4.1	License Agreement dated October 9, 2003 between Response and University of British Columbia.*
4.2	Management Agreement dated May 1, 2003 between Response and William Radvak and amendment letter dated November 1, 2003.*
4.3	Management Agreement dated May 1, 2003 between Response and Brian Richards and amendment letter dated November 21, 2003.*
4.4	[removed]
4.5	Management Agreement dated May 1, 2003 between Response and Joanne Stephenson.*
4.6	Consulting Agreement dated May 1, 2003 between Response and Paul Harris, PhD and amendment letter dated December 3, 2003.*
4.7	Consulting Agreement dated March 10, 2003 between Response and Reed Simmons.*
4.8	Consulting Agreement dated July 7, 2003 between Response and Katan Associates, Inc.*
4.9	1996 Stock Option Plan, as amended.*
4.10	Form of our share purchase warrant.*
4.11	Demand Operating Facility Agreement dated November 21, 2002 between Response and The Toronto-Dominion Bank, and amendments dated December 31, 2002 and June 18, 2003.*
4.12	Irrevocable Guarantee Agreement dated November 13, 2002 between Response and Menderes Holding AG.*
4.13	Irrevocable Guarantee Agreement dated November 13, 2002 between Response and Avenir Capital Corp.*
4.14	Irrevocable Guarantee Agreement dated November 13, 2002 between Response and William J. Radvak.*
4.15	Irrevocable Guarantee Agreement dated February 21, 2003 between Response and Dominique E. Merz.*
8.1	List of our subsidiaries.*
10.1	Consent of Ernst & Young LLP, Independent Chartered Accountants. **
12.1	Section 302 Certification of CEO
12.2	Section 302 Certification of CFO

*Previously filed as exhibits to, and incorporated herein by reference from, the company's Registration Statement on Form 20-F (File No.: 0-50571 filed on February 4, 2004).
**Previously filed as exhibits to, and incorporated herein by reference from, the company's Amended Registration Statement on Form 20-F/A (File No.: 0-50571 filed on June 30, 2004).